Exhibit 99.1
ANNUAL INFORMATION FORM
OF
DENISON MINES CORP.
FOR THE 15-MONTH PERIOD ENDED DECEMBER 31, 2006
MARCH 27, 2007

Currency
All amounts stated in this Annual Information Form (“AIF”) are in United States dollars, unless otherwise indicated.
Basis of Presentation
In August 2006, Denison Mines Corp. (“Denison” or the “Company’) changed its fiscal year end from September 30 to December 31 to align its reporting periods with those of its peers in the uranium industry. For its 2006 annual report, the Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulations. Except as otherwise noted, references to “2006”, “2005” and “2004” refer to the 15-month period ended December 31, 2006 and years ended September 30, 2005 and 2004, respectively.
Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and in the United States, as applicable to Denison, are explained in the consolidated financial statements of the Company for the 15 months ended December 31, 2006, which are incorporated herein by reference.
Note Regarding Forward-Looking Information
This AIF contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in this AIF. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
Note To United States Investors Concerning
Estimates Of Measured, Indicated And Inferred Resources
This AIF uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
The definitions of certain technical terms used in this AIF are set forth in Schedule B – Glossary of Technical Terms.

This AIF is dated March 27, 2007. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2006.
Incorporation And Subsidiaries
     Incorporation
Denison, formerly International Uranium Corporation, was formed by articles of amalgamation effective May 9, 1997 pursuant to an amalgamation under the Ontario Business Corporations Act (the “OBCA”) involving two companies: International Uranium Corporation, incorporated on October 3, 1996 under the OBCA, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent on September 29, 1950. The amalgamated companies were continued under the name “International Uranium Corporation” (“IUC”).
On December 1, 2006, IUC and Denison Mines Inc. (“DMI”) combined their business operations by way of arrangement under the OBCA (the “Denison Arrangement”). Pursuant to the Denison Arrangement, DMI amalgamated with a subsidiary of IUC, 2113537 Ontario Inc. (“IUC Subco”). The amalgamated companies continued as “Denison Mines Inc.” Under the Denison Arrangement, IUC acquired all of the shares of the newly amalgamated DMI in exchange for IUC shares on the basis of 2.88 IUC shares for each DMI share. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”
The registered and head office of Denison is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. The Company’s operations in the United States are headquartered at Suite 950, 1050 Seventeenth Street, Denver, CO, 80265, USA.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML”.
Denison’s Common Shares are registered under the Securities Exchange Act of 1934, as amended, and Denison files periodic reports with the United States Securities and Exchange Commission.
     Subsidiaries
The Company conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of the Company and its subsidiaries, including the name, country of incorporation and proportion of ownership interest is included as Exhibit 1 to this AIF.
All of the Company’s U.S. assets are held directly or indirectly through the Company’s wholly-owned subsidiary Denison Mines Holdings Corp. (“DMH”). DMH holds its uranium mining and milling assets through a series of Colorado limited liability companies:
•	the White Mesa mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah through Denison White Mesa LLC;

•	the Colorado Plateau mines, straddling the Colorado and Utah border, through Denison Colorado Plateau LLC and Denison Sunday Mine LLC;

•	the Arizona Strip properties through Denison Arizona Strip LLC; and

•	the Henry Mountains uranium complex in southern Utah and other exploration properties through Denison Henry Mountains LLC.

All of the U.S. properties are operated by Denison Mines (USA) Corp, a wholly-owned subsidiary of DMH.
The Company’s 70% interest in the Gurvan Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by Denison Mines (Bermuda I) Ltd., a wholly-owned subsidiary of the Company. The remaining interests in this Joint Venture are held by the Mongolian Government and Geologorazvedka, a Russian government entity, as to 15% each. In addition to its interest in the Gurvan Saihan Joint Venture, the Company also holds other uranium exploration licenses in Mongolia through International Uranium Mongolia XXK, a Mongolian entity, which is also wholly owned by International Uranium Company (Mongolia) Ltd. The Company also has an option to earn a 65% interest in eight exploration licenses.
The Company’s Canadian uranium exploration properties are held directly, except those properties which belonged to DMI prior to the Denison Arrangement are still held through DMI.
DMI owns 30% of the outstanding common shares of McClean Uranium Limited (“MUL”), which is a corporation incorporated under the laws of the Province of Saskatchewan. The balance of the common shares of MUL are held by Denison’s joint venture partner, AREVA Resources Canada Inc., formerly COGEMA Resources Inc. (“ARC”), a subsidiary of AREVA Group (“AREVA”). ARC and Denison jointly market their respective share of Canadian production from McClean Lake to electrical utilities around the world through MUL. See “Marketing”.
The Company’s 50% interest in Urizon Recovery Systems, LLC is held through Denison Recovery LLC, which is owned as to 1% by DMH and as to 99% by DMH’s wholly-owned subsidiary, Denison Mines Recovery Corp. See “Denison’s Business — Urizon Joint Venture”.
General Development Of The Business
     Three-Year Highlights
In this section entitled “General Development of the Business”, references to “2006”, “2005” and “2004” are to calendar years.
2004
Uranium spot prices rose during the year from $14.50 to $20.70 as a result of a tightening supply/demand situation and the drawdown of excess inventories. The Canadian dollar appreciated relative to the U.S. dollar.
In January, the Company resumed drilling at the Moore Lake uranium project. The Company’s exploration program at Moore Lake was expanded to include 30 km of linecutting, gravity and other EM surveys. The Company also initiated the review of all geophysical and geochemical data on its Lazy Edward Bay property with the intention of initiating an exploration program later in 2004.
Effective March 8, 2004, DMI became an active business, having acquired the mining and environmental service businesses of Denison Energy Inc. (“Denison Energy”) upon the completion of the reorganization of Denison Energy. As part of the reorganization of Denison Energy, each of Denison Energy’s shareholders received one share of DMI, and DMI’s common shares were listed and started trading on the TSX.

In June, the Company and its joint venture partner at the Moore Lake Uranium Project, JNR Resources Inc. (“JNR”), approved a 15,000 metre diamond drilling and exploration program on the Moore Lake uranium project. The initial program included approximately 5,000 metres of diamond drilling, focusing on the known uranium mineralization in the high grade Maverick zone along with linecutting and geophysical surveys over the interpreted north eastern and south western extensions of the structural corridor containing the mineralization, and a property-wide boulder sampling program.
In June, the Company transferred its Bermudan subsidiary holding all of its precious metal and base metal exploration properties in Mongolia to Fortress IT Corp. (“Fortress”), in consideration for 28,000,000 shares of Fortress. Fortress negotiated a private placement of 10,000,000 shares at Cdn$0.12 each, to raise gross proceeds of Cdn$1.2 million to be used for property payments, exploration programs on the Mongolian properties and initial working capital requirements. On closing, Fortress changed its name to “Fortress Minerals Corp.” and the Company indirectly held approximately 58.8% of the outstanding shares of Fortress.
In June, the Canadian Federal Court of Appeal issued a unanimous decision overturning a September 2002 decision of the Trial Division that quashed the original facility operating licence for the McClean Lake project, in which DMI holds an interest. The Trial Division had quashed the McClean Lake operating licence, which was issued in 1999, on the basis that the Canadian Environmental Assessment Act had not been complied with. The Court of Appeal found that the facility’s licence was properly issued. The plaintiff sought leave to appeal this ruling to the Supreme Court of Canada but was denied.
In June, the Company announced the addition of six new uranium exploration areas to the Gurvan Saihan Joint Venture in Mongolia. The Company is the managing director and operator and holds a 70% interest in this joint venture, with the Mongolian government and a Russian government entity each holding a 15% interest. Seven new exploration licences, in six separate locations, were issued to the Joint Venture. These licences totalled approximately 540,000 hectares, bringing the Gurvan Saihan Joint Venture’s total land position in Mongolia to 1.65 million hectares. All of these licence areas are located in the Central Gobi region and lie along the same regional belt of sedimentary basins that host significant uranium deposits at the Joint Venture’s Hairhan and Haraat properties.
In September, the Company closed a Cdn$5 million non-brokered private placement of 1,250,000 flow-through Common Shares at a price of Cdn$4.00 per flow-through Common Share. The Company paid a 4% finder’s fee in connection with the private placement. The Company used the proceeds from the offering to fund the Company’s Canadian exploration projects.
In October, DMI entered into an option agreement with ARC to earn an interest in the Wolly uranium project, which surrounds the McClean Lake project. DMI acquired the option to earn up to a 22.5% interest in the Wolly uranium exploration project by spending up to Cdn$5 million over a six-year period. DMI also entered into an option agreement with its joint venture partners to earn up to an additional 20% interest in the Wheeler River uranium exploration project in northern Saskatchewan to bring its interest up to 60%, by funding exploration expenditures of Cdn$7 million over the following six years.
In November, the Ontario Assessment Review Board released a decision confirming the assessed values on DMI’s Elliott Lake closed mine site, supporting DMI’s position that the assessed values were Cdn$108,700 rather than in excess of Cdn$62 million as asserted by the City of Elliott Lake. The City of Elliott Lake sought leave to appeal this decision to the Divisional Court but was denied.
In December, the Company staked additional ground in the Athabasca Basin bringing its total staked and optioned land position to over 403,000 hectares. The effect of this staking effectively tripled the Company’s land position in the Athabasca Basin.

In December, DMI purchased a further 5.21% interest in the Midwest uranium project located in northern Saskatchewan from Redstone Resources Inc., bringing DMI’s total interest in the project to 25.17%, and adding 1.75 million pounds to DMI’s uranium reserve base. The consideration for the acquisition of the additional Midwest interest was a total of Cdn$3.8 million consisting of Cdn$1.3 million in cash and 320,625 common shares of DMI valued at Cdn$7.85 each at the time of the transaction.
The Denison Environmental Services (“DES”) division of DMI commenced work on a new contract providing demolition services at a uranium mine site at Cluff Lake, Saskatchewan.
2005
Spot uranium prices continued to steadily increase during 2005 reaching $36.25 by year-end, representing an increase of about 75% during the year. The Canadian dollar continued to strengthen against the U.S. dollar.
In March, the Supreme Court of Canada dismissed with costs the plaintiff’s application to appeal the June 2004 Federal Court of Appeal decision that upheld the validity of the McClean Lake uranium facility’s operating licence. As a result, any uncertainty regarding the validity of the McClean Lake facility’s operating licence was eliminated. The McClean Lake uranium facility operating licence was renewed by the Canadian Nuclear Safety Commission (“CNSC”) in July 2005 for a period of four years.
In March, the Company completed the addition of two key properties adjoining its existing Bullfrog mining claims in Garfield County in southeast Utah: a Utah state section, and 17 privately held unpatented mining claims. These additional properties encompass the entire Tony M Mine, which was extensively developed in the early 1980s but was never put into production. As a result of the addition of the Tony M Mine properties to the Company’s existing holdings, the Company’s holdings nearly doubled the identified uranium resources the Company controlled in Garfield County. The Tony M properties and the Bullfrog property now comprise the Company’s Henry Mountains Complex.
In March, the Company raised proceeds of Cdn$7 million through a non-brokered private placement of 1,000,000 flow-through Common Shares at a price of Cdn$7.00 per share. The Company used the proceeds from the offering to fund the Company’s Canadian exploration projects. A 4% finder’s fee was paid in connection with the private placement.
In March, DMI was appointed as the manager of Uranium Participation Corporation (“UPC”), a public company established to invest in uranium. DMI did not acquire an ownership interest in UPC. DMI and UPC do not have any directors in common.
In March, the Company’s White Mesa mill began processing an alternate feed stream which was expected to result in the production for the Company of approximately 500,000 pounds of yellowcake. The Company began the permitting process for the Henry Mountains Complex with the aim to put this mine into production immediately upon receipt of the required permits.
In March, the Company announced the start of a winter drilling program at its 100% owned Key Lake South uranium project. The project is located about 20 km southwest of the Key Lake mine owned by Cameco Corporation (“Cameco”) in the Athabasca Basin.
In May, the Company announced that it had agreed with Santoy Resources Ltd. (“Santoy”) to jointly acquire, by contract staking, 13 mineral exploration claims totalling 63,489 hectares in the northeast margin of the Athabasca Basin. The majority of the ground is contiguous with and was integrated into the

Hatchet Lake Joint Venture project, which is owned 50:50 by Santoy and the Company. The acquisition brought the total of the Hatchet Lake Joint Venture project to 33 exploration claims totalling 123,378 hectares, or over 300,000 acres. Santoy is the initial operator of the Hatchet Lake Joint Venture.
In June, the Company signed a formal agreement with Erdene Gold Inc. (“Erdene”) to acquire a 65% interest in Erdene’s uranium properties in Mongolia. The Erdene uranium properties comprise an area of greater than 1.3 million hectares covering prospective ground in the central regional belt of sedimentary basins. The Company was granted the option to acquire the 65% interest in the Erdene uranium properties in consideration for expenditures of Cdn$6 million over a four-year period. In addition, the Company purchased 1,000,000 common shares of Erdene at a price of Cdn$1.00 per share. The Company entered into a strategic alliance with Erdene for purposes of staking additional ground for uranium exploration in Mongolia for a period of three years.
In June, new estimates of mineral reserves and mineral resources at Midwest were prepared by Roscoe Postle Associates Inc., now Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), which was retained to independently review and audit the reserves and resources in accordance with the requirements of National Instrument 43-101 — Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP and Form 43-101F (collectively, “NI 43-101”) of the Canadian Securities Administrators. As a result of this new estimate, DMI reported increased mineral reserves of approximately 3.0 million pounds of U3O8. DMI’s share of mineral reserves at Midwest also include 8.38 million pounds of nickel and 0.65 million pounds of cobalt. See “Mineral Properties – Midwest”.
In August, the Company provided notice to JNR that it intended to exercise the balance of its option to earn a 75% interest in the Moore Lake property by subscribing for 173,913 units of JNR at a price of Cdn$1.15 per unit. Each unit consisted of one common share and one share purchase warrant entitling the Company to purchase one additional common share of JNR at a price of Cdn$1.16 for a period of two years.
Mining of the Sue A and Sue E uranium deposits at McClean Lake commenced during the third quarter of 2005 to provide ongoing feed to the JEB mill at McClean Lake.
In October, the Company closed a non-brokered private placement of 6,000,000 Common Shares at a price of Cdn$7.50 per share for gross proceeds of Cdn$45 million. The Company paid a finder’s fee of 4% on a portion of the private placement. Net proceeds of the private placement were used by the Company towards re-opening the Company’s U.S. uranium mines and for general working capital purposes.
In October, the Company entered into a letter of intent with Consolidated Abaddon Resources Inc. (“Abaddon”) pursuant to which the Company could acquire an exclusive option for a 51% interest in Abaddon’s Huard-Kirsch Lakes uranium property. The Huard-Kirsch Lakes property is located in the eastern Athabasca Basin approximately 20 km northwest of the McArthur River mine. The Company can earn a 51% interest in the property by incurring Cdn$1.5 million of exploration expenditures on or before September 21, 2008 and by making a cash payment of Cdn$25,000. Definitive documentation relating to the acquisition of the option for the Huard-Kirsch properties was executed in November 2005.
In November, Scott Wilson RPA prepared a new estimate of mineral reserves and resources for McClean Lake in accordance with the requirements of NI 43-101. See “Mineral Properties – McClean Lake”.
In December, the Company closed a private placement of 850,000 flow-through Common Shares at a price of Cdn$7.75 per share for gross proceeds of approximately Cdn$6.6 million. The proceeds of the sale of the flow-through Common Shares were used by the Company for the exploration of the

Company’s Canadian exploration projects. The Company paid a 4% finder’s fee in connection with the private placement.
In December 2005, the Company and JNR entered into an agreement to combine a number of claims in the Bell Lake area of northern Saskatchewan into a newly constituted joint venture. The Bell Lake project is located in the Athabasca Basin some 50 to 75 km northwest of the Rabbit Lake mine and within 5 km of Cameco’s La Rocque Lake uranium zone. The project consists of nine claims totalling 29,952 hectares and includes all of the Company’s Ward Creek claims and JNR’s Bell Lake and La Rocque Lake claims. The latter two claims were under option to the Company. The Company holds a 60% interest in the project and is the operator. JNR holds a 40% interest in the new project and will retain a 2% NSR on the Bell Lake and La Rocque Lake claims. The Ward Creek claims are also subject to a 2% NSR, payable to a third party.
DES completed its contract for demolition services at a uranium mine site at Cluff Lake in Saskatchewan and completed several smaller contracts. During the year, DES entered into a new six-year agreement with Rio Algom for the care and maintenance of its closed mine site at Elliott Lake.
In December, the project description for the development of the Midwest project, in which DMI has a 25.17% interest, was submitted to the CNSC, the Environmental Assessment Branch of Saskatchewan Environment and the Canadian Environmental Assessment Agency. The project description contemplates the Midwest deposit being mined as an open pit with further expansion of the JEB mill at McClean Lake where the Midwest ore will be processed. The Company anticipates that the environmental assessment and subsequent licensing will be completed in time to commence stripping of the Midwest deposit in 2008.
2006
Spot uranium prices continued to steadily increase during 2006 from $36.25 to $72.00 per pound of U3O8 by year-end. The Canadian dollar continued to strengthen against the U.S. dollar.
In February, the Company signed an option agreement with Abaddon on Abaddon’s Sims Lake mineral claims in Labrador, Canada. Pursuant to the agreement, the Company acquired an option to earn a 51% interest in the property by spending Cdn$450,000 on exploration prior to January 2008 and paying Abaddon Cdn$40,000. Following the earning of the 51% interest, the Company will have a further option to earn a further 24% interest by incurring Cdn$1.0 million in exploration expenses.
In March, the Company signed a letter of intent with Cameco to earn an aggregate 75% interest in the Park Creek uranium property in the Athabasca Basin, Saskatchewan. The earn-in agreement requires the Company to spend Cdn$2.8 million over 3 years to earn 49%, and then an option to earn an additional 26% by incurring expenditures of Cdn$3.0 million over the next two years. The Company is the operator during the earn-in period.
In March, new estimates of mineral resources at the Sue D deposit on the McClean Lake lease were prepared by Scott Wilson RPA, which was retained to independently review and audit the resources in accordance with the requirements of NI 43-101. The report identified indicated mineral resources for the Sue D deposit of 2.8 million pounds of U3O8 (the Company’s share 0.6 million pounds) and inferred mineral resources containing 0.2 million pounds (the Company’s share 0.05 million pounds) based on a 0.1% U3O8 cut-off grade. See “Mineral Properties – McClean Lake”.
In May, the Company announced it was initiating a 65,000 meter drilling campaign in Mongolia after years of reduced activity in that country due to depressed U3O8 prices.

In June, the Company announced the re-opening of its U.S. uranium/vanadium mines in the south western United States, including the Pandora, Topaz, Sunday and St. Jude mines in the Colorado Plateau.
In June, the Utah Department of Environmental Quality issued an amendment to the Company’s radioactive materials license, allowing the mill to receive and process up to 32,000 tons of alternate feed material from FMRI’s Muskogee Facility, located in Oklahoma. The amendment was challenged by the Glen Canyon Group of the Utah Chapter of the Sierra Club. The Sierra Club was granted standing by the State of Utah Radiation Control Board (“RCB”) to challenge this license amendment. In February 2007, the RCB voted in favour of upholding the license amendment. As of the date hereof, the Sierra Club has not indicated if it will request a reconsideration of the decision or appeal the ruling.
In September, the Company announced that it had entered into an agreement with DMI to complete the Denison Arrangement.
In October, new estimates of mineral resources at the Henry Mountains Complex, in south eastern Utah, were prepared by Scott Wilson RPA, which was retained to independently review and audit the resources in accordance with the requirements of NI 43-101. As a result of this new estimate, Denison reported indicated mineral resources of 6.87 million pounds of U3O8 and inferred mineral resources of 6.05 million pounds at its Bullfrog deposit. The report also identifies historical mineral resources at the Tony M deposit, which are considered to be equivalent to indicated under the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). This mineralization contains 5.3 million pounds U3O8 at a 0.15% eU3O8 cut-off grade. See “Mineral Properties – Henry Mountains Complex”.
On November 20, the Company’s shareholders approved certain matters relating to the Denison Arrangement and amendments to the Company’s stock option plan. At the same time, shareholders of DMI also approved matters pertaining to the Denison Arrangement. Shortly thereafter, the Ontario Superior Court of Justice approved the Denison Arrangement. See “Significant Acquisitions” in this section of the AIF.
On December 1, IUC and DMI combined their businesses and operations. Pursuant to the Denison Arrangement, DMI amalgamated with IUC Subco and the amalgamated company continued as DMI. IUC acquired all of the shares of DMI on the basis of 2.88 IUC shares for each DMI share. Effective December 1, IUC’s articles were amended to change its name to “Denison Mines Corp”. On December 7, the Common Shares started trading on the TSX under the symbol “DML”.
In December, Denison announced a takeover offer to acquire any or all of the issued and outstanding shares of OmegaCorp Limited (“Omega”), an Australian public company, at a price of AU$1.10 per share. Omega owns the Kariba uranium project in Zambia.
2007 – Recent Developments
Significant developments that have occurred in 2007 prior to the date of the AIF include the following:
•	On January 9, Denison issued an aggregate of 9,010,700 Common Shares by way of private placement for gross proceeds of approximately Cdn$105.9 million.

•	On January 23, Denison lodged a bidder’s statement with the Australian Securities and Investment Commission in connection with Denison’s offer to acquire any or all of the issued and outstanding shares of Omega. The offer was scheduled to close on February 28, 2007 but was subsequently amended to increase the offer by 4.5% to AU$1.15 per share and to stipulate that this was Denison’s final offer. The offer period now closes on April 13, 2007. Approximately 31.5% of the common shares of Omega were tendered by March 27, 2007.

•	On February 26, Denison announced that it had applied for a listing of its common shares on the American Stock Exchange. It is expected that the process will be completed by April, 2007.

•	On February 27, Denison acquired five uranium deposits located in the Arizona Strip district in north eastern Arizona for cash consideration of $5.5 million plus a 1% royalty.

•	On February 27, Denison announced a uranium sales contract with AREVA to sell, commencing in 2008, 17% of White Mesa mill’s annual uranium production, up to 6.5 million pounds U3O8, at a price of 95% of the previous month’s long term uranium price. The contract also has a floor price of $45.00 per pound U3O8.

•	In March, new estimates of mineral resources at the McClean North deposit, on the McClean Lake property, were received from Scott Wilson RPA, which was retained to independently review and audit the resources in accordance with the requirements of NI 43-101. The report identified indicated mineral resources for the McClean North deposit containing 11.48 million pounds of U3O8 (Denison’s share 2.58 million pounds) and inferred mineral resources containing 0.05 million pounds (Denison’s share 0.01 million pounds) based on a 0.1% U3O8 cut-off grade using an open pit mining method. The McClean North deposit resources had previously been estimated based on mining by blind boring. See “Mineral Properties – McClean Lake”.

•	In March, new estimates of mineral resources at the Hairhan deposit in Mongolia were received from Scott Wilson RPA, which was retained to independently review and audit the resources in accordance with the requirements of NI 43-101. The report identified indicated mineral resources for the Hairhan deposit containing 7.89 million pounds of U3O8 (Denison’s share 5.52 million pounds) and inferred mineral resources containing 3.48 million pounds (Denison’s share 2.44 million pounds) based on a 0.02% U3O8 cut-off grade. The report also identifies historical mineral resources at the Haraat deposit, which are considered to be equivalent to inferred under the definition standards of the CIM. This mineralization, located below the water table, contains a total of 6.4 million pounds U3O8 (Denison portion 4.48 million pounds) at a 0.01% U3O8 cut-off grade. See “Mineral Properties – Gurvan Saihan Joint Venture”.

•	In March, new estimates of mineral resources at the breccia pipe deposits in Arizona were prepared by Scott Wilson RPA, who was retained in accordance with the requirements of NI 43-101. The report identified inferred mineral resources for the Arizona 1, Canyon, and Pinenut deposits of 0.96 million pounds of U3O8, 1.52 million pounds of U3O8 and 0.87 million pounds of U3O8 respectively, based on a 0.2% eU3O8 cut-off grade. See “Mineral Properties – Arizona Strip”.

•	On March 19, Denison announced a non-brokered private placement of 1,104,295 flow-through Common Shares prices at Cdn$16.30, for gross proceeds of approximately Cdn$18 million. The offering is scheduled to close on April 2, 2007. Proceeds of the private placement will be used for the Company’s 2007 exploration program in Saskatchewan.
          Significant Acquisitions
Effective December 1, 2006, Denison completed the Denison Arrangement which effectively combined the business and operations of IUC and DMI. Pursuant to the plan of arrangement, DMI amalgamated with IUC Subco, and each issued and outstanding common share of DMI was transferred to IUC in exchange for 2.88 Common Shares. After the Denison Arrangement, DMI became a wholly-owned subsidiary of IUC and IUC was renamed “Denison Mines Corp.” The Company prepared and filed a management information circular and proxy statement concerning the Denison Arrangement dated October 18, 2006. Pursuant to the provisions of National Instrument 51-102 of the Canadian Securities Administrators in effect at the time of the transaction, the Company was not required to file a business acquisition report in connection with the Denison Arrangement.
Denison’s Business
     Overview
The Company is engaged in uranium exploration, development, mining and milling. The Company has uranium exploration programs in the Athabasca Region of Saskatchewan, Canada, the United States and in Mongolia. The Company owns several uranium and uranium/vanadium mines and the only currently operating uranium/vanadium mill in the United States. The Company’s business also includes the recycling of uranium-bearing waste products at its White Mesa uranium mill to recover uranium for sale as an alternative to the direct disposal of these waste products.
The Company entered the uranium industry in May 1997 by acquiring substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company, and Energy Fuels Nuclear, Inc. (collectively “EFN”). EFN was a uranium producer with properties in the United States and Mongolia. EFN went bankrupt in 1995 and ceased to carry on business at that time. The Company acquired EFN’s uranium assets as part of the bankruptcy proceedings.
The EFN assets acquired included several developed mines that were shut down, several partially developed properties and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa mill near Blanding, Utah. The White Mesa mill is a fully permitted dual circuit uranium/vanadium mill. In addition to the U.S. properties, the Company also acquired a 70% interest in the Gurvan Saihan Joint Venture with the government of Mongolia and a Russian government entity to explore for uranium in Mongolia.
Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999, and shut down all of its mines and suspended its Mongolian uranium joint venture activities. The Company also sold its uranium property in Wyoming and released its properties in South Dakota. However, as a result of increases in uranium prices, the Company has acquired and staked uranium exploration properties in Canada and commenced exploration on a number of those properties. The Company has also recommenced its uranium exploration program in Mongolia. In addition, the Company has purchased additional uranium properties in the U.S. and has recommenced its U.S. mining activities.
In 2006, the Company combined its business and operations with DMI by way of the Denison Arrangement. DMI became a wholly-owned subsidiary of the Company. DMI or its predecessor companies have been in the uranium exploration, development, mining and milling business since 1954. As a result, the Company, through DMI, holds a 22.5% interest in the McClean Lake uranium project, a 25.17% interest in the Midwest uranium project in northern Saskatchewan, interests in a number of exploration properties for uranium and other minerals and DES. DES provides services such as ongoing monitoring of closed mine sites, effluent treatment and maintenance services, hazardous material abatement and demolition of closed mines. DMI is also the manager of UPC.
The Company’s principal assets as at December 31, 2006 include the following:
In United States:
•	the White Mesa mill, a 2,000 ton per day uranium and vanadium processing plant near Blanding, Utah;

•	the Arizona Strip uranium properties, in north central Arizona;

•	the Colorado Plateau uranium properties, straddling the south western Colorado and Utah border;

•	the Henry Mountains Complex, in south central Utah; and

•	various uranium waste processing contracts and joint venture contracts.
In Canada:
•	a 22.50% interest in the McClean Lake uranium facility in Northern Saskatchewan;

•	a 22.50% interest in the McClean Lake uranium deposits;

•	a 25.17% interest in the Midwest uranium project, including the Mae exploration area;

•	a 40% interest in the Wheeler River Project; and an option to earn an additional 20% interest therein;

•	an option to earn 22.5% interest in the Wolly project;

•	a 75% interest in the Moore Lake property;

•	various exploration properties in the Athabasca Basin;

•	management services agreement with UPC; and

•	environmental services business (DES).
In Mongolia:
•	a 70% interest in the Gurvan Saihan Joint Venture, which holds 750,000 hectares of uranium exploration properties in Mongolia;

•	five exploration licenses totalling 322,580 hectares

•	an option to earn a 65% interest in eight uranium exploration licenses totalling approximately 310,000 hectares; and

•	a 25% interest in uranium exploration licenses totalling approximately 1.8 million hectares in north eastern Mongolia.
Other:
•	a 36% equity interest in Fortress, a Canadian company engaged in the exploration for precious metals and base metals in Mongolia, Russia and Nicaragua;

•	a 12% equity interest in Energy Metals Limited, an exploration company whose securities are listed on the Australian Stock Exchange. Energy Metals Limited has promising uranium exploration properties in both Western Australia and the Northern Territory of Australia;

•	as of the date of this AIF, 31.5% of Omega, an Australian company that owns the Kariba uranium project in Zambia; and

•	portfolio investments in junior uranium exploration companies.

     Marketing
The Uranium Industry
Commercial nuclear power generation began just over 40 years ago and now generates as much global electricity as was produced forty years ago by all sources. The low operating cost of nuclear power combined with the increased focus on climate change could result in increased electricity production from nuclear generators in various areas of the world.
There are 103 operating nuclear reactors in the United States and a total of 435 worldwide, operating in 30 countries representing a total world nuclear capacity of 368.9 gigawatts. A further 28 reactors with a capacity of 22.7 gigawatts are under construction in 12 countries and an additional 64 reactors (68.9 gigawatts) are planned. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be the key component in the uranium market.
Uranium Supply and Demand
The world’s operating nuclear power reactors require about 173 million pounds of uranium per year. As nuclear power capacity increases, the uranium fuel requirement also increases. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapon grade material and reprocessing). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period 2000-2003, annual global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.1 million pounds in 2005; however, production decreased in 2006 as a result of problems at several production centres. Canada and Australia currently account for over half the world’s production. The United States’ production only represented about 5%, or 4.1 million pounds of uranium in 2005. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. In 2005, seven companies accounted for over 78% of primary production while the six largest uranium mines produced over 58% of the aggregate global production.
Primary uranium production supplies only approximately 62% of the total annual requirements of nuclear power generators. The remaining supply is from secondary sources, which include inventories held by producers and utilities, government inventories, and uranium recycled from government stockpiles. The recycling of highly enriched uranium (“HEU”) from Russia is a unique subset of secondary sources of supply. Surplus fissile military materials are converted from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the “Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. The Russian HEU Agreement terminates in 2013 and Russia has stated that it will not be renewed. In April 1996, the USEC Privatization Act gave Russia the authority to sell Russian natural uranium derived from the LEU (the “HEU Feed”) in the United States over the 20-year period under certain defined quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long term supply agreements with various producers and other companies involved in the nuclear fuel cycle.
Based upon recent assessments of future secondary uranium supply, the uranium industry’s scheduled uranium production forecast and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecast needs of Western reactors. Based upon the most recent assessment of market trends published by the World Nuclear Association, “The Global Nuclear Fuel Market; Supply and Demand 2005-2030,” (September 2005), under Reference Case conditions (uranium requirements, secondary supply) uranium production to support Western reactors will need to expand from its 2004 level of 93.2 million pounds, up to 123.0 million pounds in 2010 and reach 161.4 million pounds by 2015. These estimates are subject to a number of assumptions about future events and the anticipated deficit could change if the assumptions are incorrect.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure a substantial part of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s or supplier’s uranium reserves, record of performance and cost competitiveness, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Prices under these contracts are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers. These other suppliers typically source their uranium from organizations holding excess inventory, including utilities, producers and governments.
The spot market is the market for uranium purchased for delivery within one year. Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but has jumped to about 35 million pounds over the last two years as the rebuilding of utility inventories commenced, and investors and hedge funds entered the market as significant buyers. The remaining component is the term market where uranium is bought and sold under multi-year agreements between nuclear utilities and uranium producers/suppliers. By way of definition, the long-term uranium price reflects the initial base price under a newly-negotiated multi-year uranium agreement with deliveries commencing 12-24 months in the future and extending for three to four years thereafter.
Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, and then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. From this low in 1991, the spot price increased to $16.50 in June 1996. The primary reasons for this increase were trade restrictions limiting the free flow of uranium from the former Soviet republics into the Western world markets, the NUEXCO bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries, and the reluctance of uranium producers and inventory holders to sell at low spot price levels. The drop in spot demand in the following four years along with Russian HEU Feed sold under the USEC Privatization Act largely contributed to a relatively steady drop in prices to $7.40 in September 2000.
Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001. However, due to moderate increases in demand and production problems at the McArthur River and Olympic Dam operations, prices rose to $12.25 by September 2003. Another major impact to the market occurred in early November 2003, as a result of Russia terminating a long term contract for the supply of HEU Feed with Globe Nuclear Services and Supply GNSS, Limited (“GNSS”).

The uranium spot price was at $14.50 per pound U3O8 at the beginning of 2004 and has increased steadily since that date reaching $72.00 by the end of 2006. As of the date hereof, the uranium spot price is $95.00 per pound U3O8.
The long-term uranium price has undergone an even more pronounced increase over the past several years, rising from just under $11.00 per pound U3O8, at the end of 2002, to $75.00 per pound at the end of 2006. As of the date hereof, the long-term uranium price is $85.00 per pound U3O8.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles, and the availability of increased or new production from other uranium producers.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2005, four companies, Cameco, AREVA, Rio Tinto and BHP Billiton produced approximately 55% of total world output. Most of the world’s production was from Canada and Australia which produced a combined 51% of global uranium output in 2005. Moreover, in 2005, Kazakhstan, Russia and Uzbekistan produced a combined 24% of worldwide uranium while supplying significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 28% of the world supply.
Marketing Uranium
Denison markets its entire share of production from McClean Lake and Midwest jointly with ARC’s production from these properties through a joint marketing company, MUL. Denison’s production from the White Mesa mill is marketed directly by Denison.
MUL is incorporated in Saskatchewan and is owned 30% by Denison and 70% by ARC. MUL sells uranium produced at the McClean Mill to various nuclear utilities in various parts of the world.
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These legacy contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile. However, when market prices are increasing rapidly, as has been the case over the last several years, prices received under some of the legacy contracts cannot match such increase. As a consequence, prices are being renegotiated based on market related pricing formulas, or the legacy contracts are being allowed to expire in accordance with their terms so that uranium can be sold on the spot market or at prices related to the spot price.
Agreements with AREVA provide for production to be allocated first to market related contracts with any surplus to be apportioned evenly over the legacy contracts. The lower price, base-escalated legacy contracts expire by the end of 2008.
Delivery under legacy contracts is at the discretion of the customer so may vary markedly from quarter to quarter.
Marketing efforts to sell production from the White Mesa mill will concentrate on term contracts, principally related to market prices at the time of delivery while retaining a portion of production to take advantage of opportunities in the current tight supply-demand situation. On February 27, 2007, Denison announced a uranium sales contract with AREVA to sell, commencing in 2008, 17% of White Mesa mill’s annual uranium production, up to 6.5 million pounds U3O8, at a price of 95% of the previous month’s long term uranium price. The contract also has a floor price of $45.00 per pound U3O8.
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide (“flake”, “black flake”, “tech flake” or “V2O5”). The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.
In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales have helped to make the mines in this area profitable in the past. Low prices for both uranium and vanadium in recent years have forced producers in the Colorado Plateau District to place their facilities on standby. However, increases in the price of both of these metals have given rise to renewed interest in these facilities.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00–$2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumours of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. In the third quarter of 2003 vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through fiscal 2004. In fiscal 2005 demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to be in the range of $8.00 to

$10.00 per pound V2O5, at the end of 2005, due to the ramp up of Chinese vanadium production and have continued to decline during 2006 to the $7.00 to $8.00 range.
World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows, augmented by the demand created by new applications, such as the vanadium battery.
Marketing Vanadium
Vanadium has been largely producer-priced historically, but during the 1980s, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryan’s Notes. Historically, vanadium production from the White Mesa mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time.
     Operations
McClean Lake Mining and Processing Facilities
McClean Lake is a state-of-the-art uranium mining and processing facility located at the eastern edge of the Athabasca Basin in northern Saskatchewan approximately 26 km west of the Rabbit Lake mine and approximately 750 km north of Saskatoon. Development of the McClean Lake uranium facility began in March 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB pit was then converted in 1999 into the JEB Tailings Management Facility. The McClean Lake uranium facility began the production of uranium concentrates in 1999, processing ore from the JEB deposit. The first ore was fed to the processing facilities on June 22, 1999 and commercial production was achieved on November 1, 1999.
McClean Lake is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD (Canada) Co., Ltd. (“OURD”) (7.5%). ARC is the operator/manager of the facility. Denison, ARC and OURD also jointly own the nearby Midwest project, although ownership ratios are slightly different as documented. See “Mineral Properties – Midwest”. It is planned that the Midwest ore will be milled at the McClean Lake Mill.
McClean Lake Mill
The McClean Lake surface facilities consist of a modern mill licensed to produce 8.0 million pounds of uranium concentrate per year, a sulphuric acid plant, a ferric sulphate plant, warehouses, shops, offices and living accommodations for site personnel, together with all related infrastructure. The facilities are being expanded to a licensed capacity of 12.0 million pounds to permit the processing of ore from Cigar Lake. Construction of this expansion is scheduled to be completed in early 2007.
The McClean Lake mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. The mill has demonstrated the ability to produce up to the licensed capacity of 8.0 million pounds of U3O8 in concentrates per year.

Mining
The McClean Lake facility consists of at least eight ore deposits classified as reserves or resources, three of which have been mined out with some of the ore still stockpiled on surface. The JEB pit has been converted into the JEB Tailings Management Facility designed to receive tailings from Midwest and Cigar Lake ores in addition to the tailings from the McClean Lake deposits.
Mining of the Sue C ore body was completed on February 3, 2002 and all of the ore was stockpiled on surface. Approximately 24% more uranium than had been expected from the results of the surface drilling was recovered during the mining operations. Mining operations were suspended in April 2002, following completion of the mining of the Sue C deposit, until the third quarter of 2005 when mining began on the Sue A deposit. Sue A mining was completed in early 2006. The stockpiled ore from JEB and Sue C together with a small amount of Sue A ore, has provided the feed to the McClean Lake mill through to the end of 2005. In 2006, ore from the newly developed Sue E deposit was added to the mix and blended with the Sue C and Sue A ore.
Low grade special waste, from the mining of the JEB, Sue C and Sue A deposits, has been disposed of in the mined out Sue C pit. An agreement has been reached with the Cigar Lake joint venture to also dispose of special waste from its mining operations in the Sue C pit. The costs of dewatering the Sue C pit at that time and handling and disposing of the Cigar Lake wastes will be paid by the Cigar Lake joint venture.
A test-mining program is being conducted on McClean North with ore from this program scheduled for milling in 2007, but with the increase in the price of U3O8, mining at McClean North is now being considered using either open pit or conventional underground methods, essentially doubling the recoverable pounds. The Caribou and Sue B deposit will be mined by open pit.
Operations
Since the start–up of the operation, the grade of the mill feed has steadily declined, resulting in a significant increase in the tonnage milled. Unit operating costs had generally declined until the end of 2005; however, these costs increased significantly in 2006 as very low-grade ore was processed with a resulting sharp drop in production. Since the majority of the mill operating costs are fixed, this reduced production resulted in a significant increase in unit costs. The increased throughput tonnage has not negatively impacted environmental, health and safety records.
The table below shows the operation of the McClean Lake uranium facilities over the last five calendar years of production:

	2006	2005	2004	2003	2002
Ore Milled (thousand tonnes)	131	177	152	132	122
Average Grade (% U3O8)	0.68	1.45	1.86	2.07	2.29
Production (thousand pounds U3O8)	1,795	5,490	6,005	6,028	6,098
Production in 2007 is scheduled to be 2.4 million pounds with the mill feed consisting of stockpiled Sue C and Sue A ore, Sue E ore, and production from the test-mining program on McClean North.
Tailings Disposal
The disposal of mill tailings in an environmentally acceptable manner has led to advances in the design and construction of new tailings management facilities. In the state-of-the-art JEB Tailings Management Facility, tailings are deposited subaqueously in a paste form from a barge. This procedure minimizes tailings segregation, eliminates concerns of freezing and dust generation, and controls radiation and radon emissions from the pond. This facility has been designed to receive tailings from the processing of the high-grade Midwest and Cigar Lake ores in addition to the tailings from McClean Lake.
Property
All of the surface facilities and the mine sites are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 3,677 hectares.
Environmental Results
During the licensing process, a significant amount of attention was paid to environmental matters. As a result, a number of design changes were made in the processing facilities, both to address environmental concerns and to enable the facilities to process much higher–grade ores from Midwest and Cigar Lake in the future. Special attention was given to providing protection for the workers from exposure to high levels of radiation. Environmental results have continued to improve and to exceed regulatory expectations. As a result, a new four–year operating licence for the McClean Lake facilities was obtained in 2005 for a maximum production rate of 8.0 million pounds per year. See also “Environmental and Safety Matters — Canada”.
Cigar Lake Toll Milling
In 2005, Denison entered into an agreement with the Cigar Lake joint venture to process its ore at the McClean Lake mill. Pursuant to that agreement, all Cigar Lake ore is to be leached at the McClean Lake mill with the pregnant aqueous solution being divided between McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. In order to process this Cigar Lake ore, an expansion of the McClean Lake mill was required to increase the licensed capacity to 12.0 million pounds per year. All costs of the expansion and modifications of the McClean Lake mill are being paid for by the Cigar Lake joint venture. This expansion is scheduled to be completed in early 2007. However, as a result of the significant flood that occurred at Cigar Lake in October 2006, it is expected that there will be a delay of a few years before Cigar Lake ore will begin to be processed at the McClean Lake mill. In the meantime, the expanded capacity will be available for use by the McClean Lake joint venture.
For information pertaining to markets and the sale of production, see “Marketing”. For taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes”.
Mining Equipment Development Program (“MED”)
During 2006 a test of hydraulic borehole mining was undertaken on McClean North. Hydraulic borehole mining is a technique used to extract materials through a small access borehole, typically less than one metre in diameter, resulting in a very small disturbance to the surface. A mining tool containing a high-pressure water jet nozzle is lowered through the access borehole in the overburden and sandstone to the mineralized horizon. A high-pressure water jet is used to cut or erode the mineral bearing ore and create a slurry, enlarging the hole to three to four metres in diameter. The slurry is sent to surface using a slurry pump or an air lift system. On the surface, through a series of settling ponds, the water is separated from the cuttings and returned back to the hole. Each mined out cavity is backfilled after completion with a cemented mixture in the mineralized horizon, and unmineralized drill cuttings in the remainder of the hole through the overlying sandstone and glacial overburden layers.
The 2006 program showed that the technique is viable from a technical point of view. Several holes were drilled into the ore horizon and ore was extracted using the high pressure jet from one hole.
The 2007 program scheduled to start in April will be testing the economic viability of this technique versus open pit or underground mining.
White Mesa Mill
The White Mesa mill, a fully licensed uranium mill with a vanadium co-product recovery circuit, is located in south eastern Utah near the Colorado Plateau District, the Henry Mountains Complex and the Arizona Strip. The mill is approximately six miles south of the city of Blanding, Utah. Access is by state highway.
Construction of the White Mesa mill started in 1979, and conventionally-mined, uranium mineralized material was first processed in May 1980. To date the Mill has produced over 29 million pounds of U3O8 and 33 million pounds of V2O5. The mill uses sulphuric acid leaching and a solvent extraction recovery process to extract and recover uranium and vanadium.
The mill is licensed to process an average of 2,000 tons per day of ore and produce approximately 8.0 million pounds of U3O8 per year. In full operation, the mill employs approximately 100 people.
Current Condition and Operating Status
During the 2002/2003 mill run, the mill processed 267,000 tons of alternate feed materials from the Ashland 1, Linde, Heritage and Molycorp sites. The mill was on standby from June 2003 to mid-March 2005. The mill began processing alternate feed materials on March 21, 2005 and is currently operating with a staff of 33 Company personnel and 43 contract personnel from White Mesa Inc., a local native owned company. The mill recently completed processing two alternate feed materials received from Cameco from which the mill recovered approximately 280,000 pounds of U3O8. The mill is currently processing Linde Formerly Utilized Sites Remedial Action Program (“FUSRAP”) materials, which will be followed by Heritage and Molycorp materials, and materials from a commercial metals processor which are currently stockpiled at the mill. The mill will also be processing one additional material from Cameco. The Company estimates that approximately 400,000 pounds of U3O8 will be recovered from these materials in 2007.

Tailings
Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. As each tailings cell is filled with tailings, the water is drawn off and pumped to the evaporation pond and the tailings solids allowed to dry. As each cell reaches final capacity, reclamation will begin with the placement of interim cover over the tailings. Additional cells are excavated into the ground, and the overburden is used to reclaim previous cells. In this way, there is an ongoing reclamation process.
To ensure sufficient volume for tailings solids, the Company is refurbishing Cell 4A. After Cell 4A is relined, approximately 2.0 million tons of tailings solids can be disposed of in it before an additional cell will be needed. During 2006, the Company worked with the State of Utah Department of Environmental Quality (“UDEQ”) for the engineering design review and issuance of a Construction Permit for the re-lining of tailings Cell 4A. This review is nearing completion. Construction is expected to be completed in 2007.
The Environmental Statement for the mill currently contemplates construction of additional tailings cells, each of which can provide further tailings capacity of approximately 2.2 million tons, when necessary.
Refurbishment of Mill
The Company has estimated that capital requirements to prepare the mill for processing uranium and vanadium ores will be approximately $15.0 million. These funds will be used for the purchase of mobile equipment, refurbishment of the vanadium roasting, fusion and packaging circuits, replacement of major pumps and component drives, modernization of the mill’s instrumentation and process control systems, and the completion of the relining of tailings Cell 4A. In addition, when Cell 4A is put into use, the reclamation obligation for the mill will increase by approximately $1 million, which will require an increase in the mill’s reclamation bond by that amount.
Alternate Feed Processing
Commissioned in 1980, the White Mesa mill has processed conventionally-mined ores for the recovery of uranium and vanadium for many years. In addition, the Company’s State of Utah Radioactive Materials License gives the Company the right to process other uranium-bearing materials known as “alternate feed materials,” pursuant to an Alternate Feed Guidance adopted by the U.S. Nuclear Regulatory Commission (“NRC”) in 1995 and amended in 2000. Alternate feed materials are uranium-bearing materials, which usually are classified as waste products by the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining by-product in the mill’s licensed tailings cells, rather than directly disposing of the materials at a disposal site. This gives the Company the ability to process certain alternate feeds and generate earnings that are largely independent of uranium market prices. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.
The White Mesa mill is currently operating, processing an alternate feed material which the Company received from Cameco.
To date, the mill has received 15 license amendments, authorizing the mill to process eighteen different alternate feed materials. Of these amendments, nine involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of DOE material. These ten feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the mill to process uranium-bearing soils from former defence sites, known as FUSRAP sites, which are being remediated by the U.S. Army Corps of Engineers (the “Corps”). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 52,000 tons of FUSRAP material from the Ashland 2 site, approximately 172,830 tons of FUSRAP material from the Ashland 1 site and approximately 78,390 tons of FUSRAP material from the Linde site, all near Buffalo, New York. In addition, another 40,000 tons of Linde material are currently stockpiled at the mill, which will be processed during the current mill run. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded these contracts to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the mill’s tailings cells. By processing these soils through the mill for the recovery of uranium, the Corps was able to clean up these sites at less cost than would have been incurred had the disposal-only option been used.
As noted, the Company’s license gives the Company the right, with appropriate amendments, to process alternate feeds. Some of the Company’s alternate feed projects have been challenged in the past. In June 2006, the UDEQ issued an amendment to the Company’s radioactive materials license, allowing the mill to receive and process up to 32,000 tons of alternate feed material from FMRI Inc.’s Muskogee Facility, located in Oklahoma. The amendment was challenged by the Glen Canyon Group of the Utah Chapter of the Sierra Club. The Sierra Club was granted standing by the RCB to challenge this license amendment. In February 2007, the RCB voted in favour of upholding the license amendment. As of the date hereof, the Sierra Club has not indicated if it will request a reconsideration of the decision or appeal the ruling.
The Company intends to continue to devote resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset mill and mine standby costs. This business will continue to be a component of the Company’s strategy for developing sources of feed for the White Mesa mill.
U.S. Mines
Colorado Plateau District
The Colorado Plateau district is an area encompassing approximately 20,000 square miles and straddles the border of south eastern Utah and south western Colorado. The Company’s principal mining complexes in the Colorado Plateau District consist of the Deer Creek, Van 4, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and the East Canyon Area, which includes the Rim Mine. All of these areas have developed permitted mines that had been shut down in the 1990’s. There was limited mining activity on the Sunday Mine complex in 1998 and 1999.
The mines are located approximately 65 to 100 miles northwest of the Company’s White Mesa mill. Haulage of the ore from the mines to the Mill is along County and State highways.
The Uravan mineral belt in the Colorado Plateau (the “Colorado Plateau District”) has a lengthy mining history, with the first shipment of mined materials made to France in 1898. World War II brought increased attention to the uranium mineralization in the Uravan area, and by the 1950s this district was one of the world’s foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but once again ceased in 1990. Total historical production from the Union Carbide mines in the Uravan area (many of which were later purchased by EFN, and hence the Company) is reported at 47 million pounds of U3O8 and 273 million pounds of vanadium, yielding an overall ratio of V2O5/U3O8 of 5.79.
The types of uranium mineralization found in the Colorado Plateau District were deposited as alluvial fans by braided streams. The shape and size of the mineralized seams are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a seam and then merely follow its erratic path, with little exploration other than development drilling in the course of following the seam. The unusual nature of these deposits has therefore traditionally resulted in a limited amount of resources being dedicated to delineate mineral resources or reserves prior to mining.
The Colorado Plateau District mining properties are held by a combination of U.S. Bureau of Land Management (“BLM”) unpatented claims and leases with third parties. On the leased properties there is uranium royalties payable ranging from 2.5% to 12.5% and vanadium royalties payable ranging from 4% to 15%. It should be noted that these royalties are only payable on ore recovered from those claim areas and do not necessarily apply to the entire deposit.
Operations
In June 2006, the Company announced that it was restarting mining activity in the United States with the re-opening of several mines on the Colorado Plateau.
In September 2006, the Company reached an agreement with an independent mining contractor, Reliance Resources LLC, to conduct contract mining at the Pandora mine. Mining activities are well under way and ore shipments to the White Mesa mill began in the fourth quarter of 2006. In addition to the restart of mining operations in existing areas of the mine, the contractor is doing mine development to further expand into previously undeveloped areas.
The Company also reached an agreement with another independent contractor, Tomcat Mining Corporation, for the Topaz, West Sunday and St. Jude mines. At the Topaz mine, a 1,300 foot access drift was required to access the main ore zone. As of December 31, 2006, 770 feet of development was completed. A smaller ore pod near the main drift was accessed and mining of this pod began in 2007 upon completion of a ventilation raise. The West Sunday and St. Jude mines rehabilitation work is underway and mining should begin ramping up in March, 2007.

Colorado Plateau
At the Sunday/GMG mines the Company engaged E & D Mining LLC as its contract miner. Rehabilitation work at these mines is also underway with ore production anticipated in April 2007.
The Sunday, Topaz, West Sunday/St. Jude and Pandora mines are all accessed by declines from surface. The Sunday, West Sunday/St. Jude and Pandora mines are mature operating mines with extensive underground workings. The Topaz mine is relatively new with initial development drift still under construction. The mining method is random room and pillar in which no set pillar pattern is established but rather both the size of the rooms and the pillars are variable and are defined by the deposit geometry. A typical room is about 20 ft. wide with pillars as small as 12 ft. square in highly mined areas.
Because of the limited height of the ore, mining must be quite selective in order to maintain a satisfactory production grade. This is done by following the mineralized zones closely and by the technique of “split shooting” wherein the ore and waste are blasted separately in a two-stage operation.

Permitting
The Sunday, GMG, West Sunday and St. Jude mines on the Colorado Plateau are fully permitted for their mining activities. At the Topaz mine preparations are underway to submit a 112 Permit application to the Colorado Division of Reclamation, Mining and Safety (“CDRMS”). The Topaz mine presently has a 110 Permit, which limits total mine disturbances to less than 10 acres. A 112 Permit will allow for a larger disturbed area, and is necessary to allow development at Topaz. In conjunction with this effort, Denison is preparing an application for a Plan of Operation with the BLM, which incorporates all of the mines in the Sunday Complex (e.g. Sunday, Carnation, GMG, West Sunday, St. Jude and Topaz).
The Rim, Van 4 and several other Colorado Plateau mines are also permitted for mining.
Recent changes in the laws of Colorado could give rise to additional future permitting requirements.
In recent years, the State of Colorado passed a law that provides that the CDRMS can determine that a mine is a Designated Mining Operation (a “DMO”) if it is a mining operation at which “toxic or acidic chemicals used in extractive metallurgical processing are present on site or acid or toxic forming materials will be exposed or disturbed as a result of mining operations.” If a mine is determined to be a DMO, the most significant result is the requirement that it submit an Environmental Protection Plan (an “EPP”). The EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic or acid forming material or acid mine drainage associated with the operations. The EPP must be submitted to the CDRMS for review, and after a public hearing, a decision must be made by CDRMS.
In 1995, CDRMS notified EFN that it believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. EFN disputed this assertion. Testing was performed on the waste rock. In November 1996, the CDRMS advised EFN that the test results of the average uranium content of the waste dumps at the mine sites satisfied the CDRMS that the Sunday Mine Complex is not a DMO. However, the CDRMS also advised that its determination could change if site conditions or circumstances change. As of December 19, 2006, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.
Henry Mountains Complex
The Henry Mountains Complex is one contiguous property located in eastern Garfield County, Utah, 15 to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of the village of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes Bullfrog on the north end of the property, hosting the Indian Bench, Copper Bench, and Southwest uranium deposits, and the Tony M located on the south end of the property, hosting the Tony M deposit and mine.
The Bullfrog property was extensively explored by Exxon and Atlas Minerals in the period from 1974 to 1990. Development of the Tony M mine started in September, 1977. By mid 1984, nearly 20 miles of underground workings had been developed in the Tony M mine. In or around 1985, when work on the mine was suspended, the mine was allowed to flood.
Denison acquired the Bullfrog property when it purchased substantially all of the uranium producing assets of EFN in 1997. In February 2005, Denison acquired the Tony M property, thus bringing it under common ownership with the Bullfrog property. Prior to 2005, all exploration, mine development, and related activities for the two properties were conducted independently.

Permitting
The previous Tony M mine permit was allowed to lapse by the previous operator. The Company filed for an exploration permit with the Utah Division of Oil and Gas and Mining (“UDOGM”) and the BLM. These permits were granted by UDOGM and the BLM on December 2, 2005 and March 6, 2006, respectively. This permit enabled the Company to regain access and inspect the Tony M underground workings. The Company also began the permitting process for a mine permit for the Henry Mountains Complex, which comprises both the Tony M mine and the Bullfrog property. The permit application was submitted in November 2006 and approval of the permit is anticipated in April 2007.
Arizona Strip
The Arizona Strip is an area bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the West by the Grand Wash cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles. The Arizona Strip is separate and distinct from the Colorado Plateau District. The two mining districts are located approximately 200 air miles (310 road miles) apart and have been historically administered as two separate mining camps.
The Company owns four developed and partially developed mines in the Arizona Strip, being the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which are currently shut down. In February 2007, the Company purchased five additional uranium deposits in the Arizona Strip: the EZ1, EZ2, DB, WHAT and Moonshine Springs.
Arizona Strip
Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium from seven mines, each of which was owned and operated by EFN. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining mineral deposits but had been placed on shut down status pending improvements in commodity prices. Mineralized material from the Arizona Strip mines can be hauled by truck from the mine sites to the White Mesa mill. The Arizona 1 mine is 307 road miles, and the Canyon Mine is 325 road miles from the mill.
Permitting
The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service (“USFS”) and is approximately 18 miles south of the Grand Canyon. The plan of operations submitted by EFN in 1984 for development and operation of the mine generated significant public comment resulting in the preparation of an environmental impact statement (“EIS”) by the USFS. The USFS for the State of Arizona approved the plan set forth by EFN and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The USFS for the State of Arizona and EFN prevailed on all appeals. During the permitting process, EFN constructed all the necessary service facilities at the mine site. EFN agreed with the USFS not to implement underground development during the EIS process. EFN did not resume underground development at the mine site after the appeals were decided due to the decrease in uranium prices at that time.
In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. The Canyon Mine, the Pinenut and Kanab North mines require that existing permits be converted to Aquifer Protection Permits. In the event that mining is resumed, sufficient lead time will need to be allowed to secure the necessary Aquifer Protection Permits for these mines. The Arizona 1 Mine currently has an Aquifer Protection Permit and is fully permitted for mining.
     Mineral Properties
William C. Kerr, the Company’s Vice President Exploration who is a “qualified person” in accordance with the requirements of NI 43-101, is responsible for the Mineral Reserves and Mineral Resources estimates for the Company’s properties and is responsible for the information of a scientific or technical nature concerning Mineral Properties and Mineral Exploration in the following sections.
Summary of Reserves and Resources
The following tables show the Company’s estimate of mineral reserves and mineral resources as of December 31, 2006. NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, indicated resources and inferred resources. Denison reports reserves and resources separately. Several of the tables below identify “historic resource estimates”, prepared prior to the implementation of NI 43-101. See “Mineral Properties – Henry Mountains Complex” and “Mineral Properties – Gurvan Saihan Joint Venture” for the Company’s disclosure regarding these estimates, including a discussion as to their relevance and reliability.

Mineral Reserve Estimates (1)

		Probable Reserves		Company
		100% Basis		Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)	(,000)
McClean — Ore Stockpile	215.1	0.35	1,688	380
McClean — Sue E (2)	489.9	0.88	9,502	2,138
Midwest (3) (4)	345.5	5.47	41,664	10,487

Total Reserves				13,005

Notes:

(1)	A U3O8 price of US$23.20 per pound was used in the evaluation of project economics for the purpose of determining mineral reserves.

(2)	The historic and proposed mining cut-off grade for the McClean open pits is at 0.10% U3O8..

(3)	The mining cut-off grade for the Midwest open pit is estimated at 0.30% U3O8.

(4)	The Company’s share of probable reserves at Midwest also contains 4.37% Nickel (8,378,000 pounds) and 0.33% Cobalt (633,000 pounds.).
Mineral Indicated Resource Estimates(1)

		Indicated Resources(2)		Company
		100% Basis		Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)	(,000)
McClean — Sue B	72.9	0.73	1,174	264
McClean — Caribou	39.5	3.13	2,724	613
McClean—Sue D	122.8	1.05	2,840	639
McClean North	186.1	2.80	11,480	2,583
Henry Mountains — Bullfrog	961.6	0.32	6,866	6,866
Mongolia — Hairhan	4,726.0	0.08	7,891	5,524

Total Indicated Resources				16,492
Mineral Inferred Resource Estimates(1)

		Inferred Resources(3)		Company
		100% Basis		Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)	(,000)
McClean — Sue B	12.0	0.95	252	57
McClean — Sue E (4)	780.3	0.69	11,783	2,651
McClean —Sue D	24.2	0.39	209	47
McClean North	3.2	0.74	50	11
Henry Mountains — Bullfrog	798.3	0.35	6,046	6,046
Arizona Strip	217.7	0.70	3,352	3,352
Mongolia — Hairhan	1,848.0	0.09	3,484	2,439

Total Inferred Resources				14,603

Notes:

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)	The indicated resources were estimated at various block cut-off grades and 0.1% U3O8 was selected as most reasonable for the McClean deposits, 0.35% for the Caribou deposit, 0.2% eU3O8 with a 0.8 feet % GT for Henry Mountains and a 0.02% U (0.024% U3O8) with a minimum thickness of 1.0 metre for Mongolia.

(3)	The inferred resources were estimated at various block cut-off grades and 0.1% U3O8 was selected as most reasonable for the McClean deposits, 0.2% eU3O8 with an 0.8 feet % GT for Henry Mountains, 0.2% eU3O8 for the Arizona Strip and a 0.02% U (0.024% U3O8) with a minimum thickness of 1.0 metre for Mongolia.

(4)	The operator conducted confirmatory drilling on a portion of these resources outside the designed pit and late in 2006 submitted a preliminary analysis detailing an inferred resource of 2 million pounds on a 100% basis in this area, as compared to the 7 million pounds that Scott Wilson RPA has estimated. As at December 31, 2006, Scott Wilson RPA has not re-estimated the resource using the new drill information.

The reserve and resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 (the “Reports”) prepared by Scott Wilson RPA. See “Mineral Properties – McClean Lake”, “Mineral Properties – Midwest”, “Mineral Properties – Henry Mountains Complex”, “Mineral Properties – Arizona Strip” and “Mineral Properties – Gurvan Saihan Joint Venture”. Information on the Ore Stockpile was prepared from the year end stockpile survey, mill feed and mine production data reported by ARC, the operator of the McClean Lake joint venture. Reserve and Resource information in the Reports has been adjusted to reflect ore mined into Ore Stockpile.
The reconciliations shown below detail the changes from the Mineral Reserves and Mineral Resources reported by DMI as of December 31, 2005. The 2006 additions and deletions result from ore mined to stockpile, additional information provided by mining and milling results, new or updated technical reports and reclassification of reserves and resources.
Reconciliation of Denison’s Share of Uranium Reserves
(in thousands of pounds U3O8)

	December 31,	2006	2006 Additions	December 31,
Reserves	2005	Throughput (1)	(Deletions) (2)	2006
McClean — Ore Stockpile	411	(443)	412	380
McClean — Sue A, Sue E	2,745	0	(607)	2,138
McClean North	1,198	0	(1,198)	0
Midwest	10,487	0	0	10,487

Total Reserves	14,841	(443)	(1,393)	13,005

(1)	Corresponds to mill feed. The difference between the 2006 mill feed and Denison’s share of pounds of U3O8 produced is due to mill recovery and changes of in circuit inventory.

(2)	Additions or deletions of reserves include ore mined to stockpile, reassessment of geological data, results of information provided from mining and milling and reclassification of reserves or resources.

Reconciliation of Denison’s Share of Uranium Resources
(in thousands of pounds U3O8)

	December 31,	2006	2006 Additions	December 31,
Resources	2005	Throughput	(Deletions) (1)	2006
McClean — Sue B
indicated	264	0	0	264
inferred	57	0	0	57
McClean — Caribou
indicated	613	0	0	613
inferred		0	0	0
McClean — Sue E
indicated	0	0	0	0
inferred	2,651	0	0	2,651
McClean — Sue D
indicated	0	0	639	639
inferred	0	0	47	47
McClean North
indicated	0	0	2,583	2,583
inferred	0	0	11	11
Henry Mountains — Bullfrog
indicated	0	0	6,866	6,866
inferred	0	0	6,046	6,046
Mongolia — Hairhan
indicated	0	0	5,524	5,524
inferred	0	0	2,439	2,439
Arizona Strip
indicated	0	0	0	0
inferred	0	0	3,352	3,352

(1)	Additions or deletions of resources include reassessment of geological data and reclassification of reserves or resources.
Historical Resources
On several of Denison’s mineral properties, where there are no current estimates of mineral resources or mineral reserves, as such terms are defined under NI 43-101, historical estimates exist. Several of these historical estimates have been reviewed and are considered reasonable and reliable.
On Tony M, Scott Wilson RPA reviewed an estimation prepared by Nuclear Assurance Corporation in 1989 and is of the opinion that that estimation, as shown in the following table, meets the CIM classification of an Indicated Mineral Resource. See “Mineral Properties – Henry Mountains Complex”.
Tony M Historical Mineral Resources(1)

	Tons Ore	Grade(2)	Pounds eU3O8
Category	(000’s)	(% eU3O8)	(000s)
Indicated Resource	1,280	0.21	5,300

Notes:	(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the Tony M historical mineral resource is the most reasonable and reliable of several historical estimates, and the classification complies with CIM definition standards.

	(2)	The cut-off grade is 0.15% eU3O8. The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.

On the Haraat deposit in Mongolia, Geologorazvedka prepared an estimate of mineral resources in 1998. These estimates are considered historical mineral resources under Section 2.4 of NI 43-101. The methodology for the Haraat resource estimate is considered reliable to the level of classification specified. Scott Wilson RPA considers that the mineral resources, as shown in the following table, in the Haraat area are equivalent to inferred and, because it is potentially economic, it is relevant. See “Mineral Properties – Gurvan Saihan Joint Venture”.
Haraat Historical Mineral Resources

	Tonnes Ore	Grade	Pounds eU3O8
Category	(thousands)	(% U)	(thousands)
Inferred Resources	10,600	0.027	6,398
McClean Lake
McClean Lake is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD (7.5%). ARC is the operator/manager of the facility. Denison, ARC and OURD also jointly own the nearby Midwest project. It is planned that the Midwest ore will be milled at McClean Lake.
Property Description and Location
The McClean Lake facility is located approximately 26 km west of the Rabbit Lake mine and approximately 750 km north of Saskatoon.
The mineral property consists of two mineral leases covering an area of 711 hectares and 11 mineral claims covering an area of 3,547 hectares. The right to mine the McClean Lake deposits was acquired under these mineral leases, as renewed from time to time. Mineral leases are for terms of 10 years with the right to renew for successive 10–year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the two mineral leases are due to expire in November 2015 and April 2016. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the mineral claims is secure until 2023. It is expected that the leases will be renewed in the normal course, as required, to enable all the McClean Lake deposits to be fully exploited.
For additional information on mineral leases, mineral claims and surface leases, see “Government Regulation – Land Tenure”.
The uranium produced from the McClean Lake deposit is subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended. In addition, a royalty of 2% of the spot market value of all U3O8 produced from the Sue E deposit is payable to the previous owner of a portion of the deposit.
The McClean Lake site is operated under various permits, licences, leases and claims granted and renewed from time to time, all of which are currently in good standing. On July 25, 2005, the CNSC issued Mine Operating Licence, UMOL – MINEMILL – McCLEAN.02/2009 for a four year term which will expire on May 30, 2009. The Approval to Operate Pollutant Control Facilities 10–205 has been issued by Saskatchewan Environment and is valid until August 31, 2010. For additional information on licensing, see “Government Regulation – Canadian Uranium Industry”.

Accessibility, Climate, Infrastructure and Physiography
Access to the McClean Lake site is by both road and air. Goods are transported to the site by truck over an all–weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from the project site.
The nearest permanent community is Wollaston Post, about 50 kilometres from the property. Workers commute to and from the site by aircraft landing at Points North then by bus to the site. While at the site, workers reside in permanent camp facilities. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.
Site activities are carried out all year, despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.
Water for industrial activities is obtained from one of the many lakes and ponds that surround the area. Electric power is obtained from the provincial grid with stand–by power available as required.
All tailings from the McClean Lake processing facility are deposited in the JEB Tailings Management Facility in the mined out JEB pit. In addition, the facility has been designed to receive tailings from the processing of the high–grade Midwest and Cigar Lake ores.
The terrain at McClean Lake is typical of the Athabasca basin area with glacial drift features following northeast–southwest trends to produce sand and gravel ridges. These ridges are surrounded by low–lying ground which is often water logged and dominated by muskeg. Small ponds and lakes cover over 25% of the area. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.
History
Canadian Occidental Petroleum Limited (“CanadianOxy”) began exploring for uranium in northern Saskatchewan in 1974 in the area between the Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, CanadianOxy entered into a joint venture agreement with Inco Limited (“Inco”). During a diamond drilling program in 1977, one of the 47 drilled holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics, electromagnetic surveys, and diamond drilling was carried out.
Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow up drilling later that year confirmed the existence of significant unconformity type uranium mineralization. Subsequent exploration resulted in the discovery in 1980 of the McClean South zone and the JEB deposit in 1982. The Sue trend deposits were discovered between 1988 and 1991, and the Caribou deposit in 2002.
In 1993, the owners of the Midwest and McClean Lake projects agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged, with Denison Energy, which owned an interest in the Midwest project, acquiring a 22.5% interest in McClean Lake. Denison Energy was a predecessor in title to DMI.

Geological Setting
The McClean Lake uranium deposits lie near the eastern margin of the Athabasca basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement complex is composed of an overlying Aphebian aged supracrustal metasedimentary unit infolded into the older Archean gneisses. The younger Helikian aged, Athabasca sandstone was deposited onto this basement complex. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.
Mineralization
Excluding the JEB deposit, which was mined out several years ago and which is now used as the JEB Tailings Management Facility, the McClean Lake reserves are located along two “trends” of mineralization, the Sue trend and the McClean trend. The recently discovered Caribou pod is a singular deposit at this time.
The mineralized zones in the McClean trend occur as sausage–shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. The high grade part of the mineralized pods undulates from 13 metres above to 13 metres below the unconformable contact which is, on average, 160 metres below the surface in this area. The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay–rich rocks. A zone of illite alteration forms a mushroom–shaped envelope tilted to the north in the McClean North zone. There are 11 discrete pods, arranged along two separate but parallel trends (termed the North and South zones) separated by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the combined zone. Uranium mineralization is hosted in hematitically altered clay–rich zones in which illite forms massive layers. Uranium occurs as fine–grained coffinite, as veinlets and nodules of pitchblende and as massive masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium.
The deposits of the Sue trend are along a linear trend on the western flank of the Collins Bay dome. These deposits trend north–south along or near a steeply east–dipping unit of graphitic gneiss within a 4.2 kilometre long basement conductor.
The Sue A and B deposits are located on and above the unconformity which lies 65 to 75 metres below the surface. The bulk of the mineralization lies in the overlying sandstone.
The mined out Sue C deposit is located 100 metres west of the south end of the Sue A deposit. There was a distinct depth gradation to the mineralization of this deposit, with the mineralization subcropping at the unconformity in the north and central part of the deposit and plunging gently south at the southern portion in the basement.
The Sue D deposit lies north of Sue E and south of the Sue C pit along the Sue trend. Uranium mineralization is hosted by faulted/fractured brecciated and altered graphitic paragneiss.
The Sue E deposit, although discovered in the early 1990’s, did not undergo development drilling until 2002. The mineralization has an approximate strike length of 320 metres, with widths varying from 5 to 15 metres and occurring from 65 to 135 metres below the surface. The style of mineralization and setting is similar to that of the southern part of the Sue C deposit, that is, totally basement hosted with relatively clean mineralogy.

Drilling
As of April 30, 1990, when the diamond drilling of the McClean trend ceased, 363 diamond drill holes totalling 71,353.5 metres had been drilled into the McClean North and McClean South zones. A total of 80 diamond drill holes totalling 7,661 metres have been drilled in the Sue A deposit. A total of 70 holes totalling 5,149 metres have been drilled into the Sue B deposit.
The JEB deposit was discovered by CanadianOxy and Inco in 1982. A total of 92 diamond drill holes totalling 11,779 metres were drilled on this deposit by the time of the feasibility study in 1990.
A total of 128 diamond drill holes were drilled into the Sue C deposit prior to the development decision, totalling 21,749 metres of core.
Sue D was explored by diamond drilling from surface from 1989 to 2001 with 66 holes drilled.
At Sue E, a total of 135 diamond drill holes have been cored for a total of 23,757 metres. Drill spacing was at 10 metre centres on 12.5 metre lines on all of the above properties.
Sampling and Analysis
The following description applies to all exploration on the McClean Lake property.
Following the completion of a drill hole, the hole was radiometrically logged using a downhole slim–line gamma probe. The gamma–log results provide an immediate equivalent uranium value (eU3O8%) for the hole, which, except in high grade zones, is reasonably accurate. The gamma-log results, however, have not been used for the purposes of estimating reserves.
Sample intervals are generally 500 millimetres long, except where higher or lower grade mineralization boundaries fall within the interval. In that case, two 250 millimetre samples are collected. Flank samples of 1.0 metre are always collected where mineralization is located. A background geochemistry sample is collected every 10 metres down the hole.
All sampled core is split in half, one half retained and the other sent to an independent laboratory. Lost core is not an issue at the McClean project as core recovery has been good. Control samples were routinely assayed with each batch of core samples analyzed.
The mineralization in the various McClean deposits is highly variable in both mineralogy and uranium content. The principal minerals identified in the deposits are pitchblende, uraninite and niccolite. As a result of the highly variable uranium content, a variable density formula was developed for the McClean deposits. This formula was modified over the years to account for the fact that it originally tended to underestimate U3O8 content where the U3O8 values were associated with high values of Ni and As.
Security of Samples
No opinion can be given regarding security of samples in the mid to late 1970s and the late 1980s other than to indicate that subsequent geological work and all metallurgical and geotechnical work have confirmed the results. All procedures reviewed follow generally accepted industry practice. A good demonstration of the reliability is that both the JEB and Sue C deposits have been mined out and more uranium has been recovered into stockpiles than had been calculated from surface drilling.

Mineral Reserve and Mineral Resource Estimates
Mineral reserve estimation procedures have evolved over the years. At the time of the feasibility study in 1990, polygonal methods were used for JEB, Sue A, Sue B, Sue C deposits and the McClean zones. Prior to the start of mining at the JEB deposit, the reserves were re–evaluated using computerized methods whereby block models were constructed and geostatistical methods were implemented. Much more recently, these figures have been further fine tuned using Whittle pit optimization software. Throughout all this, the reserve numbers have not changed materially. Appropriate tests and audits of the databases on all the McClean deposits have been carried out by qualified Denison personnel. In the case of both JEB and Sue C, the amount of U3O8 recovered into stockpiles was 12% and 28% respectively higher than that calculated from surface drilling.
In 2005, Denison commissioned an external review of all reserves and resources. The Company retained Scott Wilson RPA to independently review and audit its previously reported mineral reserves and resources in accordance with the requirements of NI 43-101. Scott Wilson RPA is an independent firm of geological and mining consultants based in Toronto and Vancouver that has been working in the field of mineral resource and mineral reserve estimation since 1985. The Company received a technical report from Scott Wilson RPA dated November 21, 2005, as revised February 16, 2006, on its mineral reserves and mineral resources at certain of the deposits at McClean Lake in which it has an interest entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” (the “McClean Technical Report”), a copy of which is available on the Company’s profile on SEDAR website at www.sedar.com. The mineral reserve and mineral resource estimates, as reported in the McClean Technical Report, for Sue E, after adjusting for ore mined to stockpile, and for Sue B and Caribou are as shown in “Mineral Properties – Summaries of Reserves and Resources.”
In preparing the McClean Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources at the applicable properties, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC. For the purpose of the economic analysis for determining reserves for open pitable deposits, Scott Wilson RPA used a 0.1% U3O8 cut-off, mining costs based on previous actual operating experience at Sue C, historical milling costs at the JEB mill and a uranium price of $23.20 per pound of U3O8. The economic analysis for the McClean North deposit was based on the blind shaft boring mining method.
In preparing the McClean Technical report for the Sue A deposit, Scott Wilson RPA constructed a block model based on a total of 81 drill holes. Scott Wilson RPA adopted the 2003 wireframe interpretation as the constraining mineralization envelope for the block model. The resulting resource block model was subsequently imported into the Whittle Pit optimization program and mineral reserves estimated.
For the Sue B deposit, Scott Wilson RPA evaluated the previously developed 2003 resource model which was based on a total of 71 drill holes. Scott Wilson RPA accepted and reclassified the previously developed resource model and estimate. Sue B is not presently planned to be developed, so Scott Wilson RPA did not evaluate the economic potential of the deposit and did not estimate reserves.
The Sue E deposit is the next significant deposit to be mined from the Sue trend, and is currently in production. Scott Wilson RPA constructed a block model using indicator kriging to both map out and geologically constrain mineralized areas. A block that had at least one nearby composite within 10 m of its centre, and that had composites from at least two different drill holes in its search neighbourhood was classified as part of the indicated resource. The indicated resource has been evaluated by Scott Wilson RPA using Whittle economic evaluation software showing that the Sue E pit economics are robust and mineral reserves were estimated. Scott Wilson RPA classified approximately seven million pounds outside the designated pit and not in the current mining plan as inferred. Confirmatory drilling in 2006 by the operator has indicated that this may be reduced to two million pounds. Scott Wilson RPA has not re-estimated the resources based on this drilling. Scott Wilson RPA’s estimation of the McClean North deposit was carried out by 2-D block modeling with inverse distance cubed (ID3) interpolation of drill hole composites spanning the vertical thickness of the pod, and 3 x 3 block model cells were developed. Potentially economic uranium mineralization was correlated on longitudinal and cross sections and in plan to define the plan boundaries of the pods, effectively providing a contour of mineralization grading 0.1% U3O8 (2.2 lbs) over 3 m vertically. Resources were estimated based on a grade thickness cut-off of 24 %U308 x metres. Scott Wilson RPA has evaluated the economics of this resource using the blind shaft boring method, and has classified 5.3 million pounds U3O8 as reserves. The reserve estimate for McClean North is based on approximately 66% of the in-situ resource mineralization in the three pods being extracted from approximately 159 bore holes with a reamed diameter through ore of 3.65 metres.
The Company received a technical report from Scott Wilson RPA dated March 31, 2006 on its mineral resources at the Sue D deposit entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “Sue D Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.
Scott Wilson RPA carried out an independent resource estimate for Sue D by conventional 3-D computer block modeling. A minimum vertical mining width of two metres was employed with a 0.1% U3O8 cut-off. Scott Wilson RPA categorized the mineral resources on Sue D as follows:
Sue D Mineral Resources(1)

		100% Basis		Company Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(000’s)	(% U3O8)	(000’s)	(000’s)
Indicated	122.8	1.05	2,840	639
Inferred	24.2	0.39	209	47

Notes:

(1)	The resources were estimated at various cut-off grades and 0.1% U3O8 was selected as most reasonable for Sue D.
The resource estimate for the Caribou deposit is based on a block model for which grade was interpolated using ordinary kriging. The economic potential was not evaluated and reserves were not estimated.
Due to the significant increase in the price of U3O8, Denison requested Scott Wilson RPA to re-evaluate the uranium resources in the McClean North trend that are amenable to open pit mining. The McClean Technical Report had only evaluated Mineral Resources and Mineral Reserves of the high grade portions under the assumption of the blind shaft mining method. The Corporation received a technical report from Scott Wilson RPA dated January 31, 2007, on its mineral reserves and resources at the McClean North uranium project entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “McClean North Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.
The re-evaluation of McClean North was carried out by conventional 3-D computer block modeling. Wire frames were constructed for each of pods 1, 2 and 5. The estimate included internal dilution, but not external dilution, and was carried out at a 0.1% U3O8 cut-off. This resource estimate is based entirely on diamond drill information. Block cell dimensions were selected at eight m model grid east west x 5 m model grid north south and a 2 m bench height or approximately 180 tonnes/block. Scott Wilson RPA constructed a resource wireframe based on kriging, and constructed a special waste wireframe, that generally surrounds the resource wireframe, using similar kriging parameters but with larger search distances. Scott Wilson RPA had not been requested to identify Mineral Reserves. Scott Wilson RPA categorized the mineral resources on McClean North as follows:
McClean North Mineral Resources(1)

		100% Basis		Company Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(000’s)	(% U3O8)	(000’s)	(000’s)
Indicated	186.1	2.80	11,480	2,583
Inferred	3.2	0.74	50	11

Notes:

(1)	The resources were estimated at various cut-off grades and 0.1% U3O8 was selected as most reasonable for McClean North.
Midwest
The uranium deposit at the Midwest project is one of several high–grade deposits at or near the contact between the basement complex and the sandstone in the Athabasca basin in northern Saskatchewan. Midwest is owned by Denison (25.17%) and its joint venture partners, ARC (69.16%) and OURD (5.67%). ARC is the operator/manager. Denison, ARC and OURD are also the joint venture partners in the McClean Lake joint venture and the owners of the McClean processing facilities where the Midwest ore is planned to be milled.
Property Description and Location
The Midwest project is located near South McMahon Lake approximately 20 kilometres from the McClean Lake processing facilities, which began operating in 1999. The site is approximately 750 kilometres north of Saskatoon.
Since the completion of the test mine in 1988 and 1989, the site has been under an environmental monitoring and site security surveillance program. At present, there is an inactive water treatment plant, two water storage ponds and a core storage area on the site and a dam in the Mink Arm of South McMahon Lake. All of the facilities used in the test mine program and all of the existing surface facilities are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1988 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The Midwest surface lease covers an area of approximately 646 hectares.
The mineral property consists of three contiguous mineral leases covering an area of 1,426 hectares. The right to mine the Midwest deposit was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive subsequent 10–year periods, provided that the leaseholders are not in default pursuant to the terms of the lease. The term of two of the mineral leases expires in December 2008 and the third expires in December 2013. The Company expects that the leases will be renewed in the normal course, as required, to enable the Midwest deposit to be fully exploited.
For additional information on mineral leases and surface leases, see “Government Regulation – Land Tenure”.
The uranium produced from the Midwest deposit will be subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended. In addition, a portion of Denison’s interest in the Midwest project (i.e. 5.5% of the project reducing to 3.44% after payout) is subject to a sliding–scale, gross overriding royalty ranging from 2% to 4% payable to two previous owners of a portion of the Midwest project.
Accessibility, Climate, Infrastructure and Physiography
Access to the Midwest project is by both road and air. Goods are transported to the site by truck over an all–weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about four kilometres from the project site.
The nearest permanent community is Wollaston Post, about 70 kilometres from the property on the other side of Wollaston Lake.
Site activities are carried out all year despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.
Water for industrial activities is obtained from one of the many lakes and ponds that surround the area. Electric power can be accessed from the provincial grid through nearby Points North.
No tailings storage areas are expected to be required at Midwest since it is planned that all Midwest ore will be transported to the McClean Lake mill for processing, with all resulting tailings being disposed of in McClean’s licensed JEB Tailings Management Facility. Surface facilities and infrastructure at the Midwest project will be only those necessary to support the mining operation and the ore shipment activities. Ample area for these facilities is available on the existing surface lease.
The terrain at Midwest is typical of the Athabasca basin area with glacial drift features following northeast-southwest trends to produce sand and gravel ridges. These ridges are surrounded by low lying ground which is often water logged and dominated by muskeg. Over 25% of the area is covered by small ponds and lakes. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.
History
Initial exploration work in the vicinity of the Midwest deposit began in 1966. Canada Wide Mines Ltd, a subsidiary of Esso Resources Canada Ltd. (“Esso Resources”) was operator of the project 1968 to 1982. From 1968 to 1975, exploration was carried out on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium mineralized boulders were found. In 1974, the exploration permit was changed to mineral leases.
During the winter season of 1977, one of the holes drilled through the unconformity encountered radioactive mineralization. In January 1978, the existing Midwest deposit was intersected. During 1978 through 1980, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases.
In 1987, Denison acquired a 45% interest in the Midwest project and became the operator. An underground test mine program was completed in 1989 which confirmed the results of the surface drilling program and identified a mineable high–grade mineral reserve containing 35.7 million pounds of U3O8 at an average diluted grade of 99 pounds per tonne, mineable by underground methods.
In 1993, the respective owners of McClean Lake and Midwest combined their interests to make one complementary project with one mill at McClean Lake. In order to accomplish this, a portion of Denison’s interest in Midwest was exchanged for an interest in McClean Lake. This transaction, together with several related ownership changes, resulted in Denison’s ownership interest in Midwest being reduced to 19.5% and Minatco becoming the operator.

In 1999, Denison increased its interest in Midwest by 5.50% through the exercise of first refusal rights. With the increase in uranium reserves recovered into stockpiles at McClean Lake, the uncertainty of the timing and costs of the Midwest development and the desire to eliminate the obligation to pay advance and future royalties on production from Midwest, Denison decreased its interest in Midwest from 25% to 19.96% effective March 31, 2001. ARC, the operator/manager of Midwest, also reduced its interest from 70.5% to 54.84% for the same reason.
At the end of 2004, in order to take advantage of uranium prices rapidly increasing and the supply demand balance becoming tighter, Denison again increased its interest at Midwest, along with its joint venture partners, by buying the 20.70% interest in Midwest of Redstone. This purchase permitted Denison to acquire a further 5.21% interest in Midwest, bringing its interest to 25.17% and adding 1.7 million pounds to the Company’s uranium reserve base. ARC’s interest increased to 69.16% and OURD’s interest increased to 5.67%.
Geological Setting
The Midwest uranium deposit lies near the eastern margin of the Athabasca basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement rocks are Aphebian–aged, are termed the Wollaston Group, and are essentially graphitic pelitic metasediments. These pelitic metasediments form a steeply dipping syncline which trends northeast. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.
Exploration
Initial work on the property was a regional airborne geophysical survey, which located conductors below the sandstone cover. Ground prospecting identified a radioactive boulder field and subsequent drill testing of the conductors located the mineralization in 1978.
After Denison acquired a 45% interest in the project and became the operator in 1987, an underground exploration test mine program was initiated at the Midwest deposit. From the fall of 1988 through April 1989, a 3.7 metre diameter shaft was sunk to a depth of 185 metres on the west shore of the Mink Arm of South McMahon Lake. From a depth of 170 metres, a crosscut was driven a total of 180 metres east. At the end of the crosscut, a blind hole boring rig was installed to test the unconformity and related mineralization. Blind–hole boring of two 1.2 metre diameter holes through the mineralization was then carried out.
Mineralization
The Midwest deposit is lens to cigar–shaped, 215 metres long with two main pods of high–grade mineralization separated by a 50 metre long section of low grade disseminated mineralization. The average width is 80 metres with a maximum of 128 metres. Thickness of the zone averages 10 metres with a maximum of 30 metres. Overall, the deposit is high grade at 5.47% U3O8. Ni and As average grades are high, at 3.2% and 5.3% respectively.

The Midwest deposit is representative of a typical unconformity type zone, whereby 99.5% of the mineable reserves are located at the basement sandstone contact either in the basal conglomerate or in the upper basement unit.
Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. These are termed “perched” and “deep basement mineralization” respectively.
Drilling
Over 650 drill holes have tested the Midwest property, of which 100 surface (and wedged extensions) and three underground holes have been used for reserve estimations. Eighty of these are NQ diamond drill holes from the surface, 20 are PQ holes drilled for metallurgical test work, and 3 are confirmation holes drilled from the underground crosscut. All of the surface holes were geologically and geotechnically logged and sampled by previous owners of Midwest, while the underground holes were logged and sampled by Denison.
Of the 103 holes used for estimation of the reserves, 22 did not have downhole survey information and therefore were assumed to be vertical. A statistical analysis carried out in 1982 indicated that at the 285 metre level, these supposedly vertical holes could have deviated by as much as 12 metres with an average of roughly 5 metres. Sensitivity studies have been carried out and indicate that, if the block boundaries remain fixed, the uncertainty in hole location for these 22 holes causes a fluctuation of 8% in tonnes, 5% in metal content and 3% on grade.
Sampling and Analysis
Due to the nature of the mineralization, lost core is a significant issue. Lost core ranges between 0% and 50% with an average core loss of 33% for the drill holes included in the reserve estimation. The original owners initiated a convention which is conservative and has withstood many audit procedures over the years. The value assigned to lost core is the lowest assay of recovered material from one of three samples. These samples are: (1) the sample within which the lost core occurs; (2) the sample immediately above the one containing the lost core; and (3) the sample immediately below the one containing the lost core.
Security of Samples
No opinion can be given regarding security of samples by the previous owners in the mid to late 1970’s, other than to indicate that subsequent geological work, and all metallurgical and geotechnical work, including the sinking of a shaft and a test mining program in the late 1980s, have given no cause to doubt the veracity of the samples from which the reserve estimations are based. The best confirmation that proper security of samples was maintained is the previously mentioned report on the assay data, where the assay data base was checked at two external labs and found to contain an average variation of only 4% for values greater than 0.5% U3O8.
Mineral Reserve and Mineral Resource Estimates
From June of 1978 up to and including October of 1980, there were a total of 13 discrete “reserve estimation” reports published on the Midwest deposit by the previous owners.
The Company retained Scott Wilson RPA to independently review and audit its previously reported mineral reserves and resources in accordance with the requirements of NI 43-101. The Company received a technical report from Scott Wilson RPA dated June 1, 2005, revised on February 14, 2006, on its mineral reserves and resources at the Midwest uranium project entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” (the “Midwest Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.

In preparing the Midwest Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from AREVA. For the purpose of the economic analysis for determining reserves for the open pitable deposit, Scott Wilson RPA used a 0.3% U3O8 mining cut-off, mining costs based on previous actual operating experience at Sue C, historical milling costs at the JEB mill and a uranium price of $23.20 per pound of U3O8. Scott Wilson RPA constructed a block model based on a total of 265 surface drill holes. Scott Wilson RPA adopted the AREVA unconformity and sandstone mineralization interpretation with some minor modifications. The total reserve in the Scott Wilson RPA estimate is approximately 24% greater than the previously reported estimates due to the addition of the South Extension Zone and increased U3O8 grade estimates due to the application of a density weighted methodology. This block model was then used as the basis for evaluation of open pit economics using industry standard Whittle software analysis program. Scott Wilson RPA categorized the mineral reserves and mineral resources on Midwest as follows:
Midwest Probable Mineral Reserves(1)

		100% Basis		Company Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(000’s)	(% U3O8)	(000’s)	(000’s)
Probable(2)(3)	345.5	5.47	41,664	10,487

Notes:

(1)	A U3O8 price of $23.20 per pound was used in the evaluation of project economics for the purpose of determining mineral reserves.

(2)	The mining cut-off grade for the Midwest open pit is estimated at 0.3% U3O8.

(3)	The probable reserves also contains 4.37% nickel (Company share of 8,378,000 lbs) and 0.33% cobalt (Company share of 633,000 lbs).
Operations
There are no production operations currently at Midwest. It is planned to develop this project as an open pit mine. Ore will be transported by road to the McClean Lake site and milled at the McClean processing facility, which will be expanded. Tailings will be disposed of in the JEB Tailing Management Facility which was designed to receive tailings from Midwest and Cigar Lake ores in addition to the tailings from McClean Lake.
Other Midwest Information
Following public hearings on the project environmental impact statement by the joint federal provincial review panel, the federal and provincial governments gave their authorization, in 1998, for this project to proceed. These authorizations were subject to specified conditions including the placing into operation of the JEB Tailings Management Facility where it is proposed that all tailings from the milling of Midwest ore will be deposited. This facility began operation in mid-1999.
Detailed engineering and other studies have shown that the most effective and economic method of development of this ore body is by open pit. Work is continuing on the optimizing of the pit layout and preliminary engineering of the surface facilities.
For information pertaining to markets and contracts for sale of production, see “Marketing”. For taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes”.
Henry Mountains Complex
The Henry Mountains Complex is owned 100% by Denison. Henry Mountain is comprised of the Bullfrog and Tony M deposits.

On October 17, 2006, Denison filed on the SEDAR website at www.sedar.com an independent technical report entitled the “Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A.” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to its Henry Mountains Complex (the “Henry Mountains Technical Report”).
Property Description and Location
The Henry Mountains Complex is one contiguous property located in eastern Garfield County, Utah, 15 miles to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of the village of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes the Bullfrog property located to the north, hosting the Indian Bench, Copper Bench, and Southwest uranium deposits, and the Tony M property located to the south, hosting the Tony M deposit and mine.
The Henry Mountains Complex is comprised of 193 unpatented Federal lode mining claims totalling approximately 3,560 acres (the “Federal Claims”) and one 640 acre Utah State Mineral Lease (the “Utah State Mineral Lease”). The surface rights are owned by the federal government and administered by the BLM, with the exception of the Utah State Mineral Lease which has associated state surface rights. Seventeen of the claims, comprising a portion of the Tony M property, are subject to an escalating annual advance minimum royalty based on the uranium spot price, which was approximately $200,000 in 2006, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The Utah State Mineral Lease has an annual rental of $640 and is subject to royalties set by the State of Utah including: an escalating annual advance minimum royalty based on the uranium spot price; a uranium royalty of 8% of gross value less certain deductions; and, a vanadium royalty of 4% of gross value less certain deductions.
There are no outstanding environmental liabilities with respect to the Henry Mountains Complex.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Road access to the Henry Mountains Complex is by paved Highway 276, running between Hanksville and Bullfrog Basin Marina, Utah. A gravel road, maintained by Garfield County and extending west from Highway 276, provides access to the northern end of the property. An unimproved county road passes by the portal of the Tony M mine and extends northerly across the property. A network of unimproved, dirt exploration roads provide access over the property except for areas of rugged terrain. The Bullfrog Basin Marina airstrip is located approximately 15 miles south of the Henry Mountains

Complex. The Henry Mountains Complex is located in a relatively remote area of Utah, and the infrastructure is limited. The distance to Denison’s White Mesa mill is 117 miles.
The climate is distinctly arid, with average annual precipitation of approximately 8 inches, including about 12 inches of snow. Local records indicate the temperature ranges from a minimum of -10°F to a maximum of 110°F. The vegetation consists primarily of small plants including some of the major varieties of blackbrush, sagebrush, and rabbit brush. A few small junipers are also present.
Relief over the combined Bullfrog Tony M properties is about 2,250 feet. The elevation on the property ranges from 4,550 feet above sea level at the portal of the Tony M mine, near the southern end of the property, to 6,800 feet above sea level over the northern end of the property. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons and the rest consisting of gently sloping gravel benches covering the northern one-half of the property.
History
The Bullfrog property was initially explored by Exxon Minerals Company (“Exxon”), while the Tony M property was explored and developed by Plateau Resources Inc. (“Plateau”), a subsidiary of Consumers Power Company of Michigan.
Denison acquired the Bullfrog property when it purchased substantially all of the uranium producing assets of EFN in 1997. In February 2005, Denison acquired the Tony M property, thus bringing it under common ownership with the Bullfrog property.
Prior to 2005, all exploration, mine development, and related activities for the two properties were conducted independently. The Bullfrog and Tony M properties are therefore discussed separately, except where correlations and comparisons are made.
Bullfrog Property
Exxon conducted reconnaissance in the area in 1974 and 1975, and then staked its first Bullfrog claims in 1975 and 1976. A first phase drilling program conducted in 1977 resulted in the discovery of what became the “Southwest” uranium deposit. Additional claims were subsequently staked and drilling was continued by Exxon. Several uranium and vanadium zones were discovered in the Southwest and Copper Bench and Indian Bench areas. With the declining uranium markets of the early 1980s, Exxon prepared a prefeasibility report and then discontinued development of the property.
From July 1982 to July 1983, 112 drill holes were completed by Atlas Corp., under a purchase option with Exxon, delineating the Southwest and Copper Bench deposits on approximately 100 foot centers. From July 1983 to March 1984, a core drilling program was completed throughout the Bullfrog Property with 133 rotary drill holes to delineate the Indian Bench deposit on approximately 200 foot centers.
In late 1992, EFN purchased the Bullfrog property from Exxon and conducted a geologic review and internal economic analysis of the property. In 1997, Denison became the owner of the Bullfrog property.
Denison has performed no exploration activities on this property.
Tony M Property
Exploration drilling in the Shootaring Canyon area was initiated by Plateau Resources Inc. during 1976 in the vicinity of outcropping uranium mineralization. In February 1977, drilling commenced in what was to become the Tony M mine. More than 2,000 rotary drill holes totalling about one million feet were drilled.

Development of the Tony M mine started in September, 1977. By mid-1984, nearly 20 miles of underground workings had been developed in the Tony M mine. During development of the Tony M entryways and crosscuts, a total of 237,441 tons of muck with an average grade of 0.121% U3O8 was extracted and stockpiled. In or around 1985, when work on the mine was suspended, the mine was allowed to flood.
In 1989, 30 to 40 rotary holes were drilled to delineate zones of high grade uranium mineralization.
There are no current estimates of mineral resources or mineral reserves, as such terms are defined under NI 43-101 for the Tony M property. Scott Wilson RPA is of the opinion that the diluted, chemically adjusted estimate for the Tony M deposit as shown in the following table is a relevant estimate that meets the CIM classification of an Indicated Mineral Resource.
Tony M Historical Mineral Resource Estimate(1)

		Grade eU3O8(2)	Contained eU3O8
Category	Million Tons	(%)	(Million Pounds)
Indicated Resource	1.28	0.21	5.3

Notes:	(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the Tony M historical mineral resource is the most reasonable and reliable of several historical estimates, and the classification complies with CIM definition standards.

	(2)	The cut-off grade is 0.15% eU3O8. The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.
This estimate is based on results of gamma logging of surface drill holes. However, a detailed mine segment by mine segment adjustment of the radiometric equivalent log values of uranium was made based on the statistics of chemical analyses from 1,763 samples. Many of the samples were composites collected from the various mineralized zones of the Tony M deposit. Scott Wilson RPA is of the opinion that this most recent historical estimate is the most relevant and reliable.
Geological Setting
The Henry Mountains Complex uranium deposits occur within the Salt Wash Member of the Morrison Formation, located within the Colorado Plateau. The Morrison Formation is a complex fluvial deposit of Late Jurassic age that occupies an area of approximately 600,000 square miles, including parts of 13 western states and small portions of three Canadian provinces, far to the north and east of the boundary of the Colorado Plateau.
The Bullfrog and Tony M deposits consist of two extensive elongate, tabular zones containing a large concentration of mineralization. Together the Southwest deposit of the Bullfrog deposit and the Tony M deposit extend for a distance of about three miles along a north-south trend and have a maximum width of about one-half mile. The larger Indian Bench and Copper Bench deposits within the Bullfrog property extend about 3.5 miles along a northwesterly trend.
Mineralization in the Bullfrog property deposit occurs over three stratigraphic zones of the Salt Wash Member of the Morrison Formation, while mineralization at the Tony M property occurs over four zones. The Southwest deposit (like most of the adjacent Tony M property) occurs in the lowermost 35 feet to 40 feet of the Salt Wash Member sandstone. Mineralization forming the Copper Bench and Indian Bench deposits occurs between about 60 feet and 100 feet above the base of the Salt Wash Member.

The depth below the surface to the base of the three deposits ranges from about 475 feet (Southwest deposit) to nearly 1,100 feet in both the Copper Bench and Indian Bench deposits.
Exploration
Surface drilling using rotary tricone technology, together with radiometric gamma logging, was the primary exploration method used to discover and delineate uranium on the Bullfrog and Tony M properties.
During development of the Tony M mine, Plateau also conducted an intensive mine geology program to collect detailed information on the occurrence of uranium, including its thickness, grade, and lateral extent. This was done through geological mapping, together with face and rib scanning, as well as gamma probing of short up and down holes extending to about eight feet. Probing was also done using long hole drilling to test target zones up to about 150 feet from mine openings. The results of this program are recorded on a systematic set of cross sections through the Tony M mine developed at a scale of 10 feet to the inch. Scott Wilson RPA did not have access to the detailed information collected underground in the Tony M mine.
Denison carried out no work on the Bullfrog and Tony M properties, with the exception of a review of available data and critical evaluation, until the end of 2005 when certain activities including underground reconnaissance and permitting were initiated.
Mineralization
The uranium/vanadium mineralization in the Henry Mountains Complex is similar to ores observed elsewhere in the Colorado Plateau. It occurs as intragranular disseminations within the fluvial sand facies of the Salt Wash Member. It also forms coatings on sand grains and organic associated masses. A significant portion of the uranium occurs in a very fine grained phase whose mineralogy is best defined with the aid of an electron microscope.
Coffinite is the dominant primary uranium mineral in the mineralized horizons, with uraninite occurring in only trace amounts.
Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table, (i.e., the northern portion of the Tony M Property). Above the water table to the south, vanadium chlorite is absent, while montroseite and a suite of secondary uranium/vanadium minerals are present.
Drilling
Bullfrog Property
Most of the drilling done on the Southwest, Copper Bench, and Indian Bench deposits on the Bullfrog property was conducted by rotary drilling using a tricone bit. Additional drilling was done to collect core samples.
The Indian Bench deposit is delineated by drilling on approximately 200 foot centers, while the Southwest and Copper Bench deposits were drilled on 100 foot centers. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern. A total of 2,232 drill holes were completed on the Bullfrog property.
The mineralization is approximately horizontal on the Bullfrog property, so vertical holes provide a reliable estimate of the thickness of the deposits.

Tony M Property
In February 1977, drilling commenced in what was to become the Tony M property deposit. Plateau Resources Inc. drilled more than 2,000 rotary drill holes totalling about 1,000,000 feet. The holes were drilled using rotary tricone technology. The rugged terrain over much of the Tony M property made drilling access difficult, resulting in an irregular drill pattern. The drilling includes 24 core holes. The core holes provided samples of the mineralized zone for chemical and amenability testing and to determine geologic and engineering properties of the mineralized zone.
Denison has done no drilling on either the Bullfrog property or the Tony M property.
Sampling and Analysis
Bullfrog Property
Downhole gamma logging of surface holes was done on the Bullfrog property. Standard logging suites included radiometric gamma, resistivity and self potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes.
Assays of samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging.
Metallurgical testing included leach amenability studies, settling, and filtration tests.
Resource estimates for the Bullfrog property are based on the eU3O8% gamma log conversion values used to identify the mineralized zone, its thickness and calculate an average grade. The procedures implemented to identify the minimum grade and cut-off grade thickness (“GT”) product for resource estimation are described below under the heading “Cut-Off Grade and Mining Considerations”.
Tony M Property
The same suite of logging surveys and procedures as employed at the Bullfrog property were conducted for Tony M. Assays of samples from core drilling were collected and submitted for analysis. Confirmation assays of chemical U3O8% were completed on drill core samples for comparison and calibration with eU3O8% values from gamma logging.
No drilling, logging, or core sampling has been conducted by Denison at either the Bullfrog or Tony M properties.
Status of Chemical Equilibrium of Uranium
Bullfrog Property Exxon conducted analyses of samples from core drilling in the Southwest and Copper Bench deposits and found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8% to log radiometric equivalent (eU3O8%), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. Other investigations had identified no significant disequilibrium problem.
Tony M Property
Plateau conducted an extensive investigation of the state of chemical disequilibrium of uranium in the Tony M deposit. In 1989, NAC reported that an analysis of results from 1,763 samples, including 1,137 composite samples collected from buggies coming from the Tony M mine, was completed in 1983. Based on that analysis, it was concluded: (i) the state of disequilibrium varies from location to location within the deposit; (ii) with the exception of one small area in the southern part of the deposit, the equilibrium factor is positive; (iii) low grade material with less than 0.06% U3O8 is depleted in uranium; and (iv) higher grade material containing more than 0.06% U3O8 is enriched in uranium.
Scott Wilson RPA is of the opinion that based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8% grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of the Henry Mountains Complex.
Data Verification
Based on its review of the grade and thickness of uranium mineralization determined in the original gamma logs and a comparison with the computer generated GT composites, Scott Wilson RPA is of the opinion that the original gamma log data and subsequent conversion to eU3O8 values are reliable. Furthermore, Scott Wilson RPA reviewed the chemical analyses of core from diamond drill holes from the Bullfrog property and is of the opinion that the gamma logging results for the Bullfrog property provide a reliable, but conservative, estimate of the uranium content. The review suggests that the resource estimate may underestimate the uranium content of the Bullfrog property by up to about 5%.
Security of Samples
Procedures followed during exploration were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.
Mineral Resource Estimation
There are no current estimates of mineral resources or mineral reserves, as such terms are defined under NI 43-101, for the Tony M property. Historical mineral resources for the Tony M property are described under the heading “Mineral Properties – Henry Mountains Complex — History” above.
Scott Wilson RPA has audited the 1993 EFN mineral resource estimate of the Bullfrog property and accepted it as a current resource estimate, and has classified it as indicated and inferred as such terms have been defined in NI 43-101.
The basis for resource estimation on the Bullfrog property is the gamma logs from 1,801 rotary drill holes located on the properties comprising the Southwest, Copper Bench and Indian Bench deposits. This represents about 80% of the 2,232 total holes drilled on the Bullfrog property. A total of 81 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships. All of the drilling and analyses were conducted by past owners (i.e., prior to Denison’s tenure) of the Bullfrog property. See “Drilling” above for further detail on the Bullfrog drilling.
The grades of the mineralized zones on the Bullfrog property were calculated on a polygonal block-by-block basis. The pounds of eU3O8 for each polygon were then tabulated along with the area and calculated volume for each block. The total number of tons and pounds of eU3O8 contained in the blocks were summed to provide a total inventory for each of the three deposits. Average grades for each deposit were estimated from the grades of the drill hole intersections used in the resource estimate weighted by tonnage. The EFN resource estimate was audited by Scott Wilson RPA and accepted as a current mineral resource estimate.

Scott Wilson RPA estimates the indicated and inferred mineral resources for the Southwest, Copper Bench, and Indian Bench deposits at the Bullfrog property as shown below:
BULLFROG MINERAL RESOURCE ESTIMATES(1)

		Grade eU3O8(2)	Contained eU3O8
Category	Million Tons	(%)	(Million Pounds)
Indicated Resource	1.06	0.32	6.87

Inferred Resource	0.88	0.35	6.05

Notes:

(1)	The Bullfrog mineral resource estimate complies with the requirements of NI 43-101 and the classification complies with CIM definition standards.

(2)	The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.

(3)	Mineral Resources were estimated at a cut-off grade of 0.20% eU3O8 a minimum thickness of 4 feet and a minimum GT of 0.8 ft-% that does not include any intervals with less than a 0.5 foot intercept of 0.08% U3O8.
Cut-Off Grade and Mining Considerations
The selection of a 0.20% eU3O8 cut-off for the Bullfrog property was made by Scott Wilson RPA based on evaluations of current mining and processing costs made by both Denison and other operators in the region. Preliminary estimates for mining and processing costs are in the order of $150/ton.
The 0.20% eU3O8 cut-off maximizes the tonnage of higher grade mineralization while maintaining strong positive value. Based on the extensive review of the drilling of the Bullfrog property, Scott Wilson RPA notes that lowering the cut-off criteria will increase total tonnage by increasing the number of drill hole intercepts meeting the cut-off, while also increasing the apparent continuity of mineralization between adjacent drill holes.
Arizona Strip
Denison has a 100% interest in four significant breccia pipe uranium deposits in the Arizona Strip district of northern Arizona, being: Arizona 1, Canyon, Pinenut, and Kanab North.
On March 26, 2007, Denison filed on SEDAR website at www.sedar.com an independent technical report entitled “Technical Report on the Arizona Strip Uranium Project” prepared by Scott Wilson RPA in accordance wit the requirements of NI43-101 with respect to the Company’s Arizona Strip properties (the “Arizona Strip Report”).
Arizona 1 has been partially developed for underground mining; all surface facilities for shaft sinking are in place at Canyon, and Pinenut is a fully developed underground mine currently on standby. Kanab North, mined previously, is reported to have only minor quantities of mineralized material remaining in place and is not included in the Scott Wilson RPA mineral resource estimate.
Property Description and Location
Prior to its bankruptcy in 1995, EFN located and developed to various stages, numerous uranium mineralized breccia pipe structures in north western Arizona, between Utah and the Grand Canyon, an area termed the “Arizona Strip”. Most of Denison’s breccia pipes are between the town of Fredonia, on the Arizona Utah state line, and Grand Canyon National Park. These include the Pinenut, and Arizona 1 pipes. One deposit, Canyon, is located south of the park. The properties are approximately 320 miles from the White Mesa mill.

Arizona 1 is located in Mojave County, Arizona, about 45 miles south west from Fredonia, Arizona by unsurfaced road. Denison’s property position consists of 10 unpatented mining claims covering approximately 207 acres.
Pinenut consists of 10 unpatented mining claims encompassing 207 acres. It is located 45 miles south of Fredonia in Mojave County, Arizona and is accessible via an unsurfaced road.
The Canyon project is in north central Arizona, 153 miles north of Phoenix and 10 miles south of Grand Canyon Village in the Kaibab National Forest, Coconino County. The Canyon site consists of 9 unpatented mining claims encompassing approximately 186 acres. There is a 3.5% royalty on the Canyon property.
Accessibility, Local Resources, Physiography and Infrastructure
Climate in northern Arizona is semi-arid, with cold winters and hot summers. January temperatures range from about 7° F to 57° F and July temperatures range from 52° F to 97° F. Annual precipitation, mostly in the form of rain but some snow, is about 12 inches. Vegetation on the plateaus is primarily open pinon juniper woodland and shrubs.
The region north of the Grand Canyon is very sparsely populated. Due to the inaccessibility and low population, infrastructure is not well developed. The nearest commercial centres to the Fredonia area are the towns of St. George and Cedar City, Utah, both about 88 miles to the northwest by road. The White Mesa mill is about 275 miles by road from Fredonia and about 325 miles by road from the Canyon site.
Arizona 1 is a partially developed mine with the production shaft completed for 1,250 feet of the proposed final 1,650 feet depth. Drill stations were cut near the current shaft bottom and some 40,000 feet of drilling were completed from those stations. A headframe, hoist and compressor are in place.
Pinenut is a fully developed underground mine that produced about 0.5 million pounds U3O8 in 1989 and is now on standby. A hoist, headframe and compressor are in place.
Only surface development has been completed at the Canyon site with a headframe, hoist and compressor in place. The shaft has been collared to a depth of 50 feet.
History
Uranium exploration and mining of breccia pipe uranium deposits started in 1951 when a geologist of the U.S. Geological Survey noted uranium ore on the dump of an old copper prospect on the South Rim of the Grand Canyon of Northern Arizona. The prospect was inside the Grand Canyon National Park, but on fee land that predates the park. A mining firm acquired the prospect and then mined a significant high grade uranium deposit, the Orphan Mine. By the time mining ended in the early 1960s, 4.26 million pounds of U3O8 and some minor amounts of copper and silver had been produced.
After the discovery of the first deposit in the 1950s, an extensive search for other deposits was made by the government and industry, but only a few low grade prospects were found. Exploration started again in the early 1970s. In the mid 1970s, Western Nuclear acquired the Hack Canyon prospect located about 25 miles north of the Grand Canyon and found high grade uranium mineralization offsetting an old shallow copper/uranium site. In the next few years, a second deposit was found a mile away along a fault.
EFN leased the Hack Canyon property from Western Nuclear in December 1980 as a likely low cost source of U3O8. Development started promptly, and the deposits were in production by the end of 1981.

The Kanab North deposit was discovered in 1981, but development did not begin until late 1984. Kanab North was fully developed in 1988 and operated until December 1990 when it was placed on standby. Production totalled about 2.8 million pounds U3O8 at an average grade of just over 0.50% U3O8. Some minor quantity of mineralized material remains.
EFN explored the Arizona 1 pipe with a total of 253 drill holes, including: 18 core holes from underground drill stations with a total footage of 6,122 ft.; 17 rotary holes from surface with a total footage of 25,289 ft., and 218 long holes from underground drill stations with a total footage of 36,189 ft. Mine development of the Arizona 1 ore body began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 feet.
The Canyon deposit is located on mining claims that EFN acquired in 1982. Drilling completed by EFN in 1983 identified a major deposit. EFN drilled a further 36 holes from May 1983 through April 1985 to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994. Development of the site was discontinued as a result of low uranium prices.
The Pinenut mine was developed in 1989, but saw only minor production, approximately 0.5 million pounds U3O8 at an average grade of 1.02% U3O8, and was then placed on standby.
EFN identified and investigated more than 4,000 circular features in northern Arizona. Some 110 of the most prospective features were explored by deep drilling, and approximately 50% of those drilled were shown to contain uranium mineralization. Ultimately, nine pipes were deemed worthy of development. Total mine production from the EFN breccia pipes from 1980 through 1991 was approximately 19.1 million pounds U3O8 at an average grade of just over 0.60% U3O8.
Most of the EFN assets were acquired by the Company in 1997. Since that time, Denison has maintained its ownership of the Kanab North, Pinenut, Arizona 1, and Canyon pipes. All other EFN breccia pipe prospects have been dropped, although Denison recently acquired four additional breccia pipe deposits and one sandstone type deposit from Pathfinder Mines.
Geological Setting
Parts of two distinct physiographic provinces are found within Arizona: the Basin and Range province in the southern and western edge of the state, and the Colorado Plateau province in most of northern and central Arizona. The Arizona Strip lies within the Colorado Plateau province.
Surface exposures within the Arizona Strip reveal sedimentary and volcanic rocks ranging in age from upper Paleozoic to Quaternary; the area is largely underlain by Mississippian through Triassic sedimentary rocks. However, exposed within the Grand Canyon are older rocks reaching Precambrian in age.
The cross sectional area of the Kanab North pipe probably averages about 30,000 square ft. The pipe extends vertically for some 1,000 ft. from the Toroweap limestone into the Supai Group. The ultimate depth to the bottom of the pipe is unknown. Internal ring fractures have been recognized and are mineralized.
Mineralization in Kanab North extends discontinuously from the Toroweap over the length of the pipe, but is concentrated predominantly in the Hermit Shale and upper Esplanade Sandstone. A sulphide cap, largely in the Toroweap, overlies the mineralization. High grade mineralization is found in the ring fractures, largely in the Esplanade Sandstone. The thickness of mineralization within the fractures ranges between 6 ft. to 30 ft., with a grade range between 0.5% U3O8 and 0.7% U3O8.

Arizona 1, in common with all other breccia pipes within the Arizona Strip, was believed by EFN to have had its origin as a solution collapse of the Redwall Limestone. This collapse worked its way upward through the overlying formations to the surface where the throat diameter is on the order of 200 ft. to 300 ft. Vertical displacement in the throat averages some 175 ft. Uranium mineralization is distributed irregularly over a depth interval of approximately 650 ft. mainly at the level of the Hermit Shale formation to a maximum depth of some 1,400 ft. from surface.
At Canyon, the surface expression of the pipe is a broad shallow depression in the Permian Kaibab Formation. The pipe is essentially vertical with an average diameter of less than 200 ft., but it is considerably narrower through the Coconino and Hermit horizons (80 ft.). The cross sectional area is probably between 20,000 square feet and 25,000 square feet. The pipe extends for at least 2,300 ft. from the Toroweap limestone to the upper Redwall horizons. The ultimate depth of the pipe is unknown.
Mineralization extends vertically both inside and outside the Canyon pipe over some 1,700 vertical feet, but ore grade mineralization has been found mainly in the Coconino, Hermit, and Esplanade horizons and at the margins of the pipe in fracture zones. Sulphide zones are found scattered throughout the pipe but are especially concentrated (sulphide cap) near the Toroweap Coconino contact, where the cap averages 20 ft. thick and consists of pyrite and bravoite, an iron-nickel sulphide. The ore assemblage consists of uranium-pyrite-hematite with massive copper sulphide mineralization common in and near the ore zone. The strongest mineralization appears to occur in the lower Hermit-upper Esplanade horizons in an annular fracture zone.
Deposit Types
Paleozoic sedimentary rocks of northern Arizona are host to thousands of breccia pipes. The pipes are known to extend from the Mississippian Redwall Limestone to the Triassic Chinle Formation, which makes some 4,000 ft. of section. However, because of erosion and other factors, no single pipe has been observed cutting through the entire section. No pipe is known to occur above the Chinle Formation or below the Redwall Limestone.
Breccia pipes within the Arizona Strip are vertical or near vertical, circular to elliptical bodies of broken rock. Broken rock is comprised of slabs and rotated angular blocks and fragments of surrounding and stratigraphically higher formations. Hence, many geologists consider the pipes to have been formed by solution collapse of underlying calcareous rocks, such as the Redwall Limestone. Surrounding the blocks and slabs making up the breccia is a matrix of fine material comprised of surrounding and overlying rock from various formations. The matrix has been cemented by silicification and calcification for the most part.
Breccia pipes are comprised of three interrelated features: a basinal or structurally shallow depression at surface (designated by some as a collapse cone); a breccia pipe which underlies the structural depression, and annular fracture rings which occur outside of, but at the margin of the pipes. Annular fracture rings are commonly, but not always, mineralized. The structural depression may range in diameter up to 0.5 miles or more, whereas breccia pipe diameters range up to about 600 feet; the normal range is 200 feet to 300 feet.
Mineralized breccia pipes found to date appear to occur in clusters or trends. Spacing between pipes ranges from some hundreds of feet within a cluster to several miles within a trend. Pipe location may have been controlled by deep seated faults, but karstification of the Redwall Limestone in Mississippian and Permian times is considered to have initiated formation of the numerous and widespread pipes in the region.

Exploration
Denison has not carried out any exploration on the properties since the acquisition in 1997.
Mineralization
In the breccia pipe deposits, uranium occurs largely as blebs, streaks, small veins, and fine disseminations of uraninite/pitchblende (UO2). Mineralization is mainly confined to matrix material, but may extend into clasts and larger breccia fragments, particularly where these fragments are of Coconino sandstone. In addition to uranium, an extensive suite of elements is reported to be anomalously concentrated in mineralized rock within breccia pipes throughout northern Arizona. Within many pipes, there is a definite mineralogical zoning in and around the uranium ore body.
Pipes are surrounded by bleached zones, particularly notable in the Hermit Formation where unaltered red sediments contrast sharply with grey-green bleached material. Both age dating and disequilibrium determinations indicate that remobilization of uranium has occurred. Uranium concentrations in the upper levels of a pipe tend to be in equilibrium, but with depth disequilibrium in the ore bodies increases in favour of the chemical assays.
Uranium mineralization within Arizona 1 extends significantly in the vertical dimension. Continuous drill hole intersections of several tens of feet with grades exceeding 1.00% U3O8 or more are not uncommon. The maximum continuous surface drill hole intersection was 92.5 ft. at an average grade of 1.55% U3O8. On average, the 12 drill holes from surface which had intersected uranium mineralization recorded 75 ft. of 0.62% U3O8.
Uranium mineralization at Canyon is concentrated in three stratigraphic levels: Coconino, Hermit/Esplanade, and a lower zone. Mineralization extends vertically from a depth of 600 ft. to over 2,100 ft. Intercepts range widely up to several tens of feet with grades in excess of 1.00% U3O8. Twenty-two drill holes from surface encountered uranium mineralization averaging 100 ft. of 0.45% U3O8.
Drilling
Shallow drilling was often conducted to locate the centre of the collapse feature as a guide to the throat of the underlying breccia pipe. The basic tool for exploring breccia pipes in northern Arizona is deep rotary drilling supplemented by core drilling, to a depth of 2,000 ft. or more from surface. Prospective pipes were usually first tested with three drill holes. If no showing of mineralization was present, the effort was abandoned.
Drilling of breccia pipes is a difficult process. Substantial depths, approximately 2,000 ft., small targets, approximately 200 ft. in diameter, and non-homogeneous rock formations combine to limit the accuracy of the drilling process. The presence of cavernous and brecciated sediments near the present land surface can result in loss of circulation of drilling fluid; as a result, much drilling is conducted “blind”. Periodic “spot cores” are taken to determine whether or not holes are within the target structure or have drifted away from the pipe. Indeed, most pipes cannot be completely drilled out from the surface due to deviation from desired targets. All drill holes are surveyed for deviation and logged with gamma logging equipment.
If surface drilling provides sufficient encouragement that a mine can be developed, on that basis a vertical shaft is sunk or drilled to its ultimate depth and underground drill stations are established at various levels to provide platforms for further exploration and delineation drilling. Drilling from underground stations typically utilized large bore percussion drills. The resulting drill holes, out to as much as approximately 200 feet or so, were then gamma logged and surveyed as a supplement to surface drilling.

Sampling Method and Approach
All the historical drill holes on Denison’s Arizona Strip breccia pipe properties were gamma logged and surveyed for deviation. These data provide the basic building blocks from which quantities of mineralized material are estimated. Core holes were drilled to supplement this data, to provide information for determination of disequilibrium, and to accommodate material for metallurgical testing. This process was consistent with industry standards at the time and the work carried out by EFN is judged by Scott Wilson RPA to have been of superior quality.
All of the basic data for calculation of quantities and grades of mineralized material for the Arizona 1, Pinenut, and Canyon deposits was derived directly by gamma log interpretation. Numerous checks were completed on this data by means of chemical assays, closed-can assays, and various beta gamma analyses.
Sample Preparation, Analyses and Protocols
Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: (i) frequent calibration of logging tools, (ii) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; (iii) possible closed-can analysis as an adjunct to chemical assays; and (iv) possible gamma logging by different tools and/or companies.
EFN used the GAMLOG computer program to interpret gamma-ray logs. The GAMLOG program was developed by the U.S. Atomic Energy Commission. The essence of the method is a trial and error iterative process by which U3O8 grades are determined for a series of 1/2-ft or 1-ft layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an over all anomaly which would closely match the real anomaly under analysis.
Security of Samples
There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owner, EFN, is deemed to have met or exceeded industry standards for the exploration process.
Data Verification
Data verification in uranium exploration in the western United States takes the form of a combination of logging tool calibration, chemical assays on core, and various checks by other logging units and outside laboratories. Most of this verification process is internal and company specific. Independent verification has not been part of the industry standard process. EFN operations in the Arizona Strip are judged by Scott Wilson RPA to have met or exceeded industry standards.
Mineral Resource and Mineral Reserve Estimates
Mineral resource estimates were prepared for the Arizona 1, Canyon, and Pinenut deposits using historical drill hole data provided by Denison. Scott Wilson RPA interpreted a set of cross sections and plan views to construct 3-D grade-shell wireframe models at 0.2% eU3O8. Variogram parameters were interpreted and eU3O8 grades were estimated in the block model using kriging. The grade-shell wireframes were used to constrain the grade interpolation. All blocks within the 0.2% eU3O8 grade-shell wireframes, regardless of grade, were included in the mineral resource estimate. There are no Mineral Reserves estimated at any of the three deposits at this time. Scott Wilson RPA estimates the inferred mineral resources as shown below:

INFERRED MINERAL RESOURCE ESTIMATES(1)

		Grade eU3O8(2)	Contained eU3O8
	Tons	(%)	(Pounds)
Arizona 1	70,300	0.68	956,000

Canyon	70,500	1.08	1,523,000

Pinenut	99,200	0.44	873,000

Notes:

1.	CIM Definitions were followed for mineral resources.

2.	Interval grades were converted from the gamma log data and are therefore equivalent U3O8 (eU3O8)

3.	Grade-shell wireframes at 0.2% eU3O8 were used to constrain the grade interpolation. All material within the wireframes is included in the estimate.

4.	eU3O8 values were interpolated by kriging.

5.	Wireframes were constructed with a minimum drill hole sample length of 6 ft.

6.	High eU3O8 grades were cut to 6% at Arizona 1, 10% at Canyon, and 8% at Pinenut.

7.	Blocks are 5 ft. by 5 ft. by 5 ft.

8.	Gemcom Software International Inc. Resource Evaluation Edition Version GEMS 6.02 was used.
Cut-off Grade
In its feasibility studies of the various Arizona Strip breccia pipes compiled during the 1980s and 1990s, EFN typically used a cut-off grade of 0.15% U3O8. A reasonable cut-off grade for long term sustainable market conditions would be approximately 0.20% U3O8. This cut-off grade was applied by Scott Wilson RPA to all the breccia pipe deposits.
Recent Acquisition
On February 27, 2007 Denison announced that it had acquired 5 uranium deposits located in the Arizona Strip district in north eastern Arizona from Pathfinder Mines Corporation (“Pathfinder”), a subsidiary of AREVA. In aggregate, the historical resource estimates at these deposits are 1.3 million tons at an average grade of 0.28% U3O8, containing an estimated 7.1 million lbs of U3O8. Denison intends to initiate the necessary permitting required to develop these deposits in parallel with the ramping up of the Company’s existing operations in the Arizona Strip.
Four of the mineral deposits (EZ 1, EZ 2, WHAT and DB 1) are breccia pipe type deposits. The fifth deposit, Moonshine Springs, is sandstone hosted with uranium mineralization in reduced zones along oxidation-reduction fronts occurring at surface and gradually becoming deeper towards the north.
Historical resource estimates of the deposits, as presented by Pathfinder to Denison and estimated in 1996, are shown below. No cut-off grades have been reported for the breccia pipe deposits, while a 0.05% U3O8 cut-off has been used for Moonshine Springs.
The uranium produced from these deposits is subject to royalties that aggregate less than 2%.

Historical Resource Estimate

			Lbs U3O8
Deposit	Tons	% U3O8	(Millions)
EZ1	106,250	0.66%	1.4
EZ2	216,480	0.44%	1.9
DB1	103,550	0.44%	0.9
WHAT	89,800	0.25%	0.4
Moonshine Springs	775,000	0.16%	2.5
The Pathfinder resource estimates are based on data, reports and documentation obtained from and prepared by previous operators, including AREVA. Denison is not treating the historical mineral resource estimate as NI 43-101 defined resources verified by a qualified person. The properties will require considerable further evaluation which Denison’s management and consultants intend to carry out in due course.
Colorado Plateau
The Company mined uranium and vanadium bearing ore from its Sunday and Rim mines in the Colorado Plateau District from November 1997 to mid-1999 and is currently mining at the Topaz, Pandora, Sunday and West Sunday mines. To date, the Company has not completed the necessary studies to classify the existing mineralized material as reserves or resources in accordance with NI 43-101; hence, these properties should be classified as “mineral deposits.” The quantity and grade must be treated as conceptual in nature, the quantity of work has been insufficient to define a mineral resource, and it is uncertain if further exploration work will result in conversion of these estimates to a mineral resource. The current estimate of the deposit’s tons and grade are shown in the following table. The estimates are based on historical estimates prepared by EFN.
Mineral Deposit Estimates

	Mineral Tons		Pounds U3O8		Pounds V2O5
	(millions)	% U3O8	(millions)	%V2O5	(millions)
Colorado Plateau	1,335,600	0.21	5.6	1.23	32.9
The most recent estimation of resources was conducted in November 1996. Several estimation methods, including the long established “uravan” method of estimation, were compared. This particular method applies a reduction factor of 0.6 to the tonnage to account for the highly erratic nature of the mineralization in the Uravan belt.
As part of this estimation process, the resources were re-estimated at part of the West Sunday complex (West Sunday, Le May, and Leonard-Clark) as a comparison with the EFN uravan estimates. A total of 275 drill holes from original data sources were input into the BORSURV program for estimating resources using polygonal, triangular, and inverse distance squared methods. It was found that the polygonal estimation method was the most robust. A 0.5 foot dilution factor above and below the mineralized horizon was applied. The EFN estimate of 262,000 tons of material at a grade of 0.24% U3O8 for a total of 1.261 million pounds U3O8 compared favorably with the polygonal estimation of 268,140 tons of material grading 0.25% U3O8 and totaling 1.354 million pounds U3O8. Cut-off grades used were 0.10% U3O8 for Le May and West Sunday, and 0.14% U3O8 for Leonard-Clark.

Although the resources at the Topaz and Carnation deposits were not estimated, it was concluded that the estimates by EFN are slightly conservative but are realistic numbers for any possible future mining operations. Note that the deposits evaluated in 1996 contain 24% of the estimated contained pounds in the table above as the work was primarily driven by verification of estimation methods and was not done on all deposits.
The above work represents Denison’s most recent resource estimation at the Colorado Plateau operations. Therefore, the estimated resources described herein are classified as historical resources under NI 43-101.
Gurvan Saihan Joint Venture
On March 13, 2007, Denison filed on the SEDAR website at www.sedar.com an independent technical report entitled the “Technical Report on the Uranium Exploration Properties in Mongolia” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to its uranium properties in Mongolia (the “Mongolia Technical Report”).
Denison has a significant mineral land position in Mongolia. Denison has been active in Mongolia for more than ten years, and initial exploration commenced prior to the promulgation of the law on mineral resources in Mongolia in 1997 (the “1997 Mineral Law of Mongolia”). Denison’s property holdings are divided into three groups: (i) properties obtained prior to the 1997 Mineral Law of Mongolia and held within a joint venture (the “Gurvan Saihan Joint Venture” or “GSJV”) with the Government of Mongolia (through the Ministry of Industry and Trade) and “Geologorazvedka”, a Russian state organization for uranium exploration and development, (ii) exploration licences acquired by the GSJV since 1997 that are subject to the 1997 Mineral Law of Mongolia, and (iii) certain wholly-owned properties of Denison that are also subject to the 1997 Mineral Law of Mongolia. The following details            the resources estimated in            the Mongolia Technical Report. The other properties which Denison holds are covered in further detail in the section “Mineral Exploration – Mongolia.”
Property Description and Location
The GSJV holds four exploration licenses that were obtained under an agreement with the Government of Mongolia (the “Mineral Agreement”) prior to the introduction of the 1997 Mineral Law. The GSJV licenses have an area of 671,314 hectares and are located in the South Gobi region of Mongolia. This area is termed desert steppe and supports nomadic herdsmen.
Properties Obtained Prior to 1997
The GSJV was formed in 1994 by EFN, the Government of Mongolia (currently represented by the Ministry of Industry and Trade of Mongolia), and “Geologorazvedka”, a Russian government agency. Denison currently holds a 70% interest in the GSJV and the Mongolian and Russian participants each hold a 15% interest. Denison is the Managing Director of the GSJV.
The initial properties obtained by the GSJV were granted under the Mineral Agreement with the Government of Mongolia. The Mineral Agreement grants properties exclusively to the GSJV, and establishes the fiscal and operating policies under which the GSJV operates. Under the GSJV Founding Agreement:
-	The Government of Mongolia entered into the Mineral Agreement, granting the GSJV exclusive rights and permits to five areas without obligations for further licensing fees. This includes the obligation of the Government to provide all necessary authorizations, permits, and licences needed by the joint venture to conduct business.

-	The Russian participant contributed all of the exploration data, records, and information it possessed for the five areas.

-	Denison was obligated to provide 100% of venture funding until the predetermined total had been reached (initially it was $4 million that then changed to $5.1 million).
The key provisions and terms of the Mineral Agreement between the GSJV and the Mongolian Government include:
-	Exclusive rights were granted to the GSJV for a period of 15 years, commencing in 1994.

-	When Mongolia enacts new laws, the GSJV will not be subject to conditions, restrictions, taxes, or fees more severe than those effective at the time of approval of the Mineral Agreement.

-	No areas included in the Mineral Agreement can later be designated as closed, restricted, or open to competitive bidding as long as the Mineral Agreement is in effect.

-	After the first four years of work, the venture may identify certain lands which are no longer of exploration interest and may release such lands from the Mineral Agreement.

-	The GSJV and the Mongolian Government will negotiate a procedure and a schedule to release any such lands from the Mineral Agreement.

-	The initial funding obligation by Denison was to be fulfilled within four years in accordance with a schedule in the Mineral Agreement.

-	After the initial funding of the first US$4 million (subsequently changed to US$5.1 million) of GSJV expenditures, funding will be on the basis of equity share in the GSJV, and each partner will receive its equity share of net proceeds from mining operations.

-	Each participant is required to fund its own share of GSJV expenditures.

-	If a participant fails to fund its share of expenditures, such participant will be suspended from participating in the business and management of the venture, and will give up its rights to its share of profits until the participant providing funding on behalf of any non-funding participant has recovered from net profits of the venture an amount equal to 150% of contributions made on behalf of the non-funding participant.

-	Specific tax provisions for the GSJV are defined.

-	Participants cannot assign their interest to another party without the written consent of the other participants.

-	The Government of Mongolia acknowledges that its 15% interest in the GSJV is its entire interest, and Mongolia will receive a production royalty of 4% and cannot take a greater interest or impose a greater royalty in the future.

-	The GSJV is entitled to apply to receive benefits or favourable provisions under new laws which contain terms or conditions that are more favourable to the GSJV than the conditions existing when the Mineral Agreement was approved.

Subsequent to the formation of the GSJV, Mongolia enacted the Mineral Law of Mongolia. The Mineral Law contains some conditions and provisions that are not consistent with the Mineral Agreement. However, the Mineral Agreement has been recognized as an “International Agreement” under the Mineral Law, and any inconsistencies between the Mineral Law and the Mineral Agreement have, thus far, been resolved in favour of the provisions of the Mineral Agreement.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Mongolia is a large, landlocked country with an area of about 1,566,000 square km. The capital is Ulaanbaatar, which is located in the north central part of the country. Ulaanbaatar is the site of the only international airport in the country. The Trans-Mongolian Railway connects to the Trans-Siberian Railway in the north and the China rail system to the south. Much of the country is open and vehicle access is possible to most of the areas. Distances are large, however, and roads are often poor or non-existent. The local airline, MIAT, serves about 20 communities.
The climate in Mongolia is extreme continental. Temperatures are extreme in winter (down to -50º C) and summer (up to 40º C). In Ulaanbaatar, July is the warmest and wettest month, with an average temperature of 17º C and an average rainfall of 76 mm, while January is the coldest and driest month, with an average temperature of -25º C and no precipitation. Rainfall and temperature throughout Mongolia are variable depending on elevation.
In the areas where Denison is working, there are essentially no resources currently available for mine development.
History
During 1988-1989, regional scale exploration drilling was commenced by Geologorazvedka in the Choir Depression. In addition to providing depression-wide stratigraphic profiles, the early drilling confirmed the presence of large areas of continuous, shallow uranium mineralization occurring in sands, siltstones, clays, and coals of the Dzuunbayan Formation. The early exploration clearly established the favourability of the sedimentary basins of the Gobi region as hosts for uranium deposits.
Following approval of the formation of the GSJV in January 1994, work began immediately on a field program in the summer of 1994. The focus of the GSJV exploration was for deposits amenable to in-situ recovery (“ISR”) production method, and previous exploration in the Choir Depression had indicated that the deposits there might be suitable for ISR mining. The 1994 work consisted of limited delineation drilling at Haraat to expand known resources and to increase confidence in the resources. A small ISR field test was run in 1994 to determine the ISR favourability of the Haraat type mineralization.
In 1996, the GSJV began a major escalation of exploration work. A total of 30,210 metres were drilled, and 6,000 kilometres of gamma spectrometric surveys were run. This drilling resulted in addition of substantial resources, but as with the previously identified deposits, the majority of the mineralization was determined to be above the natural water table.
Initial reconnaissance drilling was conducted in the Gurvan Saihan and Hairhan Depressions in 1996, following gamma surveys which delineated favourable, anomalous trends. Uranium mineralization was encountered in all of the profiles, and in several instances ore grade mineralization was discovered.
Initial reconnaissance drilling in the Hairhan Depression totalled slightly over 1,000 metres in 22 holes, and was conducted near the end of the 1996 field season. The biggest ore discovery encountered by the GSJV to that point in time was made at Hairhan. The discovery hole intersected a 14 m thick ore zone grading 0.144% U.

In May 1997, the Company acquired the assets of EFN including its interest in the GSJV.
Historical mineral resource estimates for Haraat were prepared by Geologorazvedka, as General Contractor, in 1997 and 1998. The results of the estimates are set out below:
Haraat Historical Resource Mineral Estimate(1)

Category	Million Tonnes	Grade %U(2)	Tonnes U	Million Pounds U3O8
Inferred Resource	10.60	0.023	2,461	6.4

Notes:	(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the classification complies with CIM definition standards.

	(2)	The cut-off grade is 0.01% U.
The methodology used for the historical mineral resource estimation at Haraat is standard in the former Soviet Union. It used Russian gamma logs from the 1988 and 1994 drilling and American gamma logs for the 1996 drilling, which were all converted to a common database and corrected for disequilibrium using the results of 1,950 core sample chemical analysis. A correction was also applied for moisture content for mineralization below the water table. The resource estimate was based on polygons for each drill hole and a density factor of 1.65 tonnes per cubic metre.
Part of the Haraat deposit is above the water table and part is below. The resources below the water table are presently considered potentially exploitable by ISR methods. Mineralization above the water table requires further work to confirm its possible economic potential and is not included in the historical resource estimate.
A major part of the 1996 program was the acquisition, assembly, and operation of an ISR Pilot Plant at Haraat. This plant was a fully integrated facility, capable of producing a final product, although drying and packaging equipment were not included. The testing in 1996 included both a test on mineralization above the water table, as well as a test below the water table, the latter being the normal operating regime for an ISR project. These tests confirmed that hydraulic control can be maintained and that uranium solubilization and mobilization can be controlled.
Work in 1997 expanded beyond the level of 1996, with efforts concentrated on drilling to define potential ore reserves and to test new exploration targets on the GSJV lands. The bulk of the 1997 drilling was in the Hairhan and Choir Depressions, with a modest amount of initial reconnaissance drilling conducted in the Ulziit Depression. The Ulziit drilling followed gamma spectrometric surveys to identify favourable locales. No ISR testing was conducted in 1997.
The 1997 drilling effort was redirected to focus on Hairhan with the goal to delineate and confirm resources by the end of the 1997 season. In only five months, over 32,000 metres were drilled, resulting in delineation of a significant uranium deposit. At Hairhan, the natural water table is near the surface, so all the mineralization of possible commercial interest is below the water table.
Work in 1998 was once again directed toward the objectives of exploration reconnaissance, resource delineation, and ISR testing, with over 50,000 metres of drilling, and the first stage ISR testing at the Hairhan deposit. The Hairhan Depression received the bulk of the exploration drilling effort in 1998. The mineralization depth ranges from 10 m to 200 m, with the average depth in the 60 m to 80 m range. The Hairhan 1998 test confirmed the leachability of the mineralization at Hairhan.

With the decline of the uranium price, no drilling was conducted during 1999; however, an extensive regional geologic reconnaissance program was conducted. In 2000, the GSJV Managing Director placed the GSJV program on “standby” status.
During 2004 and 2005, the GSJV resumed work and applied for additional Exploration Licences in six areas. In the Gurvan Saihan depression, previously identified uranium occurrences, as well as additional target areas within the depression, were tested with 159 holes totalling 12,562 meters. Results indicated that uranium mineralization was encountered in a variety of settings, which indicated that additional exploration drilling is warranted.
Geological Setting
The geology of Mongolia is dominated by the Altaid orogen — an orogenic collage of subduction and accretion terranes that extend from the Ural Mountains to the Korean Peninsula (Yakubchuk et al., 2001, Dejidmaa and Badarch, 1999). This orogen formed between the Neoproterozoic and the Carboniferous. The Altaid rocks of Mongolia lie between the North China Craton and the Siberian Craton.
The Altaid rocks of Mongolia are a mélange of Neoproterozoic basement areas separated by various island arc segments and accretionary wedges. These various sedimentary and volcanic terranes have been intruded by mafic and felsic plutons ranging in age from Cambrian to Mesozoic. Cretaceous and younger basins unconformably overlie the Altaid rocks.
Late Mesozoic extensional basins are a prominent geological and topographic feature of central east Asia. The basins are interpreted as having formed in an intracontinental, back-arc tectonic setting in response to extensional faulting. These basins, likely fault bounded grabens and half grabens, were filled by eroded sediment during the Jurassic and Cretaceous periods.
Property Geology
The GSJV licences cover a number of the internal basins, or depressions, located in central Mongolia. All of these depressions appear to have similar geological features. The depression that has received most testing to date is the Choir Depression.
The Choir Depression is a linear depression about 150 km long and from 10 km to 20 km wide. The elevation of the depression varies from about 1,100 metres to 1,140 metres above sea level, while the surrounding upland is from 300 metres to 500 metres higher. Basement around the Choir Depression comprises Proterozoic schist, gneiss and limestone, Paleozoic granitic rocks, Permian acid volcanic rocks, and Mesozoic leucogranitic rocks and associated volcanic rocks.
The depression fill is composed of non-lithified sediments with a total thickness of approximately 1,500 metres. The Lower Cretaceous sediments of the Dzuunbayan Formation are divided into two facies, with the first typically variegated and the second normally grey. The variegated section is comprised of conglomerate, sandstone, and siltstone, and occurs mainly on the margins of the depression. The second facies is comprised of lacustrine sediments, typically clays and argillaceous sandstone, with interbeds of brown coal and disseminated iron sulphides. The Upper Cretaceous section is comparatively thin in the Choir Depression and is generally from 5 metres to 40 metres thick. It is typically composed of variegated sand and gravel with limonite-goethite cementation.
Drilling
A significant amount of drilling has been completed on the GSJV. The aggregate lengths of the historical drilling and type of drilling completed in the period 1994-1998 are set out below.

DRILLING BY PROPERTY AND YEAR

	Exploration Drilling (metres)
Depression/Licence	1994	1996	1997	1998	Totals
Choir	8,439	25,699	18,816		52,954
Hairhan		1,014	32,426	33,058	66,498
Gurvan Saihan		3,495			3,495
Ulziit			4,179	16,900	21,079
Undurshil				2,360	2,360
Exploration Areas (Ulziit)				672	672

Totals	8,439	30,208	55,421	52,990	147,058
DRILLING BY LOCATION AND TYPE

	Exploration Drilling (metres)
Depression/Licence	Rotary Non-Core	Rotary Core	Hydrology	ISR Test Wells	Water Wells	Total
Choir	45,453	4,163	1,368	1,536	434	52,954
Hairhan	61,555	2,531	1,678	605	129	66,498
Gurvan Saihan	3,362	133				3,495
Ulziit	15,839	5,096			144	21,079
Undurshil	1,650	710				2,360
Exploration Areas (Ulziit)	497	175				672

Totals	128,356	12,808	3,046	2,141	707	147,058
Drilling completed during the 2005 and 2006 seasons was completed on other properties owned by the GSJV and other Denison properties as detailed in the section “Mineral Exploration — Mongolia.”
Drilling was carried out by Geologorazvedka working as a drilling contractor to the venture in the period 1994 to 1998. In the period from 1994 to 1996, hole logging was carried out by Geologorazvedka. In the period 1996 to 1998, down hole logging was carried out in-house. Holes are now logged by a Mongolian contractor using Mount Sopris equipment. Some of the early drilling was logged using Russian equipment, but the Mount Sopris equipment was in place relatively early in the program.
Sampling Method and Approach
A percentage of the rotary drill holes completed were cored. The purpose of this coring was to provide samples for testing to allow determination of specific gravity and disequilibrium factors for the deposits. Coring also allows analysis of various elements and a check of the reliability of the electric logging equipment.
Samples were selected on the basis of down-hole radiometric surveys, the presence of alteration in the cores, and handheld spectrometry results. Cores were split by hand. Samples ranged in length from 0.2 metres to 0.9 metres, but the bulk of the samples were either 0.2 metres or 0.3 metres. Samples were transported to the camp near Haraat for sample preparation.

Sample Preparation, Analyses and Security
Core samples were crushed in the GSJV camp to -200, +300 mesh size and transported to the Central Analytical Laboratory (“CAL”) of Sosnovgeology, a state geological enterprise in Irkutsk, Russia. CAL is registered by the Russian Federation and is certified to standard N 41083-95. Analyses performed by CAL were carried out at a level suitable for the estimation of reserves. Reports translated from Russian indicate that the laboratory maintained internal quality control programs.
Data Verification
Uranium data acquisition for the Hairhan ISR project was focused primarily on gamma logging of rotary non-core drill holes with a small percentage of rotary core holes and accompanying chemical assays of core as a means of validating the gamma logging process. This is a standard means of data verification for such projects.
Other data verification exercises completed by Scott Wilson RPA included: (i) location of drill hole collars in the field; and (ii) manual checking of the algorithm for converting down hole gamma readings to uranium grades.
Mineral Resource and Mineral Reserve Estimates
The database, methodology, parameters and classification are described in the following sections.
Database
For the mineral resource estimate, Scott Wilson RPA accepted and used the drill hole database compiled by Denison for its 1999 historical estimate. Denison carried out a detailed correlation of approximately 520 drill holes within the Hairhan deposit. Correlation of the geophysical logs was accomplished using commonly accepted subsurface exploration methods with a primary emphasis on identifying sands, interbedded shales, and lignites and assigning them “formation” marker designations.
The raw borehole natural gamma data (counts per second or CPS) were processed using the Denison in-house GAMLOG program (based on Scott’s AEC Algorithm), with output generated on 10 cm intervals in percent U. Upon completion of the initial data processing, the borehole logging information was uploaded into TECHBASE®. For each mineralized zone and for each drill hole, thickness (“TH”) and GT were calculated using the following parameters:

Cut-off Grade	0.02%U
Minimum Thickness (TH)	1 m
Grade X Thickness (GT)	0.02
Waste Thickness	2 m
The values for the density and disequilibrium factor are based on calculations completed by Geologorazvedka. Density is 1.65 tonnes per cubic metre and the disequilibrium factor is 1.0.
Resource Estimation
Scott Wilson RPA reviewed the correlations of sandstone units hosting the uranium mineralization and found them to be reasonable. The Denison database was used to plot plans for each mineralized zone showing the GT and TH values for each drill hole that penetrated the zone, with a minimum GT value of 0.05 m-%. The GT value and the TH values were contoured by hand on separate plans and the contours were digitized into AutoCAD.

Each lens within each mineralized zone was classified by the number of drill holes and spacing of the holes, to reflect confidence in the lens resource estimate. In general, drill hole spacing is in the order of 100 m. In some areas where good mineralization was encountered, drill hole spacing was closed up, and in a few locations, clusters of several holes were drilled at a spacing of tens of metres. In other areas, two holes are plotted very close together and appear to be twinned holes.
Indicated resource lenses were generally defined by a minimum of three drill holes. Some lenses had up to twenty or more drill holes. In one case, an indicated resource lens was defined by two holes spaced in the order of 50 m apart. In general, the indicated resource lenses were contourable and were estimated by the contour method described above.
Inferred resource lenses were mostly defined by a single drill hole or by two drill holes clustered closely together. In a few cases, indicated resource lenses were defined by two drill holes in the order of 100 m apart.
Scott Wilson RPA has estimated mineral resources for the Hairhan property as summarized in the table below. The cut-off is 0.1 m-% GT over a minimum of 1 m. The average thickness of the indicated resources is 5.2 m and of the inferred resources is 5.7 m.
Hairhan Mineral Resource Estimate

	Tonnes	Grade		lb U308
Category	(x 1,000)	% U	Tonnes U	(x 1,000)
Indicated	4,726	0.064	3,036	7,891
Inferred	1,848	0.073	1,341	3,484

Notes:	(1)	The cut-off grade is 0.02% U.

	(2)	Minimum thickness of 1 m.

	(3)	Density is 1.65 tonnes per cubic metre.
There are no mineral reserves estimated for any of the Denison Mongolia Properties at this time.
     Mineral Exploration
General
In the Athabasca Basin, Denison is participating in over 35 exploration projects, primarily located in the southeast part of the basin and within open pit depths and trucking distance of the operating mills. These projects represent a good balance of grass roots, mid-stage and developed projects.
Denison is participating in nine major drill programs in the basin during the 2007 winter season. Denison is the operator of the Wheeler River, Park Creek, Huard-Kirsch and Crawford Lake joint ventures and the 100% owned Johnston Lake project. JNR will operate the Moore Lake project until June 30, 2007 when Denison will take over. Near the McClean Lake mill, ARC is the operator for the Midwest, McClean and Wolly projects.
On Denison’s operated and non-operated projects, a total of 48,000 metres of drilling is planned for the 2007 winter season, consisting of 110 holes using 8 diamond drill rigs. In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 5,500 line kilometres of airborne geophysical surveys are being flown over three properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on eight properties, where over 382 line kilometres of Fixed Loop Time Domain EM surveys, 342 line kilometres of Horizontal Loop Electromagnetics and over 120 line kilometres of DC Resistivity surveys will be completed during the 2007 winter season. Over 1,000 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
In the United States, exploration on Denison’s properties is ramping up after a 28 year hiatus. An estimated 28,000 metres of drilling is planned for 2007, with work concentrating near the Company’s permitted and producing mines in Utah and Colorado.
In Mongolia, the Company has committed to a substantial increase in work over previous years. Work will be concentrated on two advanced deposits, potentially containing economically recoverable resources, as well as other high potential targets. A major 160,000 metre, two year drill program has been approved in order to investigate these targets and prepare the two advanced deposits for prefeasibility work with the goal of commercial production in 2010.
McClean Lake
The McClean project includes the deposits of the Sue Trend, and the JEB, Caribou and McClean Lake sandstone hosted deposits. The “Sue Trend” represents an arcuate graphitic gneiss which flanks various granitic domes, and one of these domes is associated with virtually all of the mineralization at the property. Depths to basement are relatively shallow, rarely exceeding 175 metres, which is well within the range of open pit mining methods. The Sue Trend is host to five deposits, including Sue A and Sue C which have been mined. Open pit mining is underway on the Sue E deposit. The Sue E deposit is geologically similar to the Sue C deposit, in that it is basement hosted and contains an order of magnitude more pounds than the nearby unconformity hosted deposits (Sue A, B, and D).
While the exploration potential of the Sue Trend is limited due to the large amount of work carried out to date, the McClean Lake unconformity hosted deposits, with existing resources of 11.5 million pounds U3O8 at 2.80% U3O8, together with the Caribou Trend, represent both grass roots and more advanced targets. While the McClean North deposit is undergoing pilot testing for blindshaft boring, the deposit has not been adequately drilled off as there exists potential for basement hosted deposits under the mineralized conductor. Ground geophysics in 2006 prepared targets for a 2007 winter drill program. This program is designed to test the McClean South unconformity model, and also to provide an initial indication of the prospectivity of basement potential under McClean North. The budget for 2007 calls for 2,400 metres of drilling.
Midwest
Denison holds a 25.17% interest in this ARC operated project, while ARC and OURD have a 69.2% and 5.63% interest respectively. The Midwest project is scheduled for open pit mining commencing in 2008, with ore production currently scheduled for 2010. It is therefore critical to test any important exploration targets before the project achieves commercial production in the event that previously unknown mineralization may impact on the layout and economics of the planned pit. At this time, the open pit is projected to recover the 41.7 million pounds U3O8 of probable reserves estimated in the Midwest Technical Report.
Diamond drilling in 2005 represented the first exploration drilling since the deposit was drilled in the late 1970’s other than a few holes in 1990. Work carried out in winter 2005 followed up previous uraniferous indications from 1979, and returned significant intersections, located about 3 kilometres north of the main Midwest deposit, including 11.67% U3O8 over 7.1 metres and 6.25% U3O8 over 7.1 metres. However, poor winter ice conditions in 2005 were not conducive to drilling, and the program was cut short.

Work in 2006 was focused primarily on this mineralization, now termed the Mae zone, and a number of economically significant intersections were made. Drilling was carried out in the winter from the ice and in the summer from the shore. The most favourable results from the winter drilling program were returned from holes MW-691 and MW-692, which returned 15% eU3O8 over 12.5 metres and 12.4% eU3O8 over 6.1 metres, respectively. A new zone of strong mineralization was discovered in the last two holes of the summer drill program with intersections of 3.21% over 31.3 metres and 1.26% over 23.2 metres. This new zone of mineralization is located 200 metres west of the eastern strike limit of the main high grade Mae Zone. At the end of 2006, the mineralization associated with the Mae Zone had been traced over a distance of over 275 metres, and remained open in three directions. The mineralization is structurally controlled, and is hosted in basement rocks, as well as at the unconformity and well up in the sandstone.
One drill has hole tested a basement hosted target under the main Midwest deposit. While confirming the earlier reported subeconomic mineralization which was the target, this hole also intersected intense alteration of the basement, much more than is evidenced in other basin hosted unconformity deposits; however, future drill testing of this area will be deferred until mining of the main Midwest deposit is complete and testing can be carried out more expeditiously from the bottom of the pit.
The approved program for 2007 provides for 10,000 metres of drilling. The intent of the 2007 program is to complete the delineation diamond drilling of the Mae zone with sufficient density to allow resource estimations to be made.
Moore Lake
The Moore Lake property, owned 75% by Denison and 25% by JNR, comprises eleven contiguous claims totalling approximately 36,000 hectares. The property is located in the south eastern portion of the Athabasca basin in the La Ronge Mining District of Saskatchewan. The Moore Lake property is subject to a 2.5% net smelter return royalty. The target on the Moore Lake property is an Athabasca unconformity type deposit.
The most encouraging discovery to date on the Moore Lake project has been the Maverick zone. This mineralization is found along a northeast trending, southerly dipping, conductor fault system that wraps around a core of Archean granite and continues along an east-west trend. The mineralization is intimately associated with graphitic pelites, reactivated faulting and extensive clay replacement associated with hydrothermal alteration in the sandstone and basement rocks. Significant mineralized intercepts have been recovered along nearly 800 metres of strike. The mineralized system has been traced by various densities of drilling for over 3.0 kilometres and an additional 1.0 kilometre of the prospective corridor remains to be drill tested. Several of the better intersections are from holes ML-55 and ML-61. The former has an intercept of 6.2 metres of 5.14% U3O8, including 4.4 metres of 7.02% U3O8. In ML-61, there is a 10 metre intercept of 4.03% eU3O8, including a 1.4 metre intercept indicated at 19.96% eU3O8. In ML-29, where 1.61% eU3O8, over 7.5 metres was obtained, an individual 0.5 metre sample assayed 7.91% U3O8, 3.65% nickel, 2.8% arsenic, 1.6% copper, 0.9% cobalt and 5.3 ounces silver, confirming the polymetallic nature of the mineralization, typical of an Athabasca unconformity type uranium deposit. Summer 2006 drilling was carried out at the Maverick Main zone and all six holes intersected uranium mineralization with high grade intersections in three of them. ML-140 returned 3.20% U3O8 over 6.5 metres including a 3.5 metre intercept of 5.25% U3O8. ML-139 returned 1.23% U3O8, over 8.5 metres, including a 1.5 metre intercept of 4.20% U3O8. The mineralization in both of these holes occurs at the unconformity and in the basal sandstone.
Uranium mineralization was also intersected in all three holes that tested the ‘527’ area with the best results being obtained from ML-136. This hole returned 0.50% eU3O8, over 7.0 metres.

Significant results were also obtained from several holes that tested the minimum 4.0 km long conductive zone on the Avalon grid. Of particular interest were ML-850 and ML-853 which represented the first-pass drilling of a 1.0 kilometre segment of the zone. They were drilled on section and both intersected broad (15 to 25 metre) zones of highly anomalous radioactivity located well beneath the unconformity.
The 2007 winter exploration program consists of approximately 10,000 metres of diamond drilling using two drill rigs and 110 kilometres of line cutting and ground geophysics on the regional targets within the Moore Lake project.
Wheeler River
Denison is earning up to an additional 20% interest, to a total of a 60% interest, in the Wheeler River project by funding exploration expenditures of Cdn$7.0 million over six years. It is expected that this additional interest will be earned before the end of 2007. In 2005, Denison became the operator at Wheeler.
Work during 2005 consisted of 12 diamond drill holes, 11 to the unconformity and 1 lost in a fracture zone in the sandstone. This drilling concentrated on defining the alteration and geology of the quartzite ridge, a geologic feature material to the control of the basement hosted uraniferous mineralization at the neighbouring world class McArthur River mine. This ridge represents the paleotopography prior to deposition of the sandstone, and is thought to have acted as an impenetrable dam and structural buffer helping to focus migrating uraniferous fluids. An extension of this same feature is present at the Wheeler Project, together with extensive dravitization of the sandstones (boron enrichment) and represents an ongoing priority target.
The last drill hole completed in 2005, WR-204, also disclosed the first uraniferous intersection associated with the quartzite ridge to date, returning a value of 0.07% eU3O8 over 1.0 metre from the unconformity below the quartzite at a depth of 311 metres.
Work in 2006 was directed to testing the “M” zone, the first drill test of this mineralized conductor since the mid 1980’s. While the M zone mineralization was not enhanced by the drilling, several very interesting anomalous uraniferous intersections were made well up in the sandstone over the M zone. These may represent the sandstone expression of, as yet, undiscovered mineralization, not associated with the M zone, projected up along faults. In this regard, a DC resistivity survey is planned over the M zone area in spring 2007 to test for alteration associated with any mineralization.
Work continued during the summer of 2006 in the general area of the quartzite ridge, using the McArthur River mine as the geological model. A number of widely spaced holes on multiple conductors were tested. As a follow-up on the mineralization intersected in WR-204, drill hole WR-214 intersected 0.85% eU3O8 over 3.8 metres. A review of the core indicated that the actual mineralized width of the zone was 5.0 metres, and that the assay grades, depending on how the missing intervals were weighted, varied from 0.5% to 1.5%. However, the aforementioned core recovery was poor in the mineralized zone, so the eU3O8 grades must therefore be reported rather than assay grades.
Work in 2007 will be directed towards discovery of mineralization associated with the Quartzite ridge, in addition to testing of previously reported mineralization in the O zone area near the southwest part of the property.
Wolly
The Wolly uranium exploration project is a large and well located property that essentially surrounds the McClean project comprising 23,799 hectares (approximately double the size of Wheeler). In October 2004, Denison entered into an agreement to earn up to 22.5% in this project by spending up to Cdn$5 million over a 6 year period.

The property was first explored in the mid 1970’s, due to its proximity to the Rabbit Lake discoveries. Because of the relatively shallow depths to unconformity, which do not exceed 200 metres, drill testing is inexpensive, and deposits are well within the realm of open pit extraction methods. Wolly originally included the McClean area until the decision was made to place McClean into production, at which time McClean was separated out. ARC is the operator of the Wolly project.
All the previous exploration work is being compiled, and the better targets will undergo drill testing. One facet of the programs in the years ahead is the focus on basement mineralization. This was never a target in the past, but information from various deposits in the basin shows that it is critical to look at the basement. Two significant deposits that were once part of Wolly, Sue C and Sue E, are hosted in the basement, so there is good geological reason to assume that Wolly could host similar basement deposits. Sue C and Sue E are now part of the McClean Lake project.
Work in 2006 was primarily directed towards drill testing of resistivity anomalies lying east of the JEB mineralized trend. While no significant mineralization was discovered, the drilling helped to prioritize forthcoming drill programs. Work in 2007 will consist of a number of ground geophysical surveys to aid in defining future drill targets. Several drill programmes will test high potential areas for mineralization.
Park Creek
Denison signed a letter of intent with Cameco in March 2006 for an option to earn an aggregate 75% interest in Cameco’s Park Creek uranium exploration project in two stages by incurring Cdn$2.8 million in exploration expenditures over a period of three years to earn 49%, and then an option to earn an additional 26% by incurring expenditures of Cdn$3.0 million over two years. Denison is the operator during the earn-in period.
The Park Creek project is located in the eastern Athabasca Basin of northern Saskatchewan, approximately 32 kilometres south of Points North Landing, a centrally located trucking base and airport facility. The project consists of eight grouped mineral claims totalling 7,798 hectares.
Previous exploration work on the Park Creek Project included airborne geophysics, ground geophysics, surface boulder sampling, and diamond drilling.
Previous drilling totalling 83 diamond drill holes has confirmed the presence of strong hydrothermal alteration and anomalous uranium geochemistry along the Bird Lake Fault and on the Esker Grid, which are features indicative of uranium deposits. Cameco identified eight high priority drill ready targets on the Park Creek project that warrant testing.
Ten diamond drill holes totalling 2,742 metres were drilled on the Park Creek project during August and September 2006. The program successfully intersected the fault in several locations but did not intersect significant anomalous radioactivity. Geochemical results were anomalous in several cases but did not disclose any unexpected mineralization. Work during 2007 will be directed towards both ongoing ground geophysical surveys and diamond drilling of identified targets.
Bell Lake Joint Venture
Denison entered into an agreement with JNR in December 2005 to combine a number of claims in the Bell Lake area of northern Saskatchewan into a newly constituted joint venture.

The Bell Lake project is located in the Athabasca Basin some 50 to 75 kilometres northwest of the Rabbit Lake mine. The project consists of nine claims totalling 29,952 hectares and includes all of Denison’s Ward Creek claims and JNR’s Bell Lake and La Rocque Lake claims. The latter two were under option to Denison.
Denison will hold a 60% interest in the project and will be the operator. JNR will hold the remaining 40% interest and will retain a 2% NSR royalty on the Bell Lake and La Rocque Lake claims. The Ward Creek claims are also subject to a 2% NSR, payable to a third party.
A small winter exploration program was undertaken in early 2006 which focused on defining newly identified electromagnetic (EM) conductors identified by recent airborne surveys, as well as on inadequately tested historical conductors. Details of the 2007 program will be finalized once the results of this ground work have been interpreted.
Huard-Kirsch Lake
Denison has an option, from Abaddon, to earn a 51% interest in the Huard-Kirsch Lake Property. The Huard-Kirsch Lake Property is located in the eastern part of the Athabasca Basin, approximately 20 kilometres northwest of Cameco’s McArthur River uranium mine. Denison is the operator of the project.
In 2006, Denison established a 65 line km cut grid on the property, as a follow up to an airborne MegaTem survey that was completed by Consolidated Abaddon in 2005, and has now completed a seven kilometre time domain moving loop (TEM) survey and a 21 kilometre Titan 24 magnetotelluric (MT) survey to enhance the airborne geophysical data. Denison is currently interpreting the results of these surveys to develop a follow-up program.
Denison also conducted a boulder geochemistry survey over the entire project area in June-July 2006. In addition, because the 2005/2006 winter’s ground surveys were unable to cover the entire grid, a second 268 line km MegaTem survey was conducted. Results were sufficiently encouraging to plan a follow-up drill program, which will take place during the winter of 2007.
Other Canadian Properties
Denison completed two drill holes totalling 652 metres at its Brown Lake project in late 2005. The holes intersected highly altered sandstone but no significant mineralization. Denison drilled a total of 1,385 metres in three holes at its Crawford Lake project during January and February 2006. The holes intersected faulting associated with highly altered friable sandstone but intersected no significant anomalous radioactivity. Denison has an option to earn a 75% interest in these two Phelps Dodge properties. Some limited drilling is planned for 2007.
Denison completed a 2,010 metre drilling program in ten holes on its wholly-owned Key Lake South project during February and March 2006. Although the program successfully intersected a graphitic conductor and associated faulting, other than a narrow interval of radioactive pegmatite, no significant anomalous radioactivity was located.
Fixed wing and helicopter electromagnetic and magnetometer surveys were carried out on portions of all of Denison’s Saskatchewan projects during 2006. A number of previously undetected geophysical anomalies were located and will be followed up in subsequent programs. In addition, during the period June to September 2006, a regional geochemical survey was carried out, under which composite Athabasca Basin boulder samples were collected on lines spaced approximately one kilometre apart. Although statistical analysis of the data has not yet been carried out, a number of anomalies are evident in the preliminary results.

Ground geophysical surveys were carried out in the summer on Russell Lake, which is located adjacent to the Wheeler River property. Denison holds a 30% interest in that property.
Exploration on the Sims Lake property, which was under option from Abaddon, consisted of geophysical surveys and the drilling of five holes covering the two main target areas. No anomalous results were obtained.
Denison also holds a 100% interest in a gold prospect at Talbot Lake in Ontario and also maintains a 37.115% interest in the 630 hectare Sulphide Lake gold prospect in Saskatchewan. No activity is planned on these properties for 2007.
U.S. Properties
The uranium mineralization found in the Colorado Plateau was deposited in alluvial fans by braided streams. The shape and size of the mineralized lenses are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find the lens and then following its erratic path, with little additional surface exploration drilling other than development drilling in the course of following the lens. This is unlike other types of mining where mineralization is almost completely delineated by surface explorative drilling prior to mining.
The unusual nature of these deposits has therefore traditionally resulted in a limited amount of resources being dedicated to delineate reserves prior to mining. Traditionally, there will be some reserves that have been delineated at the beginning of each year, uranium will be mined during the year and approximately the same amount of reserves will remain delineated at the end of the year. This pattern has persisted since the 1940s.
Following an extensive review by the Company’s exploration staff, it was determined that a systematic exploration drilling program was warranted to more fully define the resources, in order to better direct the mining activities and to locate similar deposits with potential for development. As a consequence, an estimated 90,000 feet (28,000 metres) of drilling is planned for 2007, with work initially concentrating near the Company’s permitted and operating mines in Utah and Colorado.

Mongolia
In addition to the four GSJV depressions discussed in the section “Mineral Properties — Gurvan Saihan Joint Venture”, Denison also holds other exploration properties: i) in the GSJV ii) through a wholly-owned subsidiary, International Uranium Mongolia, XXK; iii) in a joint venture with AREVA where Denison holds a 25% interest; and, iv) through an option to earn a 65% interest with Erdene.
Denison is primarily exploring for ISR amenable deposits through its interest in the other GSJV properties, its 100% owned and the Erdene properties, located along the southern regions of Mongolia in the South Gobi and south western Mongolia. The AREVA joint venture properties are focused on volcanic hosted uranium mineralization type deposits.
In 2006, the Company completed approximately 13,600 m of drilling and over 1,000 km of auto-gamma surveys on the Erdene properties. The Company is currently evaluating the program for 2007. In addition to the work on the Erdene properties, the Company also completed over 76,000 m of drilling on the GSJV exploration properties and 11,600 m on the 100% owned properties in the 2005 and 2006 drilling programs. Based on this drilling, Denison reduced its property position to focus on higher priority targets in its 2007 and 2008 drilling programs.
In 2007, the Company is planning about 28,000 m of drilling on the GSJV properties and its 100% owned properties.
Quality Assurance and Quality Control Procedures and Protocols
Athabasca Basin
Denison has developed Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration projects operated by Denison.
The following details the protocols used by all by Denison staff and consultants. The use of very large historic databases, and ongoing compilation and evaluation, allows Denison to target both reconnaissance and detail follow up targets on many of our projects. Selected control points on historic and newly cut grids are located by differential Global Positional System (“GPS”). Diamond drill holes are initially located with respect to local grid coordinates, and are located post-drilling by differential GPS. This GPS allows definition of the surface elevation control, which is critical in location of any unconformity offsets. Denison also collects downhole spatial data which allows determination of the true position of the drill hole, as the azimuth and dip down the hole often varies from that at the collar of the hole.
Denison collects several types of down hole geochemical data during drilling operations, as follows:
•	Regular geochemical samples of two types are collected at specific intervals down the hole, generally at predetermined intervals in the 5.0 metre range:
-	Regular samples are taken for clay analysis by (PIMA) spectrometer. The speciation of clays determined by this method helps to characterize proximity to mineralized alteration zones at the unconformity. Less than 10 cms of sample is collected for this work.

-	Regular samples of core are taken for multi-element geochemical analysis to determine background levels of 53 elements; elevated concentrations of certain elements can then aid in economic evaluation of the hole. Three selected samples of less than 10 cms are composited to make up this sample.

•	Selected samples of drill core are sampled on the basis of radiometric data collected during core logging, and on the local geology in the hole. This radiometric data is obtained by using a hand held scintillometer. The scintillometer does not allow quantification of grades, but it does help to identify mineralization and therefore select samples for further geochemical analysis and assay. These special samples are selected for geochemical analysis and are generally less than 10 cm.

•	Following completion of drilling, the hole is flushed with water for an hour to remove any material from the bottom of the hole, and then a radiometric probe is lowered through the rods to within 10 m of the bottom. Readings are taken both on the way down and on the way up. Probe results are presented as “grade equivalent” eU3O8. The correlation of eU3O8 versus the true grade, as determined by assay on split core, is generally assumed to be within 10%. The downhole probes are calibrated originally by the manufacturer at test pits with known mineralization in the United States. These probes are also regularly tested in the test pits at a provincial owned facility in Saskatoon.

•	Assay data is collected where the geologist suspects, on the basis of alteration, geology, scintillometer and probe results, that the grade of a sample could be greater than 0.01% U3O8. The start and end points of the sample are marked; Denison strives to keep a constant 0.5 metre sample interval. Flank samples are taken above and below the suspected mineralized interval to geochemically constrain this mineralization. These samples are split longitudinally with a mechanical splitter, and half of the core is archived. The sample is placed in individual plastic bags, a sample tag is placed in the bag and sealed and a corresponding tag is stapled to the core box where the core was removed, and the samples are collected in 5 gallon pails for shipment to the analytical lab.
Once the diamond drill core is geologically logged but before sampling, the core is photographed, labelled with aluminium tags, and all core is stored in specially constructed core racks out of doors in the event the core needs to be re-logged or re-sampled in the future.
The geochemical lab routinely inserts and tests known standards inserted with batches of the Company’s samples as an internal check on their analytical precision. The Company regularly submits a variety of duplicate samples in the sample stream as a check on the accuracy of the analytical lab. On Denison operated projects where the Company anticipates definition drilling of potentially economic mineral deposits, Denison will insert known samples containing known standards into the sample stream. Following receipt of the analytical results, the Company uses specialized statistical software to monitor the expected results of the control samples against the actual results.
Sample pails containing material for clay analysis (PIMA) are transported to Saskatoon to a contractor who specializes in determination of clay altered sandstones. Sample pails for geochemical analysis and assay type samples are transported to the analytical laboratories of Saskatchewan Research Council (“SRC”) in Saskatoon, Saskatchewan by representatives of a licensed and bonded transport company regulated to transport this type of material.
All analyses are conducted by SRC, a Standards Council of Canada (CCRMP) certified analytical laboratory. SRC has specialized in the field of uranium research and analysis for over 30 years and is a CNSC licensed laboratory for the analysis of uranium samples.
The following outlines SRC’s sample processing and analytical procedures:

•	All data for U3O8 assaying is obtained under a QA/QC program that involves sample processing and analysis as follows:

•	Drill cores are received by the analytical laboratory from Denison in sealed 5-gallon plastic pails. Each core sample is contained in a sealed plastic bag with a sample tag. A packing slip is enclosed that contains instructions and a sample number list. Samples are verified against the packing slip. Any extra samples or missing samples are noted and Denison is informed.

•	Samples are sorted by the analytical laboratory according to location (sandstone or basement origin) radioactivity, and are dried and processed as follows:
- Samples are processed from lowest to highest radioactivity.
- Crushed to 60% -2 mm. Approximately 200 g of crush is riffled out then ground in a chrome steel grinding mill to 90% -106 microns.
- Replicates are chosen at random and another 200 g of crush is riffled and ground.
•	The pulp is digested in aqua regia leach and diluted. The solutions are then analyzed by ICP for % U3O8.

•	Certified U3O8 standards are analyzed with samples with corresponding radioactivities. The detection limit is 0.002 wt% U3O8. Accuracy at various concentrations of U3O8 are listed below:

Sample #	%U3O8	Typical Accuracy
BL-1	0.026	±0.004
BL-4a	0.147	±0.004
BL-2a	0.502	±0.008
BL-3	1.21	±0.02
BL-5	8.36	±0.10
RS2-11	48.0	±0.7
Check assays are done on selected pulps by DNC (Delayed Neutron Counting) at SRC. All radioactive samples are monitored and recorded as per CNSC license 01784-1-09.0.
Mongolia
All uranium exploration technical information is obtained, verified and compiled under a formal quality assurance and quality control program in Mongolia. The following details the protocols used by all Denison staff and consultants.
Processes for Determining Uranium Content by Gamma Logging
Exploration for uranium deposits in Mongolia typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.
The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma counts per second (“cps”) data.
If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.
The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. Department of Energy’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.
Core Sampling, Processing, and Assaying
Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings, determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as “radiometric disequilibrium”), whole rock analysis, and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.
Core diameter is typically 76mm. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually 0.2m and the maximum length per sample is 0.4m. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).
Core samples are prepared at the Central Analytical Laboratory in Ulaanbaatar, Mongolia. Samples are crushed and then ground to -300 mesh. The sample pulps are split to 250-300g for laboratory work.
Samples are analyzed at the “Sosnovgeology” analytical laboratory in Irkutsk, Russia. This laboratory has been in operation for decades and is fully certified and accredited by the Government of Russia. The Sosnovgeology lab specializes in uranium analytical work.
Laboratory checks and standards are used in accordance with requirements and stipulations of the Analytical Laboratories Accreditation System under the Federal Agency on Technical Regulating and Metrology of Russia.
Quality Assurance and Quality Control Measures
Drill hole logging is conducted by an independent Mongolian contractor. The contractor developed its logging capabilities specifically to meet Denison’s logging requirements in Mongolia. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Mongolia in 2005 ahead of the drilling season. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Mongolian logging contractor. All tools were checked and calibrated before being shipped to Mongolia, and a variety of system checks and standards are also established for routine checking and calibration of tools. In addition, Denison cased a mineralized hole at one of its centrally located exploration areas, and this cased hole can be logged periodically to ensure exact repeatability of the gamma probes.
Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Ulaanbaatar office. The raw and converted logging data are copied and then sent via e-mail to Denison’s Denver office, where all data is checked and reviewed.
Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand held scintillometer provides quantitative data only and can not be used to calculate uranium grades, however, it does allow the geologist to identify uranium mineralization in the core and select intervals for geochemical sampling.
Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.
After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are transported to Ulaanbaatar under the supervision of the project geologists and delivered to the Central Analytical Laboratory for preparation. As standard procedure, field duplicates are included in assay suites sent to the Sosnovgeology laboratory and reference samples are used to verify laboratory controls and analytical repeatability.
U.S.
As of the date of this AIF, Denison has not commenced exploration activities on its mineral properties in the United States. When exploration activities commence in the United States in 2007, the Company expects that the QA/QC procedures outlined above for Mongolia will be applied to the Company’s activities in the United States.
          Manager of UPC
In March 2005, DMI was appointed as the manager of UPC for an initial term of five years. UPC is a public company with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The Company does not, directly or indirectly, have an ownership interest in UPC, and the two companies do not have any directors in common. As manager, Denison provides the corporation’s officers and manages the activities of UPC including purchasing and selling uranium for and on behalf of UPC, arranging for its storage at converters and attending to regulatory reporting for UPC.
For its management services, Denison receives a yearly fee equal to $400,000 plus 0.3% of UPC’s net asset value between Cdn$100 and Cdn$200 million, plus a fee of 0.2% of UPC’s net asset value in excess of Cdn$200 million. Denison also receives a commission of 1.5% on the gross value of any purchases or sales of uranium and fees for work out of the ordinary course. UPC raised Cdn$151.7 million in two public financings during 2006 and has used over 85% of the net proceeds of such financings to purchase 650,000 million pounds of U3O8 and 950,000 kg U as UF6.
Currently, Denison has extended a temporary revolving credit facility agreement to UPC the principal amount of which cannot exceed Cdn$15 million. The facility terminates on May 10, 2007 and is fully secured by the uranium investments of UPC. Interest under the credit facility is based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As of the date hereof, UPC has drawn Cdn$11.6 million under the facility.
Prior to the Denison Arrangement, DMI provided a revolving credit facility for a principal amount of up to Cdn$25 million. The facility was extended in March and terminated on May 24, 2006. Interest under the credit facility was based upon Canadian bank prime plus 2%. Standby fees also applied at a rate of 1% of the committed facility amount. UPC drew $10 million on the facility and subsequently repaid it in accordance with the terms of the facility.
During 2006, DMI earned an aggregate of Cdn$4.4 million in management fees, commissions and loan and standby charge fees. Since the completion of the Denison Arrangement, Denison earned Cdn$490,000 from its management services contract and credit facilities provided to UPC in 2006.
Urizon Joint Venture
In November, 2002 the Company formed a 50/50 joint venture company, Urizon Recovery Systems, LLC (“Urizon”), with Nuclear Fuel Services, Inc. (“NFS”) to pursue the development of a new, alternate feed program (the “USM Ore Program”) for the Company’s White Mesa mill.
NFS is a privately owned corporation with operations based in Erwin, Tennessee. Since 1957, NFS has been a leader in the process development and production of specialty nuclear fuels for commercial power, research reactors and naval reactors. NFS is the supplier of highly enriched uranium fuel materials for the U.S. Government. NFS has also developed and implemented the process for recycling highly enriched uranium material into lower commercial enrichments. This process supports the U.S. government’s program for downblending surplus material from the weapons program into fuel for nuclear power reactors. In addition, NFS is involved as a contractor at DOE facilities.
The USM Ore Program that Urizon is pursuing involves the development of a process and construction of a plant at NFS’ facility in Erwin, Tennessee, for the blending of contaminated low enriched uranium with depleted uranium to produce a natural uranium ore (“USM Ore”). The USM Ore will then be further processed at the Company’s White Mesa mill to produce conventional yellowcake.
The primary source of feed targeted by Urizon are contaminated materials within the U.S. Department of Energy (the “DOE”) complex. Throughout the DOE complex, there are a number of streams of low enriched uranium that contain various contaminants. These surplus nuclear materials often require additional processing in order to meet commercial fuel cycle specifications. Urizon’s USM Ore Program is intended to provide a method for DOE to deal with the material, while at the same time recycling the material as a valuable energy resource for reintroduction into the nuclear fuel cycle.
The first phase of the project would be the preparation and submittal of a request for an amendment to the mill’s license. Assuming receipt of regulatory approvals, construction of the blending facility at NFS’ site in Erwin, Tennessee could be completed within two years of submittal. Commercial production would be expected to last three to six years or longer depending on the amount of DOE materials that are available.

Application testing was conducted from 2002 to 2004. Pursuant to its agreement with NFS, the Company contributed $1.5 million to the joint venture in December 2002 to be used in connection with this project. The success of the program will depend on DOE’s support of the program as a means to disposition these surplus nuclear materials within the DOE complex. An unsolicited proposal was submitted by NFS to DOE in April 2003 for funding of this program. The DOE informed Urizon in early 2004 that it was not prepared to accept the proposal at that time due to funding considerations and other DOE priorities. During 2006, the DOE announced a long term uranium disposition strategy of which the Urizon feed materials were a component of this strategy. The Joint Venture anticipates that it will have an opportunity to propose the Urizon Program to the DOE as a suitable disposition option for this feedstock. In the interim, the Company will not be submitting its license amendment application until the path forward is further defined. The Joint Venture anticipates a decision will be made in 2008 as to how DOE intends to proceed on this matter.
Denison Environmental Services
DES, a division of DMI and headquartered in Elliot Lake, Ontario, is engaged in the rehabilitation and monitoring of closed mine sites. DES offers a complete decommissioning package from mine closure planning, through to implementation of a closure plan, then long-term care and maintenance and monitoring. Services offered include site restoration, asset disposal, demolition, tailings relocation, dam construction and decant decommissioning, hazardous material abatement, and long term treatment and monitoring of mine and tailings effluents.
The primary activities of DES in 2006 were providing the ongoing monitoring of Denison’s two closed mine sites, environmental monitoring, effluent treatment and maintenance services for Rio Algom’s five closed Elliot Lake mines, effluent treatment and monitoring at the Ministry of Northern Development and Mines’ Kam Kotia property and the care and maintenance of the closed CVRD-INCO Shebandowan Mine west of Thunder Bay, Ontario. DES also carried out work on several other smaller contracts.
Fortress Minerals Corp.
Fortress is a Canadian corporation whose shares are listed on the TSX Venture Exchange (ticker symbol: FST) with offices in Vancouver, Canada, Ulaanbaatar, Mongolia and Khabarovsk, Russia. On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the issued and outstanding common shares of Fortress at that time.
At December 31, 2006, the Company held 30,598,750 common shares of Fortress, representing 36.15% of its issued and outstanding common shares. During the 15 months ended December 31, 2006, the Company participated in private placements to purchase 1,866,250 common shares of Fortress at a total cost of $1.5 million (Cdn$1.7 million).
Environmental and Safety Matters
The Company has adopted an Environmental, Health and Safety Policy (the “Policy”) that affirms Denison’s commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The Policy mandates the use of regular monitoring programs to identify risks to the environment, public and Denison’s employees and to ensure compliance with regulatory requirements. The Policy also sets out Denison’s requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the Policy requires regular reporting to the Board of Directors regarding the Company’s compliance and the results of the Company’s monitoring.

Canada
McClean Lake
The McClean Lake facility operated continuously for all 12 months of the year without a major shut down. The facility reported three lost time accidents in 2006. There were no environmental action level exceedances, and the hydraulic containment of the Tailings Management Facility was maintained throughout the year. All radiological monitoring was conducted in accordance with the routine monitoring schedule. The facility has maintained its internationally recognized ISO 14001:2004 certification. ARC is the operator of the McClean Lake facility.
Reclamation
The McClean Lake property is subject to decommissioning liabilities. ARC, the operator, filed with the Saskatchewan government a conceptual decommissioning plan. Financial assurances are in place for the total amount of Cdn$35 million to cover the estimated costs of this decommissioning work. An updated decommission plan has been filed with the regulatory bodies, showing estimated decommissioning costs reduced to Cdn$29 million.
Midwest Facility
Reclamation
The Midwest property is subject to decommissioning liabilities. ARC, the operator, filed with the Saskatchewan government the “Midwest Project Preliminary Decommissioning Plan, December 2001 - Version 2.” Financial assurances are in place for the total amount of Cdn$0.75 million to cover the estimated costs of this decommissioning work.
Elliot Lake
Denison’s uranium mine at Elliot Lake, Ontario, which started operations in 1957, was permanently closed upon completion of deliveries of U3O8 to Ontario Hydro in May 1992. During its 35 years of continuous operation, the facility produced 147 million pounds of U3O8 in concentrates from the milling of 70 million tons of ore.
By 1998, all significant capital reclamation activities at Denison’s two closed Elliot Lake mines had been completed and, for the most part, decommissioning has progressed to the long term monitoring phase.
During 2006, the treatment plants operated as planned and all environmental targets were met. Monitoring expenses were Cdn$0.7 million in 2006. Monitoring costs for 2007 are budgeted to be Cdn$0.6 million. All expenditures are funded from the Reclamation Trust described below under “Reclamation”. It is expected that sufficient funds are in the Reclamation Trust to meet all monitoring costs through 2012.
All activities and monitoring results are reviewed regularly by the CNSC and the Elliot Lake Joint Regulatory Group (the “JRG”) consisting of federal and provincial regulators. During the course of its monitoring, Denison detected and reported to the JRG on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC licence, cooperation with the JRG and compliance with a Direction from Environment Canada that was contrary to a memorandum of agreement between the CNSC and Environment Canada,

Environment Canada has chosen to charge Denison with violating the Fisheries Act (Canada). The Company intends to defend these charges. Except as outlined above, Denison continues to be in full compliance with its licensing and environmental requirements.
Reclamation
Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, Denison has established a Reclamation Trust from which all spending on its Elliot Lake reclamation activities is funded. When the Reclamation Trust was first established in 1994, Denison was required to deposit 90% of its cash receipts after deducting permitted expenses, as defined in such agreement, into the Reclamation Trust. In 1997, the Governments of Canada and Ontario agreed to suspend the 90% funding requirement provided Denison maintained four years of cash requirements in the Reclamation Trust. Early in 1999, the Governments of Canada and Ontario agreed to further amend the Reclamation Funding Agreement, effective when Denison received an amended site decommissioning licence, which was obtained on April 22, 1999. Pursuant to that amendment, Denison is required to maintain in the Reclamation Trust sufficient funds to meet six years of cash requirements.
Denison Environmental Services
DES was formed to assist the mining industry with the final stages of the mining cycle. Through DES, it is the Company’s goal to lead the industry in cost effective and environmentally sound solutions to mine closure issues. Denison enjoys an impressive safety record. DES has maintained its internationally recognized ISO 9001:2000 certification. In 2006, DES did not have any first aid, medical aid or lost time accidents. DES had one lost time accident in 2005.
Exploration
The Denison exploration office in Saskatchewan had no lost time accidents or injuries in 2006. All required permits were obtained and the exploration sites were remediated as required.
U.S. Environmental Regulation
White Mesa Mill
The White Mesa mill operated continuously for all 12 months of the year without a major shut down or serious accident. The mill has not had a lost time accident since May, 2001. All radiological monitoring was conducted in accordance with applicable license conditions and regulatory requirements.
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from three wells continued in 2006. Denison is continuing to work with the State of Utah to prepare a long term corrective action plan. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
The Company has submitted to the State of Utah, Department of Environmental Quality (“UDEQ”) a Background Groundwater Quality Report (“GWDP”) to establish background levels for groundwater monitoring parameters under its State of Utah groundwater discharge permit. This permit was issued by UDEQ in March 2005, after the State assumed regulatory responsibility from NRC over uranium mills in Utah. Pending determination of background levels, the permit sets drinking water standards as compliance limits for the site, which will be adjusted once background levels for these parameters are established and accepted by the State. Pending adjustment of the compliance limits, groundwater at the mill will exceed certain of these limits, and the mill will be technically out of compliance with the provisions of the GWDP. On August 24, 2006, Denison received a Notice of Violation (“NOV”) to that effect. While Denison’s independent experts have concluded, based on investigations to date, that all such exceedances of current compliance limits at the mill site are due to natural background influences and are not the result of mill activities, there can be no assurance that UDEQ will ultimately agree with all of these conclusions.
Reclamation
The White Mesa mill is subject to decommissioning liabilities. Denison, as part of its Radioactive Materials License, is required to annually review its estimate for the decommissioning of the White Mesa mill site and submit it to the UDEQ for approval. The estimate of closure costs for the mill is $11.9 million, and financial assurances are in place for the total amount. An updated closure cost estimate has been filed with the regulatory bodies, but not yet approved, showing estimated decommissioning costs increased to $12.6 million. This increase is primarily due to increases in the price of fuel and labour.
U.S. Mines
The mines recommenced operations in September 2006. To date, there have been no lost time accidents at the mining operations.
Reclamation
All of the Company’s mines in the U.S. are subject to closure and reclamation liabilities. The estimate of the reclamation costs for the various mining operations in Colorado, Utah and Arizona is $2.0 million. Financial bonds are in place for the total amount.
Mongolia
There were no medical aid or lost time accidents during the 2006 drilling program.
Employees
At December 31, 2006, the Company had a total of 99 active employees, of which 50 are in Canada, 45 in the United States and 4 in Mongolia. None of the employees are unionized.
In the United States, the Company also retains the services of White Mesa Inc., an independent local native owned company that provides the services of 50 additional personnel to the mill and mine operations.
Government Regulation
Canadian Uranium Industry
The federal government recognizes that the uranium industry has special importance in relation to the national interest and therefore regulates the mining, extraction, use and export of uranium under the Nuclear Safety and Control Act (“NSCA”) which replaced the Atomic Energy Control Act in 1997. The NSCA is administered by the CNSC which issues licences pursuant to the regulations under the NSCA. All of the McClean Lake and Midwest uranium operations are governed primarily by such licences and are subject to all applicable federal statutes and regulations and to all laws of general application in Saskatchewan, except to the extent that such laws conflict with the terms and conditions of the licences or applicable federal laws.

Environmental matters related to the McClean Lake uranium facility and the Midwest project are regulated by the CNSC and Saskatchewan Environment. A number of other ministries and departments of the federal and Saskatchewan governments also regulate certain aspects of the operation. Prior to proceeding with development of the McClean Lake uranium facility and Midwest project, the proponents were required to submit Environmental Impact Statements for review. After completion of that review and receipt of recommendations, the federal and Saskatchewan governments issued the appropriate authorizations, subject to the normal licensing process, for the McClean Lake uranium facility in 1995 and for Midwest in 1998.
Decommissioning activities at Elliot Lake are carried out under two decommissioning licences issued by the CNSC, one for the Stanrock tailings area and one for the Denison mine site and tailings areas. These licenses are issued for an indefinite period.
Decommissioning of the facilities pursuant to the terms of the decommissioning licences has been completed and, after a lengthy period of care, maintenance and monitoring, Denison may then apply to the CNSC for permission to abandon the sites.
U.S. Uranium Industry
Uranium milling in the U.S. is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to the uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”).
On August 16, 2004, the State of Utah became an Agreement State for the regulation of uranium mills. This means that the primary regulator for the Mill is now the UDEQ rather than the U.S. Nuclear Regulatory Commission. At that time, the Mill’s NRC Source Materials License was transferred to the State and became a Radioactive Materials License. The State of Utah incorporates, through its own regulations or by reference, all aspects of 10 CFR pertaining to uranium recovery facilities. The White Mesa mill’s license is due for renewal on March 31, 2006. Denison submitted its application for renewal of the license on February 28, 2006. During the period that the State is reviewing the license renewal application, the mill can continue to operate under its existing Radioactive Materials License. The mill’s license was initially issued in 1980 and was renewed in 1987 and 1997 for a ten years.
When the State became an Agreement State it required that a GWDP be put in place. The GWDP is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater.
The GWDP for the mill was finalized and implemented in March 2005. The GWDP required that the mill add over 40 additional monitoring parameters and fifteen additional monitoring wells. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
Uranium mining is subject to regulation by a number of agencies including the applicable State divisions responsible for mining within the State, the BLM and the Mine Safety and Health Administration.
Land Tenure
Canada
The right to mine minerals in Saskatchewan is acquired under a mineral lease from the province (a "Mining Lease”). A Mining Lease is for a term of 10 years, with a right to renew for successive 10-year terms in the absence of default by the lessee. The lessee is required to spend certain amounts for work during each year of a Mining Lease. A Mining Lease cannot be terminated except in the event of default and for certain environmental concerns, as prescribed in The Crown Minerals Act (Saskatchewan). However, Mining Leases may be amended unilaterally by the lessor by amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).
The right to explore for minerals is acquired in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The initial term of a Mineral Claim is two years, renewable for successive one-year periods, provided the Mineral Claim is in good standing. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.
The surface facilities and mine workings are located on lands owned by the Province of Saskatchewan. The right to use and occupy lands is acquired under a surface lease (a “Surface Lease”) from the Province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the Province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socio-economic objectives and contain certain undertakings in this regard.
United States
The Company’s land holdings in the U.S. are held either by leases from the fee simple owners (private parties or the state) or unpatented mining claims located on property owned by the U.S. Federal Government. Annual fees must be paid to maintain unpatented mining claims, but work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims.
Canadian Royalties
Denison pays royalties to the Province of Saskatchewan on the sale of uranium extracted from ore bodies in the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Royalty Schedule”) as amended. The calculations call for the payment of a basic royalty (currently 5% of gross sales of uranium), reduced by a Saskatchewan resource credit (currently 1% of gross sales of uranium).
The Schedule also provides for additional tiered royalties to become payable as a percentage of revenue after Denison has deducted from revenue its capital costs for mill expansion and mine development in accordance with provisions set out in the Royalty Schedule. Denison currently has sufficient capital recovery banks and anticipates that at current selling prices, it will not use up its capital recovery banks for several years. Following recovery of the capital investment, revenues are subject to an additional tiered royalty as follows:

Average Price	Tiered Royalty as a %
per Kilogram of U3O8* in Cdn $	of Revenues within the Bracket
Up to $30	0%
$30 to $45	6%
$45 to $60	10%
More than $60	15%

*	1999 bracket value to be indexed annually
Canadian Income and Other Taxes
Denison is subject to capital tax on paid-up capital (as defined in the relevant provincial legislation) in respect of its operations in Saskatchewan and Ontario. In Ontario, Denison currently pays a rate of 0.3% on paid up capital allocated to Ontario in excess of Cdn$10 million and in Saskatchewan pays capital tax of 0.6% on paid up capital allocated to Saskatchewan in excess of Cdn$20 million. A resource corporation in Saskatchewan also pays a corporate surcharge of 3.6% of the gross sales to the extent that the amount so calculated exceeds the Saskatchewan capital tax. For uranium production after January 1, 2007, the factor applied to gross sales will be reduced to 3.3% with further reductions scheduled in 2007 and 2008.
Denison is subject to federal and provincial income taxes in Canada. Because of various tax deductions available, no Canadian income taxes were paid in 2006, and Denison does not expect to pay any income taxes in 2007.
For 2006 income taxes, 65% of provincial mining royalties are deductible. Denison is also eligible for a resource allowance equal to 8.75% of resource profits as defined in the Income Tax Act (Canada).
U.S. Income and Other Taxes
Denison pays property and sales taxes in each of the states it operates.
The Company’s U.S. subsidiaries are subject to U.S. federal and state income tax. No U.S. federal and state income taxes were paid in fiscal 2006.

Risk Factors
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s Common Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Deregulation of the Electrical Utility Industry
Denison’s future prospects are tied directly to those of the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and achieving record capacity factors. There can be no assurance that this trend will continue.
Replacement of Reserves and Resources
McClean Lake and Midwest reserves and resources are currently Denison’s principal source of uranium concentrates. Mining of uranium at Denison’s mines in Utah, Colorado and Arizona in the United States has commenced or is expected to commence this year, resulting in the production of uranium concentrates in 2008. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. The McClean Lake, Midwest, Colorado Plateau and Arizona deposits are expected to be produced by 2015, and the Henry Mountains’ deposits produced by 2020. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves. In addition, while Denison believes that the Midwest deposit will be put into production, there can be no assurance that it will be.
Due to the unique nature of uranium deposits, technical challenges exist involving groundwater, rock properties, radiation protection and ore handling and transport.
Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.

Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of License Amendments and Renewals
The Company maintains regulatory licenses in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company’s to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses from time to time. While the Company has been successful in renewing its licenses on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical.

Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; alternate mining methods including the test mining project underway at McClean and anticipated environmental and regulatory compliance costs.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations, and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former Soviet Union and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Mongolian Properties
The Company owns uranium properties directly and through joint venture interests and is undertaking a uranium exploration program in Mongolia. Fortress, in which the Company holds a 36.15% equity interest as of December 31, 2006, is also undertaking a precious and base metals exploration program in Mongolia. As with any foreign operation, these Mongolian properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to adversely affect the value or continued viability of the Company’s interest in these Mongolian assets.
OmegaCorp
As of the date hereof, the Company has an offer to acquire any or all of the outstanding common shares of OmegaCorp Limited and has acquired approximately a 31.5% interest. The offer expires on April 13, 2007. OmegaCorp is an Australian listed mineral exploration company with the Kariba uranium project in Zambia, Africa. There can be no assurance that the Company will realize on the anticipated benefits from the transaction.
Environmental Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada and Mongolia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Dependence on Key Personnel
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties, and may be unable to direct or control such activities.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this AIF or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
Description Of Securities
Common Shares
The holders of Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Denison, to receive such dividends as the Board of Directors declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.
As of December 31, 2006, Denison had an aggregate of 178,142,682 Common Shares issued and outstanding, after an aggregate of 87,991,160 Common Shares were issued on December 1, 2006 to shareholders of DMI in exchange for DMI common shares as part of the Denison Arrangement. See “General Development of the Business — Significant Acquisitions. As at March 27, 2007, Denison had an aggregate of 188,096,528 Common Shares issued and outstanding.
2004 Warrants
On November 24, 2004, DMI issued 1,100,001 common share purchase warrants (each, a “2004 Warrant”). The 2004 Warrants expire on November 24, 2009. Upon issue, each 2004 Warrant entitled the holder to acquire one common share of DMI at a price of Cdn$15.00. The 2004 Warrants traded on the TSX under the symbol “DEN.WT” until December 6, 2006.
As part of the Denison Arrangement, IUC agreed to assume the obligations relating to the 2004 Warrants and to issue Common Shares to holders upon exercise. Accordingly, effective December 1, 2006, each 2004 Warrant entitles the holder to acquire 2.88 Common Shares of Denison at a price of Cdn$15.00. As a result of the Denison Arrangement, the 2004 Warrants continued trading under the symbol “DML.WT”. Except as stated, no other terms of the 2004 Warrants were changed.
As at December 31, 2006, an aggregate of 1,067,051 2004 Warrants were outstanding, and as at March 27, 2007, an aggregate of 1,097,051 2004 Warrants were outstanding.
2006 Warrants
On March 1, 2006, DMI issued 2,225,000 common share purchase warrants (each, a “2006 Warrant”). The 2006 Warrants expire on March 1, 2011. Each 2006 Warrant entitled the holder to acquire one common share of DMI at a price of Cdn$30.00. The 2006 Warrants were listed on the TSX on March 1, 2006 and traded under the symbol “DEN.WT.A”.

As part of the Denison Arrangement, IUC agreed to assume the obligations relating to the 2006 Warrants and to issue Common Shares to holders upon exercise. Accordingly, effective December 1, 2006, each 2006 Warrant entitles the holder to acquire 2.88 Common Shares of Denison at a price of C$30.00. As a result of the Denison Arrangement, the 2006 Warrants continued trading under the symbol “DML.WT.A”. Except as stated, no other terms of the 2006 Warrants were changed.
As at December 31, 2006, an aggregate of 2,225,000 2006 Warrants were outstanding, and as at March 27, 2007, an aggregate of 2,225,000 2006 Warrants were outstanding.
Dividend Policy
The Directors have adopted a policy of dedicating cash flow to reinvestment in the business. Accordingly, no dividends have been declared to date.
Market for Securities
Trading Price and Volume of the Common Shares
Until December 6, 2006, the Common Shares were listed and traded on the TSX under the symbol “IUC”; however, as result of the Denison Arrangement, the Common Shares continued trading on the TSX under the symbol “DML” on December 7, 2006. The following table sets forth, for the months indicated, the high and low closing sale prices and trading volumes for the Common Shares, as reported on the TSX.

	Common Shares
		Trading Volume
Month	Cdn$ Price Range	(’000s)
2006
January	6.42 – 7.35	12,985
February	5.50 – 7.00	8,200
March	5.92 – 7.20	13,129
April	5.93 – 6.50	8,257
May	4.65 – 6.67	10,855
June	4.28 – 5.82	14,125
July	5.54 – 6.33	9,646
August	5.50 – 6.28	8,871
September	5.31 – 6.69	10,475
October	5.54 – 7.89	14,375
November	7.01 – 10.17	23,628
December	9.66 – 12.91	29,201
Data supplied by the TSX.
Trading Price and Volume of the 2004 Warrants and the 2006 Warrants
The 2004 Warrants and the 2006 Warrants were traded on the TSX under the symbol “DEN.WT” and “DEN.WT.A” respectively, until December 6, 2006. As result of the Denison Arrangement, the 2004 Warrants and the 2006 Warrants continued trading on the TSX under the symbol “DML.WT” and “DML.WT.A” respectively on December 7, 2006. The following table sets forth, for the months indicated, the high and low closing sale prices and trading volumes for the 2004 Warrants and the 2006 Warrants as reported on the TSX.

	2006 Warrants(1)		2004 Warrants
	Cdn$ Price	Trading Volume	Cdn$ Price	Trading Volume
Month	Range	(’000s)	Range	(’000s)
2006
January	—	—	5.98 – 8.10	80
February	—	—	5.35 – 7.74	124
March	2.01 – 3.20	264	5.05 – 6.50	107
April	2.41 – 3.75	431	6.01 – 7.68	67
May	2.55 – 3.59	73	5.00 – 7.20	33
June	1.95 – 2.52	35	3.27 – 5.25	181
July	2.19 – 2.52	85	4.25 – 5.15	28
August	2.02 – 2.60	431	4.46 – 5.75	141
September	2.50 – 3.50	1,076	5.35 – 6.75	483
October	2.94 – 5.00	398	6.02 – 10.35	403
November	4.75 – 9.50	204	7.79 – 16.00	153
December	9.70 – 16.25	166	15.00 – 23.22	124
Data supplied by the TSX.

Notes:

(1)	On March 1, 2006 an aggregate of 2,225,000 2006 Warrants were issued by DMI. Trading commenced on March 1, 2006. See “Description of Securities — 2006 Warrants”.

Directors and Officers
     Directors
The following table sets out the names and the provinces and countries of residence of each of the directors of Denison, their respective positions and offices held with Denison and their principal occupations as of the date hereof. The following table also identifies the members of each committee of the Board of Directors.

Name and Province and
Country of Residence	Principal Occupation and Employment for Past Five Years	Director Since(1)
Craig, John H.(3, 5) Ontario, Canada	Lawyer, Partner, Cassels Brock & Blackwell LLP.	1997

W. Robert Dengler(2, 4, 5) Ontario, Canada	Corporate Director, commencing in 2006; prior: Vice-Chairman and Director of Dynatec Corporation in 2005; President and Chief Executive Officer of Dynatec Corporation.	2006

Brian D. Edgar(3) British Columbia, Canada	Director of Rand Edgar Investment Corp.	2005

E. Peter Farmer (2) Ontario, Canada	Chief Executive Officer of the Company, commencing in 2006; prior: President and Chief Executive Officer and Director of DMI from 2003-2006; President and Chief Executive Officer and Director of Denison Energy from 2002-2004.	2006

Ron F. Hochstein(5) British Columbia, Canada	President and Chief Operating Officer of the Company, commencing 2006; President and Chief Executive Officer and Director of Fortress Minerals Corp., commencing 2005 to present; prior: President and Chief Executive Officer and Director of the Company.	2000

Paul F. Little(2, 4, 6)	Corporate Director and Financial Consultant; prior:
Ontario, Canada	Chairman of the Board of DMI from 2004-2006.	2006

Lukas H. Lundin(4) British Columbia, Canada	Chairman of the Board of the Company; Mining Executive	1997

William A. Rand(6) British Columbia, Canada	Director of Rand Edgar Investment Corp.	1997

Roy J. Romanow P.C., O.C., Q.C.(2, 3) Saskatchewan, Canada	Senior Fellow, Department of Political Studies, University of Saskatchewan.	2006

Catherine J. G. Stefan(2, 6, 7) Ontario, Canada	Managing Partner of Tivona Capital Corporation.	2006

Notes:

(1)	The term of office of each of the directors of Denison will expire at the Annual Meeting of the shareholders to be held on April 18, 2007.

(2)	Prior to December 1, 2006, this director was a member of the Board of Directors of DMI.

(3)	Member, Corporate Governance and Nominating Committee

(4)	Member, Compensation Committee

(5)	Member, Environment, Health and Safety Committee

(6)	Member, Audit Committee

(7)	Chair, Audit Committee

     Executive Officers
The following table sets out the names and the provinces and countries of residence of each of the executive officers(1) of Denison, their respective positions and offices held with Denison and their principal occupations as of the date hereof.

Name and Province and
Country of Residence	Position with Denison and Employment for Past Five Years
James R. Anderson Ontario, Canada	Executive Vice President and Chief Financial Officer, commencing in 2006; prior: Executive Vice President and Chief Financial Officer of DMI from 2004 — 2006; Managing Director of Excel Energy Group Inc. from 2003 - 2004.

Donald C. Campbell	Vice President, Commercial, commencing in 2006; prior:
Ontario, Canada	Vice President, Marketing and Special Project of DMI from 2004 — 2006 and of Denison Energy and its predecessor from 1993 — 2004.

David C. Frydenlund Colorado, U.S.A.	Vice-President, U.S. Legal and Regulatory Affairs, commencing 2006; prior: Vice-President and General Counsel and Corporate Secretary of the Company from 1997 — 2006; Chief Financial Officer and Treasurer of the Company from 2000 — 2005; Director of the Company from 1997 — 2006.

Harold R. Roberts Colorado, U.S.A.	Executive Vice President, US Operations, commencing 2006; prior: Vice President, Corporate Development of International Uranium (USA) Corporation (“IUSA”) from 2005 — 2006; Consultant to the Company 2003 — 2004; Vice President, Corporate Development of IUSA from 2001 - 2003.

Mark A. Katsumata British Columbia, Canada	Vice President, Finance, commencing 2006; Chief Financial Officer of Fortress Minerals Corp., commencing 2005 to present; prior: Vice President and Chief Financial Officer of the Company from 2005 — 2006; Chief Financial Officer of Manex Services Ltd. from February 2004 — 2005; Chief Financial Officer & Controller of Leisure Canada Inc. from 2001 — 2004.

William C. Kerr Ontario, Canada	Vice-President, Exploration and Development, commencing 2006; prior: Vice-President Exploration and Development for DMI in 2006; Director, Resources for DMI from 2004 - 2006; Director, Resource Evaluation for Denison Energy and its predecessor from 1997 — 2003.

William Shaver Ontario, Canada	Executive Vice President, Mining and Canadian Operations, commencing 2006; prior: Executive Vice-President, Mining and Canadian Operations of DMI in 2006; President, Shaver Engineering Limited from 2004 — 2006; Senior Vice-President, Dynatec Corporation from 1980 — 2004.

Notes:

(1)	Messrs. Farmer and Hochstein are discussed under “Directors”.
As of March 27, 2007, the directors and officers of Denison, as a group, beneficially own or exercise control over, directly or indirectly, 3,353,238 Common Shares or about 1.8 % of the Common Shares of Denison as of the date of this AIF. No single director or officer owns or exercises control, directly or indirectly, of one percent or more of the Common Shares as of the date of this AIF. The information as to Common Shares beneficially owned or over which the directors and officers exercise control or direction, not being within the knowledge of the Company, has been furnished by each such individual.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as referred to below, no director or officer of the Company or a shareholder holding a sufficient number of securities of Denison to affect materially the control of Denison:

(a)	is or has, within the previous ten year period, been a director or officer of any company, that, while the person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has, within the previous ten year period, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manger or trustee appointed to hold its assets.
Messrs. Rand and Edgar are currently and were directors of Lexacal Investment Corp. (TSX-V), when on September 5, 2006, a cease trade order was issued by the British Columbia Securities Commission against that company for its failure to file financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006.
Conflicts of Interest
Some of Denison’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.
None of the present directors, senior officers or principal shareholders of the Company and no associate or affiliate of any of them has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.
During the 15-month period ending December 31, 2006, the Company incurred legal fees of $292,000 with a law firm of which John H. Craig, a director of the Company, is a partner. Legal fees incurred with this law firm were $77,000 for the year ended September 30, 2005.
During the 15-month period ending December 31, 2006, the Company incurred management and administrative service fees of $237,000 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. Management and administrative service fees incurred with this company were $169,000 for the fiscal year ended September 30, 2005. Amounts due to this company were $100,000 as of December 31, 2006 and nil as of September 30, 2005.

During the 15-month period ending December 31, 2006, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $112,000 for such services. The executive services are billed on an hourly basis plus out-of-pocket expenses while the administrative services are at the rate of Cdn$6,400 per month. At December 31, 2006, an amount of $31,000 was due from Fortress relating to this agreement.
Standing Committees
The Audit Committee
Overview
The audit committee of the Company’s Board of Directors is principally responsible for:
•	recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor;
•	overseeing the work of the external auditor;
•	reviewing the Company’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company; and
•	reviewing the Company’s financial reporting procedures for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.
Audit Committee Mandate/Terms of Reference
The Company’s Board of Directors has adopted an audit committee mandate/terms of reference (the “Mandate”) which sets out the audit committee’s mandate, organization, powers and responsibilities. The complete Mandate is attached as Schedule A to this AIF.
Composition of the Audit Committee
Below are the details of each audit committee member, including his or her name, whether she or he is independent and financially literate as such terms are defined under Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”) and his or her education and experience as it relates to the performance of his or her duties as an audit committee member. All three audit committee members have “financial expertise” within the meaning of the Sarbanes-Oxley Act of 2002. The qualifications and independence of each member is discussed below and in the Company’s Management Proxy Circular dated March 9, 2007 (the “Circular”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.

		Financially		Education & experience relevant to
Member Name	Independent(1)	Literate(2)		performance of audit committee duties
Paul F. Little	Yes	Yes	•	Chartered Accountant (ICAO)
			•	M.B.A. (Finance)
			•	Held position of Chief Financial Officer of one public company and two private companies.

Catherine J.G. Stefan, Chair of the Audit Committee	Yes	Yes	•	Chartered Accountant (ICAO)
			•	B.Comm
			•	Held position of Chief Operating Officer of O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

William R. Rand	Yes	Yes	•	B.Comm (Accounting)
			•	Law degree, with extensive corporate finance experience
			•	Has served on audit committees of a number of public companies

(1)	To be considered independent, a member of the Committee must not have any direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board of Directors of the Company, reasonably interfere with the exercise of a member’s independent judgment.

(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
Reliance on Certain Exemptions
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.
Audit Committee Oversight
Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an internal auditor which was not adopted by the Company’s Board of Directors.
Pre-Approval Policies and Procedures
The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section D of the Mandate.
External Auditor Service Fees (By Category)
The following table discloses the fees billed to the Company by its external auditor during the financial year ended September 30, 2005 and the 15 month period ended December 31, 2006. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: (i) 1.134 for 2006 and (ii) 1.223 for 2005. The Company’s external auditor was also the auditor for DMI prior to the Denison Arrangement. Fees billed to DMI by the external auditor for the corresponding periods are noted below.

Financial Year		Audit Related
Ending	Audit Fees(1)	Fees (2)	Tax Fees (3)	All Other Fees(4)
September 30, 2005	$68,805	$17,202	$28,891	Nil
December 31, 2006	$79,075	$93,821	$33,183	$37,504

Notes:

(1)	The aggregate fees billed for audit services. Corresponding amounts for DMI are as follows: (i) for 2006, $65,894; and (ii) for 2005, $50,000.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and are not disclosed in the Audit Fees column. Corresponding amounts for DMI are as follows: (i) for 2006, $49,334 and (ii) for 2005, $17,467.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services. Corresponding amounts for DMI are as follows: (i) for 2006, $32,717 and (ii) for 2005, $9,470.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns. For 2006, the amount was billed on account of services relating to the Denison Arrangement. Corresponding amounts for DMI are as follows: (i) for 2006, $111,640 and (ii) for 2005, $4,126. DMI amounts in 2006 were billed on account of services relating to DMI’s public offering completed in March 2006, as to $87,830, and on account of services relating to the Denison Arrangement, as to $23,810.
Other Board Committees
The Board currently has three other standing committees in addition to the Audit Committee, namely the Corporate Governance and Nominating Committee, the Compensation Committee and the Environment, Health and Safety Committee. Each standing committee of the Board operates according to its mandate, approved by the Board, which sets out the committee’s duties and responsibilities. A discussion of each committee and its composition can be found in the Circular.
Legal Proceedings
Legal proceedings are pending against Denison. Other than as described below, Denison considers all pending proceedings to be routine litigation incidental to Denison’s business. Denison has provided certain indemnities in favour of Denison Energy against any future liabilities it may incur related to the assets and liabilities transferred to Denison on March 8, 2004.
Blue Hill, Maine
The Company is a defendant in an action filed by the State of Maine against Kerramerican, Inc., (“Kerramerican”) a subsidiary of Noranda Inc., Black Hawk Mining Ltd. (“Black Hawk”) and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. In addition, Black Hawk and Kerramerican have each asserted cross-claims against Denison for contribution. Denison is defending these actions and has counter-claimed against Black Hawk and Kerramerican for indemnity. The activities of Denison Mines Limited (“DML”), a predecessor to Denison, at this site consisted only of limited exploration that did not involve the disposal of any waste and which occurred prior to 1964. Mining activities at the site occurring between 1964 and 1970 were conducted by Black Hawk, a public company in which DML had a financial interest but did not control. Black Hawk entered into a joint venture with Kerramerican in 1970. Kerramerican was the operator of the joint venture, built processing facilities and operated the mine until it was closed in 1977. Kerramerican was responsible for the decommissioning and reclamation of the site, which was completed in 1983. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required.
DML has an indemnity from Kerramerican and Black Hawk in an agreement among the parties dated July 1, 1971. The Company has thoroughly examined this issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Furthermore, the Company believes that, to the extent that liability is determined, Kerramerican and Black Hawk are liable therefor pursuant to the July 1, 1971 indemnity agreement. Notwithstanding the Company’s belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time. Kerramerican has entered into an agreement with the State of Maine and assumed liability preserving its rights to pursue Black Hawk and Denison for their share of the liability.
Fisheries Act Charges
During the course of its monitoring of its closed Elliot Lake mines, Denison detected and reported to the JRG on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC licence, cooperation with the JRG and compliance with a Direction from Environment Canada that was contrary to a memorandum of agreement between the CNSC and Environment Canada, on March 27, 2007 Environment Canada notified Denison that it has been charged with allegedly violating the Fisheries Act (Canada). The Company intends to defend these charges.
Interest Of Management And Others In Material Transactions
Other than as disclosed in this AIF, none of the directors, officers or principal shareholders of Denison, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects Denison.
Registrar And Transfer Agent
Computershare Investor Services Inc. acts as the registrar and transfer agent for the Common Shares and 2004 Warrants and the 2006 Warrants. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1, Canada, and the phone number is 1-800-564-6253.
Material Contracts
Reference is made to the material contracts which have been filed by Denison with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.
Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Denison and that was entered into between January 2006 to December 2006 or was entered into before those dates but is still in effect. No disclosure is made regarding any contract that was entered into before January 1, 2002.
1.	The Reclamation Funding Agreement made as of the 21st day of December 1995 among DML, Her Majesty the Queen in Right of Canada (the “Government of Canada”) and Her Majesty the Queen in right of the Province of Ontario (the “Government of Ontario”) as amended by the Amending Agreement made as of the 11th day of April 1997 among DML, the Government of Canada and the Government of Ontario and as further amended by the Amending Agreement made as of the 25th day of February 1999 among DML, the Government of Canada and the Government of Ontario and further amended by an Assignment and Novation Agreement made as of the 29th day of December, 2003 among Denison Energy, the Company, the Government of Canada and the Government of Ontario.

According to the Reclamation Funding Agreement, the Company is required to maintain funds in an Environmental Trust sufficient for the succeeding 6 years of the estimated reclamation and on-going care and monitoring expenditures for the Company’s closed Elliot Lake mining facility.

2.	The Arrangement Agreement dated as of September 18, 2006, as amended and restated as of October 16, 2006, with effect as and from September 18, 2006, among DMI, IUC and IUC Subco.

According to the Arrangement Agreement, IUC, DMI and IUC Subco completed the Denison Arrangement pursuant to which DMI and IUC Subco amalgamated, and each shareholder of DMI received 2.88 Common Shares of IUC for each share of DMI held. In addition, pursuant to the Arrangement Agreement, IUC filed Articles of Amendment to change IUC’s name to “Denison Mines Corp.”.

3.	Acquisition Agreement among Fortress and IUC and International Uranium (Bermuda) I Ltd. dated March 1, 2004.

Pursuant to this agreement, Fortress agreed to acquire from International Uranium (Bermuda) I all of the outstanding shares of International Uranium (Bermuda) II Ltd., which owned all of the share capital of Shiveen Gol XXK and Mongol Resources Exploration XXK, in consideration for the issuance of 28,000,000 common shares of Fortress.

4.	Bid Implementation Agreement dated December 5, 2006 between the Company and Omega.

Pursuant to the Bid Implementation Agreement, Denison agreed to make an offer to acquire any or all of the outstanding shares of Omega at a price of AU$1.10 per share. This offer was subsequently increased to AU$1.15 pursuant to the agreement.
Names And Interests Of Experts
William C. Kerr, Vice-President Exploration and Development of Denison, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature. To the knowledge of Denison, William Kerr beneficially owns, directly or indirectly, less than one percent of the outstanding Common Shares.
The Arizona Strip Technical Report, Mongolia Technical Report, Henry Mountains Technical Report, McClean Technical Report, the McClean North Technical Report and the Midwest Technical Report were prepared by Scott Wilson RPA, who was retained to independently review and audit the reserves in accordance with the requirements of NI 43-101. To the knowledge of Denison, Scott Wilson RPA and the partners, employees and consultants of Scott Wilson RPA who participated in the preparation of the Arizona Strip Technical Report, Mongolia Technical Report, Henry Mountains Technical Report, McClean Technical Report, the McClean North Technical Report and the Midwest Technical Report, or who were in a position to influence the outcome of either of the foregoing, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

Additional Information
Additional information regarding the Company is available on the SEDAR website at www.sedar.com. Further information concerning the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, will be contained in the Circular for the Annual Meeting of Shareholders to be held on April 18, 2007. Additional financial information is provided in the Company’s Financial Statements and MD&A for the 15-months ended December 31, 2006.
A copy of this AIF, as well as the Circular and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. Certain of this information is distributed to shareholders in connection with Denison’s Annual Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:
Corporate Secretary
Denison Mines Corp.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2
Telephone: (416) 979-1991 Ext. 366
Facsimile: (416) 979-5893
Email: scolman@denisonmines.com

Exhibit 1 — Organizational Structure

Schedule A
Denison Mines Corp.
Audit Committee Mandate and Charter
A. Composition of the Committee
(1)	The Board shall appoint annually from among its members at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the “Committee”) to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2)	Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify under A(3) below shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3)	Each member of the Committee shall:
(a)	be a member of the Board;

(b)	not be an officer or employee of the Company or any of its affiliates;

(c)	be an unrelated director as defined in the Toronto Stock Exchange (the “TSX”) Corporate Governance Guidelines (“TSX Guidelines”) as the same may be amended from time to time;

(d)	satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators (“M1 52-110”), Rule 10A-3(b)(1)(ii) of the United States Securities and Exchange Commission, and any other applicable laws and regulations, as the same may be amended from time to time (with the TSX Guidelines, “Applicable Laws”); and

(e)	satisfy the financial literacy requirements prescribed by Applicable Laws.
(4)	A majority of the Committee shall constitute a quorum.

(5)	The Committee shall elect annually a chairperson from among its members.
B. Purpose
(1)	The Committee’s purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:
(a)	the integrity of the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and other financial reporting;

(b)	the integrity of the Company’s internal control and management information systems;

(c)	the Company’s compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to accounting matters and financial disclosure;

(d)	the auditor’s qualifications and activities;

(e)	communication among the auditor, management and the Board; and

(f)	such other matters as are determined by the Board from time to time.
C. Committee Resources
(1) The Committee shall have direct channels of communication with the Company’s auditor to discuss and review specific issues as appropriate.
(2) The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.
(3) The Committee shall have unrestricted access to Company personnel and documents and shall be provided with all necessary funding and other resources to carry out its responsibilities;
D. Committee Responsibilities
(1)	The responsibilities of the Committee shall be to:
(a)	with respect to financial accounting matters:
(i)	review with management and the external auditors the annual consolidated financial statements, MD&A and press release announcing annual financial results of operations before making recommendations to the Board relating to approval of such documents;

(ii)	review with management and the external auditors interim financial statements, MD&A and press release announcing interim financial results of operations before making recommendations to the Board relating to approval of such documents;

(iii)	review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; interim unaudited reports; the Annual Information Form; Management Information Circular, and any material change report pertaining to the Company’s financial matters. The Committee will review the consistency of the foregoing documents with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv)	satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the

Company’s financial statements, other than the Company’s financial statements, MD&A and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v)	prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company’s accounting policies and financial statement presentation, including, without limitation, the following:
1.	all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2.	all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3.	other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as well as the engagement letter and the independence letter;
(vi)	review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii)	review new accounting principles of the Canadian Institute of Chartered Accountants and the Financial Accounting Standards Board which would have a significant impact on the Company’s financial reporting as reported to the Committee by management;

(viii)	review the status of material contingent liabilities as reported to the Committee by management;

(ix)	review potentially significant tax problems as reported to the Committee by management; and

(x)	review any errors or omissions in the current or prior year’s financial statements which appear material as reported to the Committee by management;
(b)	with respect to the external auditors:
(i)	be directly responsible for the appointment, compensation, retention, termination and oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii)	approve, prior to the auditor’s audit, the auditor’s audit plan (including, without limitation, staffing), the scope of the auditor’s review and all related fees;

(iii)	satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor’s independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services. The Committee shall not allow the auditor to render any non-audit services to the Company or its subsidiaries that are prohibited by Applicable Law;

(iv)	review and approve the Company’s policies concerning the hiring of employees and former employees of the Company’s auditor or former auditor.
(c)	with respect to internal controls:
(i)	oversee management’s design, testing and implementation of the Company’s internal controls and management information systems and review the adequacy and effectiveness thereof.
(d)	with respect to concerns and complaints:
(i)	establish procedures for:
1.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.	the confidential, anonymous submission by employees of the Company of concern regarding questionable accounting or auditing matters.
(e)	with respect to ethics:
(i)	The Committee shall be responsible for oversight and enforcement of the Code of Ethics for the Chief Executive Officer, Senior Financial Officers and Other Officers of the Company, subject to the supervision of the Board.
(f)	with respect to general audit matters:
(i)	inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii)	review with management, the operations analyst and the external auditors any frauds reported to the Audit Committee;

(iii)	review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv)	report and make recommendations to the Board as the Committee considers appropriate.

(2)	In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit;

(3)	Any member of the Committee may require the auditors to attend any or every meeting of the Committee.
E. Meetings
(1)	The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than five (5) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors, the operations analyst or any member of the Audit Committee in accordance with the Ontario Business Corporations Act.

(2)	As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.
F. Evaluation of Charter and Mandate
(1)	On at least an annual basis, the Committee shall review and assess the adequacy of this Charter and Mandate and recommend any proposed changes to the Board of Directors.

(2)	All prior resolutions of the Board relating to the constitution and responsibilities of the Audit Committee are hereby repealed.

Schedule B
Glossary of Technical Terms
Note: The terms related to mineral resources and reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, November 14, 2004.
Indicated Mineral Resource
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
Measured Mineral Resource
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral Reserve
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral Resource
A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Preliminary Feasibility Study
A Preliminary Feasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, where an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
Probable Mineral Reserve
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven Mineral Reserve
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Spot market
The buying and selling of uranium products for delivery within one year.
Spot market price
Price for product sold or purchased in the spot market rather than under long-term contract.
U3O8
Triuranium octoxide. It is in the form of concentrate, often called yellowcake. 1 pound U = 1.17924 pound U3O8.